Technical Report on the Tintic Project

East Tintic Mining District

Utah County, Utah, USA

Prepared for

Osisko Development Corp.

Effective Date: June 7, 2022

Report Date: June 10, 2022

Dr. Thomas A. Henricksen QP, C.P.G.

www.osiskodev.com

Table of Contents

1.0 Summary	1-1

1.1 Introduction	1-1

1.2 Contributors and Qualified Persons	1-3

1.3 Property Description and Location	1-3

1.4 Accessibility, Climate, Local Resources, Infrastructure and Physiography	1-3

1.5 Geological Setting and Regional Mineralization	1-4

1.6 Trixie Mine -T2-T4 Mineralization	1-4

1.7 Drilling, Sampling Method, Approach and Analysis	1-5

1.8 Data Verification	1-6

1.9 Mineral Processing	1-6

1.10 Development and Mining Operations	1-7

1.11 Mineral Resource Estimates	1-9

1.12 Conclusions	1-10

1.13 Recommendations	1-10

2.0 2.0 Introduction	2-1

2.1 Overview	2-1

2.2 Report Responsibility and Qualified Persons	2-1

2.3 Effective Date	2-1

2.4 Sources of Information	2-1

2.5 Currency, Units of Measure and Abbreviations	2-2

3.0 Reliance on Other Experts	3-1

3.1 Terms of Reference and Purpose of this Technical Report Summary	3-4

3.2 Details of Personal Inspection on the Property	3-4

3.3 Technical Contribution	3-4

4.0 Property Description	4-1

4.1 Location	4-1

4.2 Area of the Property	4-2

4.3 Title, Claim, Mineral Rights Summary	4-6

4.4 Encumbrances	4-7

4.5 Other Significant Factors and Risks	4-7

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. i

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4.6 Acquisition of the Trixie Gold Project	4-7

4.7 Environment	4-8

4.8 Permits and Environmental Liabilities	4-8

5.0 Accessibility, climate, local resources, infrastructure, and physiography	5-1

5.1 Topography, Elevation and Vegetation	5-1

5.2 Access to the Property	5-1

5.3 Climate	5-1

5.4 Infrastructure Availability	5-2

5.5 Site Facilities	5-5

5.6 Electricity	5-7

5.7 Personnel	5-7

5.8 Supplies	5-7

6.0 History	6-1

6.1 Tintic District - Early Mining History (1869 to 2002)	6-1

6.2 Trixie - Early Surface Exploration (Pre 1957)	6-4

6.3 Trixie - Shaft Sinking and Underground Development (1969 - 1992)	6-4

6.4 Trixie Diluted-Grade Ore Production (1969 - 1995)	6-5

6.5 Trixie Production (2000 - 2002)	6-6

6.6 Trixie Mine - Historic Mining Summary (1969 - 2002)	6-7

6.7 TCM - Trixie Modern Target Generation (2019 - 2020)	6-10

6.8 TCM North Survey Vein - A Precursor to the T2 Discovery (2019)	6-11

6.9 TCM T2 Discovery - (2020 - 2021)	6-15

6.10 TCM Recent Timeline (2019 - 2021)	6-17

7.0 Geological setting and Mineralization	7-1

7.1 East Tintic - Regional Geology	7-1

7.2 East Tintic - Regional Structure	7-2

7.3 East Tintic - Regional Mineralization	7-5

7.4 Trixie Mine - Local Geology and Structural Setting	7-5

8.0 Deposit types	8-1

8.1 Carbonate Replacement Deposits	8-2

8.2 High Sulphidation Epithermal Deposits	8-2

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. ii

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8.3 Trixie T2 Structure: Au-Tellurium Mineralization	8-3

8.4 Trixie T2 Structure: A Genetic Model for High-Grade Mineralization	8-6

8.5 Porphyry Cu-Au Potential	8-9

8.6 Regional Metal Zonation across the East Tintic District	8-9

8.7 T2-T4 Mineralization	8-11

8.8 Petrologic Analysis	8-12

8.9 T2 Structure - High-Grade Breccia	8-12

8.10 T4 Quartz Stockwork	8-13

8.11 T2-T4 Mineralization: Summary of Mining	8-15

9.0 Exploration at Trixie mine -	9-1

9.1 Geologic Mapping	9-1

9.2 T2-T4 Mineralization: Overview Maps	9-1

9.3 T2-T4 Mineralization: Gold Grades and Widths	9-7

10.0 Trixie mine - T2 Underground Drilling	10-1

10.1 Drilling Methodology	10-1

10.2 2021 Drilling Program	10-1

10.3 Drilling versus Underground Development Sampling	10-2

10.4 Drilling Recommendations	10-7

11.0 Sample Preparation, Analyses and Security	11-1

11.1 Chain of Custody - Sampling and Analytical Procedures	11-1

11.2 Underground Sampling and Assaying	11-1

11.3 Drill Core Sampling and Assaying	11-2

11.4 TCM Onsite Laboratory	11-3

11.5 QAQC Data Management	11-3

12.0 Data Verification	12-1

13.0 Metallurgical Testing	13-1

14.0 Mineral Resource	14-1

15.0 Mineral Reserve Estimate	15-1

16.0 Mining Methods	16-1

17.0 Recovery Method	17-1

18.0 Project Infrastructure	18-1

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19.0 Market Studies and Contracts	19-1

20.0 Environmental Studies, Permitting and Social or Community Impact	20-1

21.0 Capital and Operating Costs	21-1

22.0 Economic Analysis	22-1

23.0 Adjacent Properties	23-1

24.0 Other Relevant Data and Information	24-1

25.0 Interpretation and Conclusions	25-1

26.0 Recommendations	26-1

27.0 References	27-1

28.0 APPENDIX 1	28-1

List of Tables

Table 1-1 - TCM Production and Revenue for 2021	1-9

Table 2-1 - List of Abbreviations and Acronyms	2-2

Table 2-2 - List of Units	2-4

Table 2-3 - Conversion Factors for Measurements	2-4

Table 6-1 - Total Historic Production Summary for the Greater Tintic District	6-4

Table 6-2 - Trixie Historic Mine Production Summary	6-7

Table 10-1 - Significant Drilling Results (2020 - 2021 Drilling)	10-1

Table 12-1 - Underground Verification Samples, Assayed by ALS Laboratory	12-2

Table 26-1 - Estimated Costs for the Recommended Work Program	26-2

List of Figures

Figure 4-1: Location Map of Tintic Consolidated Metals LLC	4-1

Figure 4-2: TCM Property Outline within the East Tintic District	4-3

Figure 4-3: TCM Direct Holdings	4-4

Figure 4-4: TCM Other Leased Interests	4-5

Figure 5-1: Overview of Trixie mine looking Northeast Towards the Burgin Administrative Complex and Highway 6 in Distance	5-1

Figure 5-2: Mean Monthly Temperature and Precipitation for Elberta, UT.	5-2

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. iv

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Figure 5-3: Plan view illustrates the planned decline from surface to the 625 level in light blue, the 625 level in red and the 750 level in yellow and additional planned excavation of the 750 level in green.	5-4

Figure 5-4: 3D model view of the proposed internal ramp system connecting the 625 level to the 750 level within the Trixie mine.	5-5

Figure 5-5: Burgin Administrative Offices	5-6

Figure 5-6: The main Trixie Mine headframe, December 2021	5-6

Figure 6-1: Overview of the major historic ore bodies, in red, of the Tintic District, 1978	6-2

Figure 6-2: Plan map of the major structural elements of the historic Trixie mine, and current exploration and mine development.	6-9

Figure 6-3: An oblique view of the new 3D model of the historic Trixie mine data	6-12

Figure 6-4: Overview of the Trixie Mine historic datasets, including surface RC drilling coloured by gold, dated 2019	6-12

Figure 6-5: Cross-section of hole TRC-01 and the original drill log	6-14

Figure 6-6: Left Image: Plan map of the original North Survey Vein target developed by TCM in December 2019.	6-15

Figure 6-7: An early mining face on the T2 structure	6-16

Figure 6-8: Overview map of the southern end of 625 level	6-17

Figure 7-1: Stratigraphy of the lithologies in the East and Main Tintic Districts	7-2

Figure 7-2: Generalized structural map of the Main and East Tintic Districts	7-4

Figure 7-3: Generalized cross-section through the Tintic Mining Districts	7-5

Figure 7-4: Plan map of the major structural elements of Trixie, underground development in white	7-6

Figure 7-5: Geological long section of the Trixie mine	7-7

Figure 8-1: Generalized model of deposit styles in the East Tintic District	8-1

Figure 8-2: Photo of CRD-style base-metal mineralization, massive galena (Pb-ore) typical of the historic Burgin and Tintic Standard mines	8-2

Figure 8-3: Photo of typical sulfide-rich high-sulphidation epithermal style vein mineralization typical of the Trixie and Eureka Standard mines, rich in Au-Ag-Cu.	8-3

Figure 8-4: (Left) T2 footwall breccia, (Right) T4 quartz-stockwork	8-4

Figure 8-5: Geological cross-section of the T2 structure and T2-T4 mineralization	8-6

Figure 8-6: Geological longsection of the Trixie deposit, viewed towards the east	8-7

Figure 8-7: Regional metal zonation identified across the East Tintic District	8-10

Figure 8-8: Footwall breccia of the T2 structure	8-13

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. v

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Figure 8-9: Quartz stockwork mineralization typical of the T4 stockwork zone	8-14

Figure 8-10: (A) Underground exposure of T2 footwall and high-grade structure.	8-14

Figure 8-11: An example of gold, electrum and telluride photomicrographs of T2 mineralization taken from APSAR petrological report	8-15

Figure 9-1: Overview of entire T2-T4 zone of mineralization to date, with underground face samples coloured by gold (Au g/t)	9-3

Figure 9-2: Overview of just the original 625 level of mining on T2-T4 mineralization to date, with underground face samples coloured by gold (Au g/t)	9-4

Figure 9-3: Overview of just the Sill 1 cut of mining on the T2-T4 mineralization to date, coloured by gold (Au g/t)	9-5

Figure 9-4: Overview of just the Sill 2 cut of mining on the T2-T4 mineralization to date, with underground face samples coloured by gold (Au g/t)	9-6

Figure 9-5: Tabulated summary of composited underground face sampling and gold grades along the Sill 1 mining cut on the T2 structure	9-8

Figure 9-6: Tabulated summary of composited underground face sampling and gold grades along the Sill 2 mining cut on the T2 structure	9-9

Figure 10-1: Plan map of drilling to date on the T2-T4 mineralized zone. Drillhole samples and underground face sampling are coloured by gold (g/t).	10-4

Figure 10-2: Plan map and cross section of holes TUG-625-006 to 026	10-5

Figure 10-3: Plan map and cross section of holes on current southern end of T2 mineralization	10-6

Figure 10-4: Long section of the T2 structure with underground sampling and drillhole assays (Looking west)	10-7

Figure 10-5: Proposed future drill stations on the 625 level with continuation of resource drilling of the T2-T4 mineralized zone, drilling multiple up and down dip fans of hole to define structure and mineralization between the overlying Ophir Shale contact and the 750L at depth. Additional drilling from the 750L is also proposed.	10-8

Figure 11-1: Example of OREAS standards 223 and high-grade standard 298	11-4

Figure 11-2: Example of OREAS blank, highlighting a period of blank fails (between red linework) due to poor sample preparation. Corrective actions were taken, and the issue addressed. QC monitoring is ongoing.	11-5

Figure 12-1: Location of underground verification samples on 625 level, T2 structure	12-3

Figure 12-2: Location of underground verification samples along the Sill 2 mining cut, located on the northern end of the T2 structure	12-4

Figure 12-3: Location of underground verification samples in the 609 cross cut drill station location, with verification sampling along the margin of the T4 stockwork zone	12-5

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. vi

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1.0 Summary

1.1 Introduction

On May 30, 2022, Osisko Development Corp ("Osisko Development", the "Company" or "ODV") announced that it had acquired 100% of Tintic Consolidated Metals ("TCM") from IG Tintic LLC ("IG" or "IG Tintic") and Chief Consolidated Mining Company ("CCMC").

TCM is held 100% by Osisko Utah LLC, a Delaware LLC 100% owned by Osisko Development Corp. Osisko Development completed its acquisition of TCM and the East Tintic properties on May 27, 2022.

TCM holds the mineral rights to a consolidated land package of approximately 17,000 acres (6880 ha), including over 14,200 acres of which are patented mining claims in the East Tintic mining District spanning Juab County and Utah County near the town of Eureka, Utah, which was acquired in 2019. There are 23 past-producing mines on the property that operated predominantly between 1906 until the late 1940s. More recently the Burgin mine operated until 1978 and the Trixie mine between 1968 to 1993, before a short re-start between 2001-2002. No mining activity has been conducted since 2002 prior to the restart of the Trixie mine by TCM in 2020.

The 30th of December 2021 is the cut-off date for reporting and presentation of data and assays within this report.

A significant library of legacy datasets exists in the form of hardcopy maps, sections and reports covering many of the historic mining operations. Shortly after acquiring the project in 2019, TCM identified the historic Trixie Mine as a high priority exploration target with the potential to quickly define new high-grade resource opportunities close to the existing underground mine infrastructure. Historic datasets were compiled and modelled in modern mining software for the first time, and from this the resource target that was to become the T2 structure was identified, located in the immediate footwall of the 610 stope that was last mined in 2002.

TCM officially re-opened Trixie in June 2020 following re-furnishment of the main shaft and upper 625 level of the mine and following initial exploration drilling and underground development towards the identified historic resource target, discovered the high-grade T2 structure in September 2020. This discovery was made only 13 meters (44 feet) from the historic mine infrastructure, and over the following 15 months TCM has outlined gold and silver mineralization over 205 meters (670 feet) in strike averaging 188.22 g/t Au (5.49 oz/t Au) and 227.65 g/t Ag (6.64 oz/t Ag) on a new structure that is between 1.2 to 3 meters (4-10 feet) in width. To date, multi-ounce gold mineralization remains open along strike and at depth. There are no NI 43-101 compliant Mineral Resource or Reserve estimates at Trixie.

Mining of the T2 structure commenced shortly after its discovery, and has been driven by results from underground exploration face sampling. A broad zone of stockwork related mineralization identified as the T4 zone is also located in the immediate hanging wall of the T2 structure, with the T4 stockwork zone averaging 0.27 oz/t Au and 1.59 oz/t Ag over a wider interval of 6 to 25 meters (20-80 feet) in width.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 1-1

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To date, TCM has mined and processed 15,752 oz. of gold and 17,605 oz. silver, which has been converted to revenue totaling $26.1 M for 2021. Processing of the mineralized material has been done primarily by Desert Hawk Gold Corp. (DHG) located in western Utah on a toll processing agreement, and in October 2021, TCM commenced processing of Trixie mineralized material on-site at the Burgin facility. Additional ounces of unrecovered gold and silver remain which TCM plans to reprocess at a later date. TCM is currently producing an average of 45 tons per day of mineralized material with an average mining grade of over 4 oz/t Au.

Over the historic life of mine, a total of 158,323 oz of gold and 4.73 million oz of silver has been historically produced [primarily] as smelter flux by-products under Kennecott ownership from the Trixie Mine, at an approximate value of $284,980,000 of gold ($1800 / ounce Au) and $104,000,000 of silver ($22 /ounce Ag) in today's metal prices. All the historic mineralization was exploited from the 915 meter (3,000 foot) strike length of the 75-85 structural corridor at the Trixie Mine. The T2 structure recently discovered by TCM is located in the immediate footwall only 44 feet (13 metres) from the 75-85 structure, on a previously unrecognized structure with no significant mining or past production.

The gold grades associated with the T2 structure, Au-telluride and copper-tellurate mineralogy is markedly different from the other historically mined polymetallic-style mineralization previously mined within the deposit. A new geological model for the T2 mineralization has been developed, which highlights the critical role that the overlying Ophir shale unit has in capping the mineralization within the underlying Tintic Quartzite host rock. This new geological model provides a significant opportunity for the company to target and identify additional mineralized structures both at Trixie, and to also apply this targeting approach across the wider East Tintic District.

A summary of T2 and T2-T4 mineralization includes:

  Mineralization currently defined over 205 meters (679 feet) in strike, and remains open in all directions.
  T2 mineralization reports consistent multi-ounce gold grades along its entire strike length, with over 1,150 underground samples returning an uncut average gold grade of 5.49 oz/t Au and 6.64 oz/t Ag, with composited underground face sampling up to 8ft @ 102 oz/t Au and 192 oz/t Ag.
  The second sill cut of mining along the T2 structure has returned an impressive continuous zone of mineralization averaging 5.1 ft @ 12.64 oz/t Au for over 455 feet of continuous mining along strike.
  T4 stockwork mineralization currently extends up to 25 meters (80 feet) in width, and averages 0.27 oz/t Au and 1.59 oz/t Ag in current sampling.
  T2 mineralization is capped beneath the overlying Ophir shale units within the Tintic Quartzite host rock, and is interpreted as critical in the development of mineralization.
  T2 and T2-T4 mineralized zones dip steeply towards the east, away from the historic development at depth.
Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 1-2

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  Mineralization was transported as an Au-tellurium rich late hydrothermal fluid phase with strong alkalic magmatic component.
  Extensive free gold associated with the highest gold grades, with visible gold closely associated with tetrahedrite-tennantite, sulfosalts and Au-Ag tellurides.
  Non-refractory mineralization, highly amenable to cyanide leaching (and gravity separation), due to deep oxidation of material and significant free gold component.
  There is no current NI 43-101 Mineral Resource Estimate at Trixie

1.2 Contributors and Qualified Persons

Qualified Person (QP) Tom Henricksen (SME # 411 5974) is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has supervised the preparation of this report and provided the certificates attached hereto.  He supervised all portions of the report which were prepared by members of the Company with technical knowledge of the project and Trixie mine, including David Sabourin, Matthew Perkins, John Stahl, David Tomlinson and Ryan Chadburn.

1.3 Property Description and Location

The Trixie mine is located in the East Tintic mining District, Utah, approximately 95 kilometers (60 miles) southwest of Salt Lake City. The property is situated in southwestern Utah County on the eastern flank of the East Tintic Mountains.

The area of the East Tintic property owned or controlled by TCM comprises approximately 17,000 acres (6,880 ha), including over 14,200 acres of which are patented. This consolidated land position has been acquired over a hundred years of prior consolidation in the District by Chief Consolidated (CMCC), prior to the 2019 Joint Venture with TCM. There are no underlying royalty or property payments to a third party on this part of the property.

The consolidated land package that TCM now controls, covering almost the entirety of the East Tintic mining District is significant as it is the first time the District has predominately been under the control of a single company for a District wide approach to targeting and exploration.

1.4 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area has excellent site access and existing infrastructure. The project is located 27 kilometers (16 miles) west of Interstate 15 with Highway 6 passing through the property. A number of paved county roads and other dirt tracks provide excellent access throughout the entire project area.

Topographic relief in the East Tintic District ranges from 1,494 m (4,900 ft) in the Goshen Valley east of the District to 1,996 m (6,550 ft) at nearby Mineral Hill. The climate of the East Tintic District is semi-arid, with mean monthly high temperatures ranging from 2 degrees Celsius (37 F) in January to 34 degrees Celsius (93 F) in July.

The company's administrative buildings and processing facilities are located at the old Burgin mine site, a previous Kennecott operation located immediately off Highway 6. The Trixie mine is located a further 2.6 kilometers (1.6 miles) from the Burgin administrative offices along a paved county road. A 46 kVA high tension power line owned by Rocky Mountain Power (RMP) provides power to both the Burgin administrative complex and Trixie mine, with the electrical infrastructure and service re-established by TCM in December 2021.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 1-3

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1.5 Geological Setting and Regional Mineralization

The East Tintic District is a prolific past-producer of base-metal and precious-metal mineralization and is the second most productive mining District in Utah after Bingham Canyon, located 70 kilometers (44 miles) to the north. The initial discovery in the Tintic District occurred in 1869 with mining operations expanded rapidly during the first half of the twentieth century. Exploration activities between 1940 to 1970 continued to make significant discoveries under areas of volcanic cover.

The East Tintic District is underlain by a thick section of Paleozoic strata that has been strongly folded and faulted during the late-Cretaceous Sevier Orogeny. Following a period of erosion, the Paleozoic units were overlain by an Oligocene age veneer of younger volcanics, with coeval intrusion of monzonitic stocks and plugs. Mineralization in the District is unquestionably the product of late Oligocene aged volcanism, with hydrothermal fluids utilizing the earlier pre-existing structures within the older Paleozoic sequences. Structurally controlled base metal and precious metal mineralization is prolific throughout the East Tintic District.

A total of 23 past producing mines and a significant number of known mineral occurrences are documented within TCM's East Tintic land holding, with total historic production from the Main and East Tintic Districts totaling 2.9 Moz ("million ounces") Au; 285 Moz Ag; 1.16 Mt ("million tons") Pb; 258 kt Zn; 128 kt Cu. The Trixie mine was the last operational mine in the East Tintic District that previously ceased production in 2002, having historically produced a total of 158,323 oz Au and 4,726,505 oz Ag [primarily] as smelter flux by-products under Kennecott ownership.

1.6 Trixie Mine -T2-T4 Mineralization

TCM re-opened the Trixie mine in June 2020 following refurbishment of the main shaft and upper 625 level of the mine. Initial exploration drilling commenced short thereafter, targeting an area immediately adjacent to the historic 610 stope that was mined during 2001-2002. With mineralization confirmed in drilling TCM developed an underground exploration drift towards the target, intersecting the T2 structure in September 2020.

The newly discovered T2 structure in the Trixie mine is located in the immediate footwall of the areas of historic mining, on a steeply east dipping structure that remains open along strike and at depth.

Initial drilling in 2020 followed by underground development by TCM in September 2020 intersected and discovered the T2 structure only 13 meters (44 feet) from the historic mine infrastructure on the 625 level. Mining and exploration development has continued to date, with T2 mineralization currently defined over 205 meters (670 feet) in strike and reports consistent multi-ounce gold grades along its entire strike length with an average grade to date of over 4 oz/t Au. Systematic underground sampling of mining faces along the strike length of the T2 structure have been completed by the company with a total of 1,150 underground samples collected on the T2 structure to date, with composited underground face sampling reporting up to 8ft of 102 oz/t Au and 192 oz/t Ag. An adjacent zone of lower grade stockwork mineralization identified as the T4 stockwork zone is developed in the immediate hanging wall to the T2 structure. A total of 846 samples have been collected from the T4 stockwork zone with an average grade of 0.27 oz/t Au that extends up to 25 meters (80 feet) into the hanging wall of the T2 structure.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 1-4

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All underground face sampling is assayed onsite at the non-certified TCM onsite laboratory, though a full QAQC program with certified CRM standards is used by TCM with inter-laboratory check assays completed by independent third-party analysis.

A new geological model explaining the development of the T2 mineralization at the Trixie mine has been developed by TCM, highlighting the critical role of the overlying Ophir shale unit in providing an impermeable cap to the mineralizing system, and the role of gold-telluride rich alkalic hydrothermal fluids that are responsible for the elevated gold grades.

Geological modelling and target generative work are ongoing but well advanced within the Trixie mine, with systematic exploration of targets by on-ore development and underground drilling planned. District wide target generative work has commenced.

1.7 Drilling, Sampling Method, Approach and Analysis

A total of thirty-one (31) underground drillholes have been completed by TCM to the 30th of December 2021, targeting the T2-T4 mineralized zone for a total of 1,913.6 meters (6,278.2 feet) drilled to date. All drilling has been completed in HQ-NQ core size, utilizing a single underground U6 drill rig with the intention to scale-up both underground and surface drilling activities with the addition of multiple core rigs during 2022.

Geological logging of drill core has been completed onsite, with half-cut core dispatched to ALS Laboratories, Reno, for analysis of gold by 50g fire assay and multi-element by four-acid digest.

A best drilling intersection of 48 ft @ 1.43 oz/t Au and 2.68 oz/t Ag has been returned from drillhole TUG-625-013, intersecting the T2 structure and wider T4 stockwork mineralization above the 625 level.

To date, current drilling has defined:

  Broad zones of gold-silver mineralization above the 625-level relating to the T4 stockwork zone mineralization.
  The T2 structure resolves itself as a discrete structure at depth where intersected in drilling to the 900 level, structure projected to depth.
  All down-dip drill holes intersect the T2 structure at depth.
  Current drilling targets 60-70 ft. pierce point spacing on the T2 structure.

A comparison of gold grades reported in underground face sampling compared to drilling indicates that drilling tends to under-report the grade of gold. This is not uncommon in high grade narrow vein systems reporting significant visible gold. For the T2 structure, drilling will remain critical for the definition of structure in the vertical extent on the T2-T4 mineralized zone, with drilling to be complemented with systematic exploration development cross cuts and underground face sampling for grade determination for future work.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 1-5

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The ability to utilize the existing historic underground development at the historic Trixie mine provides a unique opportunity for ongoing exploration work, with the ability to both readily develop underground cross cuts from the existing historic development into the resource target area, and to located underground drill rigs within 150 feet of the drill target from multiple levels between the 625 to 1350 levels.

1.8 Data Verification

A total of 41 verification samples were collected by QP Tom Henricksen along the T-2 structure on January 10-11, 2022.  The samples were sent to the ALS laboratory in Reno on January 12.

Assay results for the verification samples have been received and confirm the high-grade nature of the reported T2 and T4 mineralized zones. Of the 41 underground verification samples, an uncut average grade for all samples returned 444.22 g/t Au (12.96 oz/t Au). Four of the underground samples collected from the T2 structure returned >1,000 g/t Au.

1.9 Mineral Processing

Once the Trixie mineralized material is hoisted to surface it is segregated into various piles based on grade. TCM operates a rental crusher unit which is based at the Trixie and the mineralized material is crushed to minus 0.25 inch. For mineralized material being shipped for processing off-site, the mineralized material is blended to a feed grade of nominally 1.4 oz/t Au.

For mineralized material to be processed at the TCM Burgin facility the mineralized material is also crushed to minus 0.25 inch and shipped directly by dump truck for processing. Processing of Trixie mineralized material has also been carried out at the Desert Hawk Gold (DHG) vat and heap leach facility located in western Utah approximately 60 miles south of Wendover, Utah.

DHG provides toll processing and charges a fee of 10.25% of the value of all gold and silver processed. The process uses cyanide for leaching and carbon is used to capture the gold and silver. The capacity of the DHG vats is approximately 200 tons. Vat leaching normally requires 7 days of residence time and the mineralized material is then removed from the vats and dumped on the heap leach pad for further leaching. The mineralized material is crushed and blended by TCM at the Trixie mine and is trucked to the DHG facility using 30-ton capacity units. It has been found that providing a blended feed grade to the DHG processing facility benefits the recovery process through both the vat tanks and heap leach pad, and also enables TCM to process some of the lower grade mineralized material from the T4 zone.

Recoveries from the vats have averaged 65% with additional recovery from the heap leach to contribute to terminal recovery of approximately 80%. It is planned to further process the mineralized material on the heap leach pad to improve terminal recoveries to +90%, and TCM is looking at the best process method to achieve this objective.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 1-6

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In October 2021, TCM commenced vat leaching Trixie mineralized material at a pilot vat leach plant constructed in the Burgin Concentrator building located on the TCM property. The capacity of the Burgin vats is 300 tons and the total residence time including cyanide destruction is currently approximately 9 days. The process also uses cyanide for leaching and carbon to capture the gold and silver.

Prior to removal from the Burgin vats, the processed mineralized material is treated with a hypochlorite solution to destroy cyanide which requires approximately 36 - 48 hours of flushing to complete. Since start up of this facility, recoveries from the Burgin facility have been improving and are currently at approximately 70%.

The tails are then stored in one of the two thickener tanks adjacent to the Burgin Concentrator building, and in the coming months a 60,000 ton holding pad will be constructed on the property to store the residual mineralized material. The plan is to reprocess the vat leach tails to recover remaining gold to improve terminal recoveries to +90%. TCM is currently looking at the best process method to achieve this objective.

To-date there has been 25,600 tons of mineralized material processed at the DHG facility, and 1,800 tons mineralized material processed at the TCM Burgin facility.

The gold and silver loaded carbon generated by both facilities are shipped to the Metals Research Corporation facility in Kimberly, Idaho where the loaded carbon is stripped and then processed into doré bars containing gold and silver. The doré bars are then shipped to the Asahi Refinery located in Salt Lake City where the doré bars are refined into pure gold and silver bars. The gold and silver are then sold which generates revenue for TCM.

1.10 Development and Mining Operations

Currently mining is being carried out from the 625 level both in the T2 and in areas of the 625 level where there is the potential to intersect additional mineralized structures.

  Mining on the 625 level is done using air-powered jacklegs for drilling and 2-yard LHD units are used for mucking. Access to the T2 stopes located above the 625 level is by timber raises. Drilling is by jackleg and mucking is accomplished by electric slushers moving the ore into the chute sections of the raises. LHD units are then used to move the ore to underground storage bays, or directly to the 625 level station.
  The T2 structure is predominantly a narrow vein structure, and the 1st sill cut was excavated above the 625 level incorporating a 30 foot sill pillar for safety. Mining is now being carried out on the 2nd sill cut which is approximately 10 feet vertically higher.
  Backfilling is achieved by pumping a concrete/foam mix and then capping the top 12 inches with concrete only for strength. Concrete sacks are lowered to the 625 level by cage and then transported to the concrete pump station by skid-steer.
  All mineralized material and waste are hoisted to surface via 2.2 ton rock boxes that are loaded by an LHD at the shaft station and are then loaded into the cage by skid-steer and hoisted to surface. Once at surface, the rock box is removed by skid-steer and dumped in the appropriate piles for mineralized material and waste.
Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 1-7

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  Mining is done on a 24/7 basis, and each mining crew normally consists of 10 hourly personnel including a hoist man, and a working Shift Supervisor. The crews and Shift Supervisors working a 7 on, 7 off schedule and work a 12-hour shift. The hourly personnel are procured from Provo Mining & Construction (PMC) which is a mining contractor which also supplies the UG equipment, and the Supervisor is a TCM employee.
  The TCM geology team provides 24/7 coverage to support the mining and exploration work and most of the UG excavation work is under geology control. The geology team also is responsible for sampling and ensuring the vein structures are marked up for the mining team.

During Q3 2021, TCM started excavation of a 14 x 14 ft. inclined tunnel (ramp) from the 625 level to the Ophir shale contact zone approximately 80 feet vertical above the 625 level. Once excavated this ramp will enable "attack" cross-cuts to be excavated into the T2 and T4 mineralized zones to mine the stope area using mechanized means. The ramp will also join to the decline tunnel to be driven from surface and is planned to be complete by Q4 2022.

The Trixie main shaft is a two-compartment shaft. Each compartment is 6 x 6 feet but only one compartment is used for mine access and is serviced by a single drum hoist with a single deck cage conveyance.  The shaft is a combination of timber and steel and is currently being operated at very low capacity in comparison to the original nameplate for both capacity and hoist speed. This current limitation of the Trixie production shaft is the main constraint to increasing mine production.

The Trixie Mine is supported by the TCM management, mine engineering and safety departments located at the Burgin admin office facilities.

Since September 2020, when mining resumed at Trixie, TCM has mined a total of 27,400 tons of mineralized material and has generated 15,752 oz. of gold and 17,605 oz. silver, all from the 625 level and predominantly from the T2 structure. Table 1-1 below summarizes the production and revenue achieved for 2021. Also included are the approximate ounces of gold remaining in the tailings which will be reprocessed at a later date.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 1-8

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Table 1-1 - TCM Production and Revenue for 2021

Tintic Consolidated Metals LLC Production/Revenue 2021
2021 Production Stats - Desert Hawk Group

	Jan-21	Feb-21	Mar-21	Apr-21	May-21	Jun-21	Jul-21	Aug-21	Sep-21	Oct-21	Nov-21	Dec-21	Full Year
Tons to Vats	1,340	1,433	2,443	1,700	1,381	500	500	800	900	800	700	1,000	13,497
Feed Grade (Au opt)	1.43	2.23	0.7	2.07	2.69	2.08	1.46	1.07	1.52	1.35	1.15	1.64	1.60
Vat Recovery %						62%	61%	70%	72%	69%	62%	77%	68%
Sold Au oz.	890	1,192	907	935	918	1,694	1,394	1,177	1,452	1,102	1,311	770	13,741
Sold Ag oz.	891	998	693	923	596	1,327	1,706	1,923	2,383	1,742	2,221	997	16,400
Tails Stockpile Au oz.	695	1,333	2,504	3,209	3,819	3,987	4,221	4,601	5,010	5,364	5,673	6,145	6,145
Au Revenue	$1,669,531	$2,158,219	$1,572,501	$1,581,210	$1,688,626	$3,080,190	$2,517,855	$2,097,207	$2,583,679	$1,967,658	$1,876,804	$1,380,306	$24,173,786
Ag Revenue	$23,250	$26,553	$18,157	$21,806	$16,142	$34,955	$43,469	$45,636	$55,295	$41,070	$33,902	$31,481	$391,715
Revenue DHG	$1,692,781	$2,184,773	$1,590,658	$1,603,016	$1,704,769	$3,115,145	$2,561,324	$2,142,842	$2,638,973	$2,008,728	$1,910,705	$1,411,786	$24,565,501

2021 Production Stats - TCM Burgin Vat Leach facility

	Jan-21	Feb-21	Mar-21	Apr-21	May-21	Jun-21	Jul-21	Aug-21	Sep-21	Oct-21	Nov-21	Dec-21	Full Year
Tons to Vats										300	675	675	1,650
Feed Grade (Au opt)										1.54	2.21	3.85	2.76
Vat Recovery %										82%	56%	69%	66%
Sold Au oz.											178	790	968
Sold Ag oz.											240	423	663
Tails Stockpile Au oz.										0	255	717	972
Au Revenue											$269,120	$1,234,274	$1,503,394
Ag Revenue											$5,123	$12,531	$17,654
Revenue Burgin	-	-	-	-	-	-	-	-	-	-	$274,243	$1,246,805	$1,521,048
Total Revenue	$1,692,781	$2,184,773	$1,590,658	$1,603,016	$1,704,769	$3,115,145	$2,561,324	$2,142,842	$2,638,973	$2,008,728	$2,184,949	$2,658,591	$26,086,550

1.11 Mineral Resource Estimates

There are no NI 43-101 compliant mineral resources or reserve estimates presented in this report. This report presents material results of past exploration and mining activities associated with the Trixie mine, along with conclusions and recommendations based upon these results. TCM anticipates that its near-term exploration activities may provide the data needed to publish a mineral resource and/or reserve estimate on the Trixie mine. However, no such estimates currently exist or can be inferred from the information presented in this version of the report.

TCM is in the process of compiling information from the following sources:

  Face samples taken from underground mine development and production headings at the Trixie Mine by TCM geologists and assayed by TCM at the onsite Burgin Laboratory.
  Underground diamond drill core, with samples assayed by certified third-party laboratory (ALS Laboratory in Reno, NV).

CRM and QAQC samples have been included in all assay batches at both the onsite Burgin laboratory and external third-party laboratories.

A Leapfrog generated geologic model developed by TCM is currently being used internally for mine planning until a compliant mineral resource estimate block model can be created. This block model has been generated from the information above and continues to be updated regularly as more information becomes available.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 1-9

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1.12 Conclusions

To-date TCM has excavated over 192 meters (630 feet) of the T2 structure along-strike with mineralization remaining open in both directions. Based on 1,996 assays taken in the T2-T4 mineralized zone along a strike length of 630 feet, the uncut and unweighted average grade of gold on the T2 structure is 5.49 oz/t Au and 6.64 oz/t Ag. The average grade of the T4 structure to-date is 0.27 oz/t Au. All underground assays were completed at the TCM onsite laboratory that is non-certified, though a full QAQC program with certified CRM standards is used by TCM with inter-laboratory check assays completed by independent third-party analysis.

The T2 structure has been confirmed by diamond drilling to extend upwards to the contact of the Ophir shale approximately 80 - 130 feet above the 625 level, and the same structure is shown to extend to below the 900 level of the mine.

To-date, TCM has mined and processed 15,752 oz. of gold and 17,605 oz. silver, which has been converted to revenue totaling $26.1M for 2021. Additional ounces of gold and silver still remain in the processed ore which TCM plans to reprocess at a later date. TCM is currently producing an average of 45 tons per day of run of mine material with an average mining grade of over 4 oz/t Au.

During 2021 considerable effort was directed at acquiring an experienced management team, which is now in place. Concurrently, effort was also directed at establishing a stable and experienced mining, maintenance and processing work force with necessary skills to provide sustainable safe production from the Trixie mine. The current production and expansion constraint however is limited by the Trixie production shaft, and this is now being addressed with plans to excavate a decline tunnel from surface to the 625 level during 2022 and is expected to significantly improve access to the underground workings, lower operating costs and increase productivity.

Other important points worth noting are the on-site TCM ore processing facility (VAT leaching) which is now in operation, and the ability to continue with toll ore processing (off-site) to manage excess ore until a full processing circuit and facility is constructed on the TCM property.

1.13 Recommendations

It is recommended that TCM continue its sampling programs underground and exploration and definition drilling of the target areas at Trixie, namely T2 and T4 with the objective of defining a NI 43-101 compliant mineral resource estimate to support future advanced technical studies.

Resource definition on the T2-T4 structures will be achieved through a combination of underground and surface drilling with an anticipated scale-up of drilling capacity in early 2022, together with a combination of underground exploration and mine development to best determine grade distribution through underground sampling across the zones of mineralization.

Ongoing exploration of additional targets within the Trixie vein system and surrounding target corridor will continue beyond 2022.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 1-10

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2.0 2.0 Introduction

2.1 Overview

The Trixie Mine is the main subject of this qualifying report. The report follows the guidelines as mandated in the Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101"), Companion Policy 43-101CP, and Form 43- 101F1, as well as with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Reserves, Definitions and Guidelines" ("CIM Standards") adopted by the CIM Council on November 27, 2010.

The report is being prepared for Osisko Development Corp. The purpose of this report is to disclose a summary of the property description and ownership, a technical overview of the geology and mineralization on the project, to discuss the history of the property and provide an update on the current development and production at Trixie. This report also provides recommendations for future work.  No mineral resources or reserves are reported at this time. The author cautions the reader that although mining is taking place at Trixie, it is being driven by exploration and underground sampling, without a current feasibility study.

2.2 Report Responsibility and Qualified Persons

Qualified Person (QP) Tom Henricksen (SME # 411 5974) is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has supervised the preparation of this report and provided the certificates attached hereto.  He supervised all portions of the report which were prepared by members of the Company with technical knowledge of the project and Trixie mine, including David Sabourin, Matthew Perkins, John Stahl, David Tomlinson and Ryan Chadburn.

2.3 Effective Date

The effective date of this Technical Report is June 7th, 2022, unless otherwise stated.

2.4 Sources of Information

The primary sources of information and data contained in this report are as follows:

  Historical records recovered on-site from abandoned facilities in the East Tintic District and from previously published reports and studies on the property.
  Surface and underground diamond drilling results completed by TCM that have been assayed by a 3rd party certified laboratory (ALS Laboratory, Reno, NV).
  Underground face sampling collected by TCM geologists from the underground mine development and production headings at the Trixie Mine, assayed onsite at the Burgin Laboratory.
  Underground sampling collected by the author during a site visit was also used for data verification.
  An internal, non-compliant Leapfrog generated block model developed by TCM is currently being used for mine planning until a compliant model can be created. This model includes both TCM generated assay results from exploration and mining work and 3rd party assay results generated from UG diamond drilling. This block model continues to be updated regularly as more information becomes available.
Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 2-1

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2.5 Currency, Units of Measure and Abbreviations

Tables of abbreviations, units and conversion factors applied through this report are provided below:

Table 2-1 - List of Abbreviations and Acronyms

Abbreviations and Acronyms	Definitions
43-101	National Instrument 43-101 - Standards of Disclosure for Mineral Projects (Regulation 43-101 in Québec)
AA	Atomic Absorption Spectroscopy
Ag	Silver
As	Arsenic
Au	Gold
Az	Azimuth
CofA, CoA	Certificate of Authorization
CA	Core Angle
cb, CB	Carbonate
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CIM Definition Standards	CIM Definitions Standards on Mineral Resources and Reserves (Adopted in 2014)
CRM	Certified Reference Material
CTO	Cease Trade Order
Cu	Copper
CV	Coefficient of Variation
CWi	Crusher Work Index
DDH	Diamond Drill Hole
FA	Fire Assay
Fe	Iron
G&A	General and Administration
ICP	Inductively Coupled Plasma
ICP-AES	Inductively Coupled Plasma Atomic Emission Spectroscopy

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 2-2

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Abbreviations and Acronyms	Definitions
ICP-MS	Inductively Coupled Plasma Mass Spectroscopy
ISO	International Organization for Standardization
IT	Information Technology
LLC	Limited Liability Company
Mag, MAG	Magnetometer, Magnetometric
Mesh	US Mesh
MRE	Mineral Resource Estimate
MT	Magneto-Telluric
n/a, N/A	Not Available or Not Applicable
NaCN	Sodium Cyanide
NI 43-101	National Instrument 43-101 - Standards of Disclosure for Mineral Projects (Regulation 43-101 in Québec)
NN	Nearest Neighbour
NPV	Net Present Value
NSR	Net Smelter Return
NTS	National Topographic System
Pb	Lead
py, PY	Pyrite
QA	Quality Assurance
QA/QC, QAQC	Quality Assurance/Quality Control
QC	Quality Control
QP	Qualified Person (as Defined in NI 43-101)
qtz, qz, QZ	Quartz
RQD	Rock Quality Designation
SAG	Semi-Autogenous-Grinding
SEDAR	System for Electronic Document Analysis and Retrieval
SME	Society for Mining, Metallurgy and Exploration
TSX-V	TSX Venture Exchange
UG, U/G	Underground
UTM	Universal Transverse Mercator (Coordinate System)
VG	Visible Gold

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Table 2-2 - List of Units

Symbol	Unit
ac	Acre
cm	Centimetre
ft	Foot (12 inches)
g	Gram
g/cm3	Gram per Cubic Centimetre
g/t	Gram per Metric Ton (Tonne)
ha	Hectare
in	Inch
kg	Kilogram
km2	Square Kilometre
L	Litre
M	Million
m	Metre
Ma	Million Years (Annum)
masl	Metres above Mean Sea Level
min	Minute (60 Seconds)
mm	Millimetre
Moz	Million (Troy) Ounces
Mt	Million Short Tons
oz	Troy Ounce
oz/t	Ounce (Troy) per Short Ton (2,000 lbs)
ton	Short Ton (2,000 lbs)
tpd	Short Tons per Day

Table 2-3 - Conversion Factors for Measurements

Imperial Unit	Multiplied by	Metric
1 inch	25.4	mm
1 foot	0.3048	m
1 acre	0.405	ha
1 ounce (troy)	31.1035	g
1 pound (avdp)	0.4535	kg
1 ton (short)	0.9072	t
1 ounce (troy) / ton (short)	34.2857	g/t

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 2-4

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3.0 Reliance on Other Experts

Qualified Person (QP) Tom Henricksen (SME # 411 5974) is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has supervised the preparation of this report and provided the certificates attached hereto.  He supervised all portions of the report which were prepared by members of the Company with technical knowledge of the project and Trixie mine, including David Sabourin, Matthew Perkins, John Stahl, David Tomlinson and Ryan Chadburn.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 3-1

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Thomas A. Henricksen

567 E. Lassen Ave., Space 225

Chico, California 95973

Email: thenricksen@gmail.com

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report titled "Technical Report on the Tintic Project, East Tintic Mining District Utah, USA", prepared for Osisko Development Corp. dated as of June 10, 2022 and effective date of June 7, 2022 (the "Technical Report").

I, Thomas A. Henricksen, P.Geo., as author of the Technical Report, do hereby certify that:

1. I am a Consultant Geologist residing at 567 E. Lassen Ave, Space 225, Chico California 95973.

2. I am a graduate of the University of Wisconsin-Oshkosh (B.Sc. Geology, Cum Laude, 1969) and Oregon State University (PhD Economic Geology, 1974).

3. I am SME Registered Member No. 4115974.

4. My relevant experience with respect to epithermal gold-silver deposits, volcanogenic gold deposits, orogenic gold deposits, and porphyry type Cu-Au and Cu-Ag deposits dates back to 1968 and includes over 50 years of exploration for and evaluation of such deposits in a wide variety of geological settings, recently including the Hot Maden Au-Cu hybrid deposit in Turkey.

5. I have read the definition of "qualified person" set out in the NI 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6. I am currently independent of Osisko Development Corporation as defined by Section 1.5 of NI 43-101.

7. I am responsible for all sections of the Technical Report, and supervised all contributions from Tintic Consolidated Mining Company personnel as set out in the technical report.

8. My most recent personal inspection and sampling of the property was in January, 2022 for two days.

9. I have no prior involvement with the property that is the subject of the Technical Report.

10. I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with NI 43-101.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 3-2

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11. At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 10th day of June, 2022.

Thomas A. Henricksen SME # 411 5974

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 3-3

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3.1 Terms of Reference and Purpose of this Technical Report Summary

This technical report on the Trixie Mine has been prepared under the guidelines of NI 43-101.  The quality of information, conclusions and estimates contained herein is based upon i) information available at the time of preparation, ii) data supplied by outside sources and iii) the assumptions, conditions and qualifications set forth in this report.

As of the writing of this report, there are no NI 43-101 qualified resources or reserves yet available for the Trixie Mine.

3.2 Details of Personal Inspection on the Property

The Authors of this report have been involved in extensive personal inspections of the Trixie property and related facilities. The Qualified Person as defined by NI 43-101 have extensive experience in the relevant disciplines covered in this report.

3.3 Technical Contribution

The following TCM personnel have all contributed to the development of this report:

1. David Sabourin is the Chief Operating Officer of TCM and is a Mining Engineer who has worked in the mining and infrastructure business for over 40 years in operations and project management positions. He has been involved in multi-million USD operations and projects in Canada, the USA, South Africa, the Middle East, the Far East, and the United Kingdom. Mr. Sabourin has a Technologist Diploma from the Haileybury School of Mines, a B.Sc. degree in Mining Engineering from Michigan Technological University, and an MBA in Finance from Strathclyde University in Scotland, UK. He is also a Registered Professional Engineer in the State of Utah and in South Africa.

2. Matthew Perkins is the Chief Geologist for TCM and has been a Professional Geologist for over 22 years, having worked for AngloGold Ashanti in Australia prior to moving abroad where he worked for several companies throughout SE Asia, West Africa and the Russian Far East. He has a primary focus on epithermal gold, porphyry Cu-Au and narrow vein systems and has managed and been involved with several significant exploration discoveries and extensions to known resources, across a diverse range of deposit styles and geographies. Mr. Perkins is responsible for the interpretation of the early resource targets developed at the Trixie mine in 2019 and has led the geological team responsible for the discovery of the T2 structure at the Trixie mine.

3. John Stahl is the Chief Mine Engineer for TCM and has 15 years of underground mining experience with a focus on narrow vein mining in the Western United States. Mr. Stahl has a B.Sc. degree in Mining Engineering from the Colorado School of Mines.

4. David Tomlinson is TCM's Senior Geologist with 30 years of experience acquired in Jamaica, Australia, France, Italy and the USA. David has managed all facets of surface and underground drill program, ore control, resource geology modeling, and exploration, and is recognized for his strong background in areas of epithermal, VMS, porphyry, SEDEX, Carlin, evaporative and narrow-vein deposits, and also dimensional stone and limestone road base quarries, and igneous and sedimentary petrology. Mr. Tomlinson holds an MS in Economic Geology acquired in 1997.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 3-4

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5. Ryan Chadburn is a Production Geologist for TCM and has five years of experience. Current responsibilities include underground and surface sampling, identifying gold-bearing minerals, data entry, creating 2D and 3D visual maps, and the creation of underground maps to aid in block model development. Mr. Chadburn holds an M.S. in Geological Sciences from Brigham Young University with an emphasis on economic/resource geology, igneous/metamorphic petrology as well as mineral identification.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 3-5

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4.0 Property Description

4.1 Location

The Trixie mine is located in western Utah County, approximately 64 kilometers (40 miles) southwest of Provo, Utah and 95 kilometers (60 miles) southwest of Salt Lake City. The property in which the Trixie mine is located encompasses most of the East Tintic District, surrounding and immediately east of the incorporated town of Eureka. The township of Eureka is located approximately 6.4 kilometers (4 miles) northwest of the Trixie mine. Figure 4-1 shows the project location within the state of Utah, and figure 4-2 displays the TCM property outline within the East Tintic District.

The coordinates of the center of the project are 407,700mE and 4,423,400mN, referenced in NAD83, Northern UTM Zone 12. The project area is located on Eureka Quadrangle, US Topographic Map 1:24,000 scale, 7.5 Minute Series.

The nearest rail siding in use is located at Tintic Junction, approximately 6 miles (9.6 km) west of the project.

Figure 4-1: Location Map of Tintic Consolidated Metals LLC

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 4-1

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4.2 Area of the Property

The area of the East Tintic property owned or controlled by TCM comprises approximately 14,200 acres (5,746 ha)of patented mining claims (1,105 claims, figure 4-3), and a further approximately [3,000] acres of unpatented mining (107 claims, figure 4-3). TCM supplied mineral title maps and tables. The Author verified the status of the mineral title to certain patented mining claims by engaging Utah legal counsel to conduct a review of TCM's chain of title for the select patented mining claims within the land package covering approximately 600 acres surrounding the Trixie and Burgin mines. Utah legal counsel conducted their title review by examining the United States Bureau of Land Management records, including the patents issued by the United States,  mineral survey and master title plats, and the official records of the Utah County Recorder's Office, including the abstract (tract), mining claims, and grantor/grantee indices, among miscellaneous other records. This consolidated land position has been acquired over a hundred years of prior consolidation in the District by Chief Consolidated (TCM's previous Joint Venture partner). Figure 4-2 displays the TCM mineral title boundary within the East Tintic District, and the location of the Trixie mine and Burgin administrative offices.

Figure 4-3 displays the detailed package of individual patented mineral rights and unpatented claims owned by the company. Displayed in figure 4-4 are other TCM Leased Interests within the District, where TCM owns a small and varying percentage, interest or royalty in a number of other claims outside of its main holding. Figure 4-5 displays the individual patented surface (and mineral rights) owned by the company.

Appendix 1 sets out a detailed list of the surface and mineral rights held by TCM, including details of the name, property tax number county, township, range and section information.

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404000
408000
412000
4428000
4424000
4420000
4416000
HWY 6
EUREKA
North Lily
Tintic Standard
Burgin Offices (VAT Leaching)
Apex
Eureka Standard
Trixie Mine
HWY 36
HWY 6
Esri, NASA, NGA, USGS, FEMA
Legend
Utah State Highways
Utah County Roads
Railroad
TCM_Area_Of_Interest
East_Tintic_Major_Mines
Historic Mines
N
TINTIC
CONSOLIDATED METALS LLC

Figure 4-2: TCM Property Outline within the East Tintic District

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 4-3

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400000
405000
410000
415000
4430000
4425000
4420000
4415000
4410000
Legend
TCM_Unpantented_Claims
TCM_Patented_Tintic_Mineral_Ownership_100
TCM_Patented_Tintic_Mineral_Ownership_80
TINTIC
CONSOLIDATED METALS
N
Scale: 1:100,000
Spatial Reference
Name: NAD 1983 UTM Zone 12N
PCS: NAD 1983 UTM Zone 12N
GCS: GCS North American 1983
Datum: North American 1983
0 0.5 1 2
Kilometers
0 0.5 1 2
Miles

Figure 4-3: TCM Direct Holdings

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400000
405000
410000
415000
4430000
4425000
4420000
4415000
4410000

Legend

Leased_Properties

UPDATED_Leases

- TCM Varing Royalities
- Okelberry_TCM Leased
- TINTIC CONSOLIDATED METALS
- <all other values>

N

Scale: 1:100,000

Figure 4-4: TCM Other Leased Interests

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 4-5

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408000
409000
410000
411000
412000
4424000
4423000
4422000
4421000
4420000

Legend

- Trixie_Ramp_Planned
- TCM_Patented_Tintic_Surface_Ownership_100
- TCM_Patented_Tintic_Surface_Ownership_20
- TCM_Patented_Tintic_Mineral_Ownership_100
- TCM_Patented_Tintic_Mineral_Ownership_80
- Other_Patented_Tintic_Mineral_Ownership

TCM_Surface_Rights_Acres

Name
- Burgin
- Trixie

Name	Area_Acres
Burgin	441
Trixie	150
Total Acres	**591**

N

TINTIC CONSOLIDATED METALS

Scale 1:24,000

Figure 4-5: TCM Surface Ownership

4.3 Title, Claim, Mineral Rights Summary

Effective upon the closing of the acquisition of the Trixie Gold project discussed in Section 4.6 below on May 27, 2022, TCM conveyed all its surface estate and water rights to Emerald Hollow LLC, retaining the surface in approximately 600 acres surrounding the Trixie and Burgin mines. TCM reserved all its mineral interests, except certain non-metallic minerals in 15 patented mining claims associated with the Lime Peak Quarry. TCM also reserved certain easements across the conveyed surface conveyed to Emerald Hollow.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 4-6

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As of May 27, 2022, two 1% NSRs, each with a 50% buyback right in favour of ODV for US$7.5 million exercisable within 5 years. The NSR were granted to IG Tintic and Emerald Hollow LLC.

There are no further underlying royalty or other property payments owed to any third party on the TCM property.

4.4 Encumbrances

Permitting of Trixie operations is well advanced, with many project components already permitted and bonded by the Utah Division of Oil, Gas and Mining (DOGM). These include the Trixie shaft and surface facilities. Full development of the Trixie mine as described herein will require a number of additional Agency approvals, none of which are anticipated to be problematic to obtain. There are no other significant encumbrances to the property.

4.5 Other Significant Factors and Risks

Effective upon the closing of the acquisition of the Trixie Gold project discussed in Section 4.6 below on May 27, 2022, TCM's rights to use and access all surface and water rights conveyed to Emerald Hollow LLC are governed by a Framework Agreement executed at closing and dated effective May 27, 2022 (the "Framework Agreement"). Under the Framework Agreement, TCM has the right to conduct exploration activities and has agreed easements to use the surface rights owned by Emerald Hollow. TCM also has the right to purchase surface rights from Emerald Hollow at market rates if it has reasonably identified that actual use and occupation of such lands for facilities for more than eighteen (18) months are necessary for economic exploitation of proven or probable reserves or measured, indicated, or inferred resources. TCM has also retained a right of first offer in the event that Emerald Hollow desires to sell, assign, or otherwise transfer to a third party all or a portion of its interest in the surface rights it owns, as well as a first priority right to purchase from Emerald Hollow, at a price based on prevailing market rates, a maximum annual flow rate of 2.45 cubic feet per second of time (cfs) and a maximum annual volume of 1,776.64 acre-feet of water from Emerald Hollow for its mining activities.

There are no other known significant factors and risks that may affect access, title, or the right or ability to perform work on the property.

4.6 Acquisition of the Trixie Gold Project

On May 30, 2022, Osisko Development announced that it had acquired 100% of TCM from IG Tintic and CCMC (the "Vendors") for total consideration at closing of approximately US$177 million in cash and shares of Osisko . In addition to the payments at closing, Osisko Development will pay to the Vendors:

(i) US$12.5 million in deferred payments

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 4-7

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(ii) a 2% NSR royalty, with a 50% buyback right in favour of Osisko Development exercisable within 5 years; and

(iii) other contingent payments, rights and obligations.

Agreement between Osisko Development and Osisko Gold Royalties:

Osisko Development has entered into a binding metals stream ("Stream") term sheet with Osisko Gold Royalties Ltd. for total cash consideration of US$20 million. Under the Stream, the Company will deliver to Osisko Bermuda Ltd., a wholly owned subsidiary of Osisko Gold Royalties, 2.5% of all metals produced from Tintic at a purchase price of 25% of the relevant spot metal price. Once 27,150 ounces of refined gold have been delivered, the Stream rate will decrease to 2.0% of all metals produced. Closing of the Stream is expected to take place on or before July 31, 2022 and is subject to customary closing conditions, including receipt of applicable regulatory and stock exchange approvals. The proceeds from the Stream will be used for to advance the development of Tintic.

4.7 Environment

TCM maintains adequate financial surety of USD $1,232,367 with the Utah Division of Oil, Gas and Mining.  This Financial surety was last updated in August 2021 with the addition of a pilot process operation.  TCM is currently in the process of updating its Large Mine Permit with UDOGM and expects the surety to be updated as part of this process.

TCM maintains all necessary environmental permits to operate within the Tintic Operations Area, including the current Large Mine Permit Update.  As part of this update, environmental resources within the Tintic Operations were reviewed.  As of the date of this report, all water rights and other water sources have been secured and agreed upon.  Furthermore, the US Fish and Wildlife Service has deemed that this area does not contain areas of critical wildlife concern.

There are no other known significant factors and risks that may affect access, title, or the right or ability to perform work on the property.

4.8 Permits and Environmental Liabilities

A list of all permits is provided in Appendix 1.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 4-8

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5.0 Accessibility, climate, local resources, infrastructure, and physiography

5.1 Topography, Elevation and Vegetation

Topographic relief in the East Tintic District ranges from 4,900 ft (1,494 m) in the Goshen Valley east of the District to 6,550 ft (1,996 m) at nearby Mineral Hill. The Trixie mine is serviced by a paved county road and is located at an elevation of 6,075 ft (1,852 m).

The Tintic Mountains bear the scanty vegetation typical of an arid region. Different species of cactus, forbs and shrubs grow on exposed rocky points. The more common trees of the higher slopes are pinyon pine, juniper and mountain mahogany. At lower elevations, maple thickets occur in the dry ravines, especially on the eastern slopes, while aspens are found in sheltered spots, more commonly those of northern exposure. In the valleys, sagebrush, rabbitbrush, Brigham's tea and cheat grass constitute almost the sole vegetation.  Range improvement projects in the area have had some effect on improving grazing.

Figure 5-1: Overview of Trixie mine looking Northeast Towards the Burgin Administrative Complex and Highway 6 in Distance

5.2 Access to the Property

Access to the project from Provo, UT is via Interstate 15, a distance of 36 kilometers (22 miles) south to exit 248 (US 6 West), then west on US 6 for 27 kilometers (17 miles) to Silver Pass Road, and then south 3.2 kilometers (2 miles) to the Burgin project office site. The Trixie mine is located another approximately 2.6 kilometers (1.6 miles) drive southwest of the Burgin mine site on the paved Silver Pass Road (figure 5-1).

5.3 Climate

The climate of the East Tintic District is semi-arid.  According to the U.S. Climate data website (https://www.usclimatedata.com/climate/elberta/utah/united-states/usut0068), the mean monthly low temperatures at the nearby town of Elberta range from -10 degrees Celsius (15 F) in January to 15 degree Celsius (58 F) in July.  The mean monthly high temperatures range from 2 degree Celsius (37 F) in January to 33 degrees Celsius (93 F) in July.  These temperatures are fairly typical for the East Tintic District as well. In general, the prevailing low humidity makes both the commonly high summer temperatures and the commonly low winter temperatures quite tolerable.  The average annual precipitation is 10-14 inches.  Figure 5-2 shows a graph of monthly average temperature and precipitation.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 5-1

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Figure 5-2: Mean Monthly Temperature and Precipitation for Elberta, UT.

Source: ChartFX, Internet

Given that the Trixie mine is an underground mine, there are no seasonal restrictions on mining activities.

5.4 Infrastructure Availability

The Trixie Mine currently utilizes a captive overhand cut and fill mining method to extract the mineralized material from the T2 structure. This method of extraction was chosen due to the high selectivity of mining, minimal dilution, and the ability to control the ground with every 4 - 6 feet advance round. Other methods considered for steeply dipping narrow veins were shrink stoping and longhole stoping, but ground conditions prevented these methods from being employed due to high potential for unplanned dilution and stope loss.

Captive cut and fill mining evolved from square set stoping, which was historically used at the Trixie Mine. This method involves the instillation of a multi compartment timbered raise for stope access and mineralized material removal from the stope. The timbered raise is installed from the mucking level to the first stope sill, leaving a sufficient sill pillar between the two. The lateral sill is mined approximately 150 feet in both directions along strike from the timbered raise using conventional mining techniques utilizing jackleg drills and slushers. The lateral sill cut is driven 10 feet high on the first sill and approximately 4 feet wide, however the actual width can sometimes end up being wider depending on structure geometry of the rock structure. Upon completion of the lateral sill cut, the timbered raise is then advanced upwards 8 feet, and backfill is then placed in the bottom 8 feet of the excavation leaving approximately 2 feet of open space between the fill and the back of the sill. The process of captive mining is then continued. Once the T2 vein is mined to the top of the T2 structure and backfilled, the initial sill pillar just above the 625 level will be removed by shrinking methods or by back-stoping on retreat.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 5-2

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Currently, cellular grout (i.e. low density cement) with a cement cap is being utilized for backfill. Super sacks of cement are transported underground via the Trixie Main Shaft and transported to the backfill pumping station. The cement is mixed with a foaming agent, and pumped into the stope using a Schwing pump. The cement cap is necessary to allow work to be done on top of the fill without damaging or accidentally excavating into the previously placed fill.

Captive overhand cut and fill mining at the Trixie Mine is capable of achieving approximately 45 tpd, however the rate of production is limited by hoisting constraints and backfill capacity.

Mineralized material and waste haulage from the stope areas to the shaft is accomplished using 2 yard LHDs, and the mineralized material and waste is then loaded into 2.2 ton bins and individually skipped to surface in the cage.

During 2022, TCM is planning to excavate a 15 x 15 feet decline from surface which will allow the use of 30 ton haul trucks and enable the use of mechanized cut and fill mining. Production mining will then be performed by jacklegs or jumbos and initial stope mucking will be performed by a 4 yard LHD to re-muck bays. A 6 yard LHD will then load the mineralized material into 30 ton haul trucks for transportation to surface.  It is projected that this mining method will increase production . Longhole stoping was also considered as an alternative, but ground conditions also prevented this from being viable due to high potential for unplanned dilution and stope loss. Once the planned decline from surface is in place it is planned to transition to paste fill utilizing a paste plant located on surface and pumped paste underground directly into the stopes. Figure 5-3 provides a plan view of the proposed decline from surface to the 625 level, the 625 level, and the 750 level and additional planned excavation of the 750 level.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 5-3

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Figure 5-3: Plan view illustrates the planned decline from surface to the 625 level in light blue, the 625 level in red and the 750 level in yellow and additional planned excavation of the 750 level in green.

Once the decline from surface is completed to the 625 level, there will be the ability to mine other areas with a greater widths, such as the T4 stockwork zone, using a mechanized cut and fill mining method. This will be done as an overhand method but will use rubber tired equipment and will have a higher extraction rate and greater efficiencies than captive cut and fill.  This method will start with the excavation of a 10 x 10 foot attack ramp coming from a development drift steeply down grade to intersect the mineralized material perpendicular to the strike. A lateral drift is then excavated along the edge of the mineral zone on strike. 10 x 10 feet primary drifts will then then be excavated from the lateral through the mineral zone on 30 foot centers. Once these are developed, they will be backfilled.

Figure 5-4 is a 3D view of the planned ramp in light red color from the 625 level up to the Ophir shales contact zone approximately 80 - 130 feet above the 625 level, and the planned decline down to the 750 level also shown in light red. The 625 level is shown in red color which includes the T2 and T4 ore zones. The 750 level is shown in yellow color and the planned excavation for the 750 is shown in green color.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 5-4

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Figure 5-4: 3D model view of the proposed internal ramp system connecting the 625 level to the 750 level within the Trixie mine.

The backfill will consist of CRF (cemented rock fill) and will be packed tight into the drift using an LHD equipped with a jammer. Once backfilling is completed and proper cure time is allowed, secondary drifts will be excavated adjacent to the primaries and backfilled in the same way. The final tertiary drifts will then be excavated between the primary and secondary drifts to complete the extraction of the orebody at that elevation. The tertiaries and the lateral will then be backfilled, and the attack ramp will be breasted down, and the process can be repeated on the next cut level. This process can continue up dip but will be limited by the mobile equipment's ability to climb steep grades.

As the Trixie is developed and explored on lower levels of the mine, other mining methods may be employed such as shrink stoping, longhole stoping, and remnant pillar mining.

5.5 Site Facilities

TCM's main office, laboratory, workshops and onsite processing facilities are located at the "Burgin" mine site immediately off Highway 6 and approximately 2.5 kilometers (1.6 miles) northeast of the Trixie mine.  The Burgin mine is a past-producing underground operation containing lead-zinc-silver ores that was last mined by Kennecott in 1976.  TCM has no near-term plans to re-open this mine.  Thus, all references to Burgin in this report are with respect to the main office and surface facilities located at this site, not the mine or deposit unless otherwise specified.

A mill facility previously operational in 2002 is located at the Burgin mine site. Since November 2021 TCM has established a VAT leaching circuit within the old Burgin mill facility for VAT leaching of ores from the Trixie mine. The company's current operations also include trucking additional ore to an offsite facility for VAT and heap leaching.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 5-5

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The onsite laboratory at the Burgin complex was re-established by TCM in January 2021, providing fire assay analysis for gold and silver for all underground grade control and sampling from the Trixie mine. More recently AAS (Atomic Absorption Spectrometry) and bottle roll analysis to complement onsite VAT leaching and processing has also been established onsite.

Figure 5-5: Burgin Administrative Offices

Figure 5-6: The main Trixie Mine headframe, December 2021

There are no perennial streams within the project area; however, intermittent streams occur during and after snow melt, along with the appearance of abundant springs. The nearest perennial surface water body is Utah Lake, which is located approximately 9 miles northeast of TCM's northern property boundary.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 5-6

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Three small perennial springs discharge from perched ground water in the upper portion of the volcanic cap rocks at an elevation of 6,400 ft on the west slope of the upper Silver Spring Pass Canyon drainage. These are known as the Gold Bond, Little Gough, and Big Gough springs. Perennial flow is limited to short reaches below these springs. The Big Gough and Little Gough springs collectively provide a small (about 20 gpm) and reliable supply of water that has been developed as a primary source of relatively fresh process water for the Trixie project.  The company anticipates that additional water will be available for the Trixie project from various surface and underground water sources pursuant to written agreements with the owners of water rights in the vicinity of the Trixie project.

5.6 Electricity

A 46 kVA high tension power line owned by Rocky Mountain Power (RMP) crosses the TCM property near the Burgin administrative complex. The electrical switching station located at the Burgin complex had been vandalized and left non-operational in the years prior to TCM's acquisition of the project. Between 2019 to late 2021 all power requirements onsite have been provided by diesel generators.

The installation of new transformers and electrical infrastructure to service both the Trixie Mine and Burgin administrative complex was completed by TCM in December 2021, with Rocky Mountain Power re-commissioning their service to the site by late December 2021. Peak load power usage from RMP cannot exceed 4.5 MW without considerable additional time delays and significant expense.  However, estimated peak load power requirement for the Trixie project is approximately 3 MW.

5.7 Personnel

The Trixie project currently employs approximately 100 employees and contractors, including general and administrative, mining contractors, surface operations contractors, security, camp services, and transportation services employees.

The project has developed a competitive compensation package for the underground and surface workforce. Acquisition of labor requires careful management, as the availability of skilled craftsman in the Utah and Juab County area is competitive because of Utah's decade(s) long growth.

Compensation for the underground and surface workforces are similar, with competitive hourly wages (or salaries in the case of management), along with production bonuses to incentivize work force behaviors and productivity.

Base rates set for the operating phase reconcile with current rates in Juab and Utah County.  Base rates are subject to bonuses, depending on key performance indicators established for each function.

All potential employees are required to take a pre-employment medical examination, to ensure they are physically capable of accomplishing their assigned functions.

Under Mine Safety and Health Administration (MSHA) regulations, the Trixie project as well as its major contractors must have approved training plans. Initial employee indoctrination and programming will include 5-day new hire mine site training for underground workers and 3-day new hire training plans for surface workers.  Additional training is required for workers who operate equipment.  Skills training programs for underground workers have also been developed.  TCM is currently working with the State of Utah, which provides certain reimbursements of up to fifty (50) percent of training costs, in the form of income tax credits apportioned to future earnings.

5.8 Supplies

Given the location of the Project in proximity to a major U.S. city, all needed supplies are readily available.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 5-7

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6.0 History

The Eureka, UT area was settled in the early 1850's by Mormon pioneers, who relied primarily on agriculture as a primary industry. In 1869, silver, gold, lead, zinc, and copper were first discovered in the Tintic District (Krahulec and Briggs, (2006). Many mining towns, including Diamond, Silver City, Mammoth, Eureka, Dividend and Knightsville were established during this era. By 1899, the Tintic Mining District became known as one of the richest mining Districts in the entire nation. (Note however that the first discovery in the actual East Tintic District did not occur until 1899.)  Active mining continued in the area during the 20th and beginning of the 21st centuries at the Trixie and Burgin mines, with the Burgin mine being shut down in the late-1970's and the Trixie mine having been operated until 2002 before being re-opened by TCM in 2020. Much of the material in this section is taken from the Chief Consolidated Mining Retrospect and Prospect 2005 Report. The mines, resources and reserves quoted in this section are historical in nature and should not be relied upon. It is unlikely it complies with current NI 43 101 criteria or CIM Standards and Definitions, and it has not been verified to determine its relevance or reliability. It is included in this section for illustrative purposes only and should not be disclosed out of context. The author did not review the database, key assumptions, parameters or methods used for the historic reserves mining on the East Tintic District.

6.1 Tintic District - Early Mining History (1869 to 2002)

Ore in the Tintic District was initially discovered in outcrop in 1869. Within a few years, most of the major outcropping ore bodies were being mined and there were 15-20 exploration and production shafts in operation. In addition to the initial Sunbeam lode (a small fissure-type ore body), major ore bodies (replacement type deposits) were discovered along three main structures known as the Gemini (Eureka), the Mammoth-Chief and the Godiva-Sioux ore runs. In 1905, the fourth and latest of the known ore runs, named the Iron Blossom, was discovered by Jesse Knight. Anecdotally, the Mormon bishop Knight was led to the zone via a vision. However, Knight was familiar with the District and no doubt recognized the altered appearance of the surrounding rocks, even though this ore body did not outcrop. This "blind" discovery by Knight, some distance east of the outcropping ore runs, opened the possibility of further deposits to the east (Figure 6-1).

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-1

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By the end of 1871, three mining camps had been established: Eureka, Silver City and Diamond City. Growth along the discovered ore runs was steady, and most of the early producers were still in operation 40 years later. Mammoth, Martha Washington, Eureka Hill and Shavers were among the earliest producers. Shipments were sent long distances to smelters in San Francisco, Reno, Baltimore, and as far as Swansea in Wales.

Even though many claims had been staked in the eastern portion of the District before the turn of the 20th century (in what is now identified as the East Tintic District), the only occurrence of surface ore was a small outcrop of lead-silver mineralization near the present Eureka-Lily shaft. This outcrop was in an area of intense alteration of both sediments and volcanics. All future discoveries of major deposits in the East Tintic would be blind ore bodies, based on surface alteration, and found by underground geologic interpretation.

Figure 6-1: Overview of the major historic ore bodies, in red, of the Tintic District, 1978

E.J. Raddatz became interested in the East Tintic District around 1906 and acquired a major holding in what is now the Tintic Standard area. Raddatz reasoned that, even though the surface rocks were inhospitable, there was a chance of discovery in the Ophir limestone at depth. His ideas worked out, and with great perseverance and despite the complex faulting and folding in the area, in 1916 he discovered the Tintic Standard deposit. It took two shafts and thousands of feet of drift and winze to make the discovery, but Raddatz was amply rewarded. The Tintic Standard Mine went on to become one of the major lead-silver mines in the world.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-2

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The Tintic Standard discovery stimulated additional activity in the eastern part of the District, and since the Tintic Standard No.2 shaft (a discovery shaft) was sunk in an area of pyritized volcanics, much of the prospecting concentrated on similar zones of alteration in the area. The Eureka Bullion, Iron King, Copper Leaf, Eureka Lily, Eureka Standard, Zuma and Apex Standard shafts were sunk in similar zones. Except for the Eureka Lily shaft, none led to an immediate discovery; this would come later after much further effort.

Mining geologists attracted by the discovery of the Tintic Standard began to study the District. Among these was Paul Billingsley, who in the early 1920's developed skills that led to the framework for modern prospecting. He observed that the volcanic cover in the east was pre-mineral and was altered by various stages of mineralizing fluids contemporaneous with ore deposition. He also recognized that the dikes and fissures cutting the volcanics continued at depth into the underlying sediments. Based on these ideas, a long drive on the 700 level of the Tintic Standard Mine was commissioned. The target was projected from a surface exposure of a strong alteration zone, along with persistent dikes mapped within the volcanics. This exploration work intersected the ore deposit that became the North Lily mine. Similar strategies led to the discovery of the Eureka Standard mine.

During World War II, the United States recognized that, in the event of a long war, new sources of raw material would be essential. As a result, the US Geological Survey spent 1942-1943 studying the East Tintic District. An exploration program seeking blind ore bodies was commenced towards the end of 1943. The work progressed slowly, and by 1945, four targets had been defined. One of the targets was the CCMC Oxide area. This area was centered on a prominent outcrop of oxidized and pyritized volcanics. However, no major discovery was made via the 75 ft (22.6 m) deep CCMC Oxide zone shaft. (It is interesting to note that in the late 1920's Paul Billingsley had identified the CCMC Oxide zone as a primary target.) A drift was driven from the Apex Standard mine, and exploration holes were drilled from surface but proved unsuccessful in intersecting significant mineralization.  It has subsequently been proven that both Billingsley and the USGS were correct in their targeting of the CCMC Oxide zone, as the Burgin deposit was discovered at this location via later surface drilling.

District production slowly increased through discovery of new mines and peaked between 1921 and 1930, when according to data from the U.S. Bureau of Mines (Morris and Mogensen (1978)), production for that decade from the combination of the Tintic and East Tintic Mining Districts reached 4,250,000 tons. From that peak, production decreased to a low of 662,000 tons between 1961 and 1970. Production from the Burgin mine led to a second peak of 1,200,000 tons between 1971 and 1976. Total recovered metal from the greater Tintic District is as follows:

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-3

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Table 6-1 - Total Historic Production Summary for the Greater Tintic District

6.2 Trixie - Early Surface Exploration (Pre 1957)

Most of the early work in the Trixie area occurred shortly after the discovery of the Tintic Standard deposit in 1917. This activity included the discovery of the North Lily deposit in January 1927 and the discovery of the Eureka Standard deposit in May 1928. In the immediate vicinity of the Trixie mine, two shallow prospecting shafts known as the Trump shaft (94 feet or 28.5 m deep) and South Standard shaft were sunk on a poorly exposed structure, but due to their shallow depth, failed to intersect mineralization.

Intense hydrothermal alteration of volcanic rocks exposed at surface at the nearby Burgin mine area and at the Trixie site attracted the attention of the U.S. Bureau of Mines in 1947 as well as the U.S. Geological Survey (USGS) in 1954. As a result, gravimetric and spectrographic surveys as well as geologic studies of the Trixie area were completed in 1946 and 1947.

Between 1954-1955 the USGS conducted geochemical sampling and geological mapping of the area immediately north of the current Trixie shaft location. This was followed up by the drilling of nine holes that confirmed the presence of the Trixie fault and the validity of the surface geochemical anomalism. These holes also confirmed the geologic interpretation, and hole 7a intersected low-grade lead-zinc ore in the Trixie fault zone. After conclusion of the USGS research program in 1956, Bear Creek Mining (an exploration subsidiary of Kennecott Copper Corp.) completed eight additional core holes in the target area and several of these holes intersected strong lead-zinc replacement mineralization in the underlying limestone. Despite the apparent presence of ore-grade mineralization at depth, the disappointing core recoveries resulted in surface exploration work being terminated in 1957. Subsequently, the decision was made to conduct future exploration from underground.

6.3 Trixie - Shaft Sinking and Underground Development (1969 - 1992)

In 1968, after the Burgin mine was in operation, the sinking of the Trixie shaft was initiated and was completed to the 750 ft level in 1969. Although results of the underground evaluation of the lead-zinc replacement mineralization were disappointing, a gold-bearing structure was encountered during shaft sinking at a depth of 584 ft. As a result, all future underground exploration and development at the historic Trixie mine was devoted to the exploration and mining of this northerly-trending, steeply west dipping structural zone along three primary gold-silver mineralized segments. The 756 ore shoot, the 75-85 ore shoot, and the Survey zone.

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Mining operations began in 1969 and continued until 1992, primarily mining and direct shipping Trixie ore as silica flux to Kennecott's Bingham Canyon smelter. Low grade dump material was shipped from 1992 to 1995. In 2002, CCMC ran the mine for a short period of time, producing a high-grade gold concentrate that was sold to Pinole's Mining Company's smelter.

In 1976, as mining and exploration continued on the 756 zone, a new ore shoot known as the 75-85 zone was discovered approximately 1,600 ft (488m) south of the Trixie shaft. This new zone of mineralization is controlled by the same north-south trending, west dipping structural zone as the 756 ore shoot to the north, and it is in the immediately footwall to the 75-85 ore shoot that Tintic Consolidated Metals T2 discovery was made in 2020.

In early 1980, due to a rise in gold and silver prices, Bear Creek Mining undertook a District-wide search for precious metals. One of the targets selected in the Trixie mine area was the location and evaluation of the Sioux-Ajax fault, which was thought at the time to be located south of the 75-85 ore zone. Although drifting on the 1050 level did not encounter the fault, it did discover a new mineralized structure which was named the "Survey" or 1050 vein. Additionally, deep drilling on the 756 zone from the 1350 level extended the gold-silver-copper mineralization northward and down-dip into the block located between the Trixie and the Eureka Standard faults.

In 1980, Sunshine Mining Corporation leased the Burgin unit from CCMC and by 1983 had also began working at the Trixie mine where they re-started mining and undertook additional underground development and diamond drilling. Much of the underground development and drilling appears to have been focused on the 900, 1050, 1200 and 1350 levels. Perhaps the most notable exploration efforts at Trixie during this time were the extensions of the 900, 1050 and 1200 level drifts southward following the discovery of the Survey zone and driving of the 1350 drift northeastward to connect with the 1100 level of the Eureka Standard mine. This connection provided the underground access needed to evaluate the Eureka Standard fault along-strike and down-dip from the Eureka Standard mine workings. Sunshine operated the Trixie mine until terminating their lease with CCMC at the end of 1992.

6.4 Trixie Diluted-Grade Ore Production (1969 - 1995)

Between 1969 and 1995, the Trixie mine was operated as a source of silica flux ore for direct shipment to Kennecott's Bingham Canyon smelter. Payments were received for gold, silver and variably copper. Production from 1969 through to 1992 totaled 808,240 tons, containing 158,323 oz of gold and 4.73 million oz of silver. Ore mined during this period was heavily diluted (as much as 3:1) with footwall and hanging wall Tintic Quartzite. TCM has been able to confirm this in Kennecott engineering drawings of stopes and in discussions with former employees.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-5

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Open stope mining methods in that day and poor ground control practice appeared to be only partially responsible for the dilution of ore. Production of 100 tons per day was required from the Trixie mine to provide a precious metal-rich silica flux ore to Kennecott's Bingham Canyon smelter. Thus, dilution of the Trixie mineralized veins with Tintic Quartzite from the footwall and hanging wall was a deliberate practice to obtain the required daily tonnage requirements, since the Tintic Quartzite was as good a source of silica flux as the mineralized quartz veins themselves. A diluted mining grade of 0.15 to 0.3 oz/t Au during this time was an optimal grade to obtain the required tonnage for Bingham Canyon smelter,  covering the cost of extraction and shipping of the silica flux.

As a result of a settlement of litigation between the then-operator Sunshine Mining and CCMC, underground mining at the Trixie operation ceased in 1992. With changes to Kennecott's smelting process in 1995, their Garfield smelter no longer had a requirement for Trixie flux ore. There were other western smelters with requirements for high-silica metals-bearing flux, but the transportation costs to these smelters, along with low ore prices, reduced the overall profit potential of mining the Trixie and other known silica-hosted precious metal deposits in the East Tintic District.

6.5 Trixie Production (2000 - 2002)

CCMC mined and shipped some low-grade surface stockpile material for smelter flux from 1993 to 1995 and conducted metallurgical evaluation work between 1995 and 2001 that led them to a decision to resume production. Between 2000 and 2002, CCMC (through its affiliate Tintic Utah Metals LLC) undertook an aggressive surface and underground drilling program at the Trixie mine, resulting in the discovery of a small-tonnage, gold-silver resource associated with the earlier mined 75-85 mineralized zone. In the case of the gold-silver resource, a new level (the 625 level) was developed within the mine in 2001, and approximately 10,800 tons of gold-silver ore, averaging 0.66 oz/t Au, was produced before mining was suspended due to the decrease in the price of gold below $300/oz and CCMC's financial and reported management problems.

This second phase of production from the Trixie mine operated at a higher mining grade as documented in Table 6-2. The higher mining grade during this later mining period is reflective of the 75-85 ore zone being a higher-grade vein segment of the overall Trixie vein system. Recent conversations with past employees during this period indicate that even this higher-grade ore was still subject to dilution through break back of wall rock and poor mining and ground support methods.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-6

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Table 6-2 - Trixie Historic Mine Production Summary

6.6 Trixie Mine - Historic Mining Summary (1969 - 2002)

6.6.1    Original Base Metal Discovery

The original CRD replacement ore bodies that were first discovered at the Trixie mine in 1969 are located on the north end of the deposit within downthrown carbonate sequences north of the Trixie fault.

Whilst limited in scale, the replacement ore bodies consist of massive sulfide minerals and jasperoid that locally enclose irregular blocks of argillized shale and limestone between the 750 level and 900 level and is progressively downfaulted along the Trixie fault and northwards of the Eureka Standard fault. Zonation of base-metal mineralization has been historically documented, with the upper levels of mineralization displaying higher grade zinc and gold values, which diminish down-plunge with a subsequent increase in copper and silver values at depth. Lead content remains fairly constant throughout.

The re-start of mining and exploration activities by TCM at the Trixie mine has initially focused on the precious metal gold and silver mineralization within the north-south trending Trixie fault system, but future longer-term opportunity does exist to explore for and define additional base metal Pb-Zn-Cu mineralization north of the Trixie and Eureka Standard Faults.

6.6.2    Polymetallic Gold-Silver-Sulfide Mineralization

Polymetallic mineralization at the Trixie mine is typically hosted in quartz and quartz-sulfide veinlets and sulfide bearing breccias, that have historically been exploited over a total of six (6) mining levels from a depth of 625 feet to 1350 feet below the main shaft. Although the vein system is variably mineralized along its entire length, three main segments of gold-silver mineralization have been historically mined-the 756 ore shoot, the 75-85 ore shoot and the Survey Vein ore shoot (figure 6-3).

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-7

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The 756 ore shoot represents the most productive of the three historically mined ore zones. This ore shoot is developed up to nine ft in width and over 900 feet in strike and has been mined for over 1,000 vertical feet. The shoot plunges to the north towards the Trixie and Eureka Standard faults and has been mined continuously from approximately 75 feet above the 625 level to below the deepest 1350 level development. Based on limited historic drilling, the 756 ore shoot continues for at least 300 feet below the 1350 level and remains open at depth.

The 75-85 ore shoot, located in the central portion of the current Trixie operation has been mined from approximately 50 ft (15m) above the 625 level to the 1200 level. The upper levels of this vein segment were the focus of the most recent mining activity by Tintic Utah Metals in 2001-2002, who mined the 610-stope within the 75-85 vein segment from the 625 level.

The Survey vein segment is an ore shoot that was historically mined by Kennecott during the 1980s, located immediately south of the cross-cutting Eureka Lily fault. This vein structure was explored and extensively developed by Kennecott on the 750, 900, 1050 and 1200 levels during the pre-1995 silica flux mining periods. The southern end of the Survey Vein is extended for a distance of 3,400 ft south of the main shaft along the 1050 level and remains open to the south and at depth.

  Each of these zones are collectively now referred to by TCM as part of the Trixie Vein System.
Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-8

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Figure 6-2: Plan map of the major structural elements of the historic Trixie mine, and current exploration and mine development.

Importantly all historic mining was conducted on this west dipping structural corridor, with very little development or significant exploration into either the footwall or hanging wall of this structural trend. The exploration potential to define additional mineralized structures in close proximity to the existing underground mine infrastructure was of immediate appealed to TCM when completing the original project due diligence in 2019. A number of branching vein segments and splays are now interpreted that extend into the footwall of the historically mined areas, with the newly discovered T2 structure being the most significant discovery to date.

Importantly, the mineralogy and chemistry of the ores on the T2 structure are significantly different to the polymetallic ore mineralogy historically mined on the west dipping 75-85 structural corridor and further discussed in Chapter 9.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-9

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A total of 158,323 oz of gold and 4.73 million oz of silver has been historically produced from the Trixie mine, at a value of $284,980,000 of gold ($1800 / ounce Au) and $104,000,000 of silver ($22 /ounce Ag) in today's metal prices. The T2 structure recently discovered by TCM is in the immediate footwall of the 75-85 structure, on a previously unrecognized structure with no significant mining or past production.

The main west dipping 75-85 structural corridor has been historically mined for at least 2,500 ft (760 m) in strike length, with the main west dipping structure typically 20 - 30 ft (6 - 9 m) in width, dipping 65-70 degrees to the west. This corridor is made up of several interlinking structures and structural segments along its length.

Gold and silver mineralization along the 75-85 structure typically presents itself as enargite-sulfide base-metal rich polymetallic veins and breccia zones, reflective of a high-sulphidation mineral assemblage.

Importantly, the high sulphidation assemblage including enargite-rich ores are deeply oxidized, with the level of oxidation within the Trixie mine extending to the 1400 level coincident with the depth of the water table. Oxidation of ores above the water table means the high-sulphidation ores are largely non-refractory, with gold recoverable by relatively simple processing means.

In summary:

  Historic mineralization is typically hosted within highly fractured quartzite breccia, and brecciated quartz-sulfide veining and zones of quartz-rich hydrothermal fracture fill.
  High-sulphidation mineral assemblages may include enargite and alunite, though oxidation of mineralization means gold is non-refractory.
  The polymetallic nature of the historically mined 75-85 ores is evident in the common occurrence of quartz-pyrite and galena, with lesser chalcopyrite and sphalerite. Together with tetrahedrite/tennantite this assemblage may reflect a low-sulphidation overprint of a high-sulphidation system.
  Gold is associated with silver mineralization in the form of electrum, and more commonly found with acanthite as the main silver ore mineral.
  Gangue minerals includes quartz, barite, and lesser amounts of silica-alunite reflecting the acidic high-sulphidation nature of the primary ore fluids.
  Historically, silver to gold ratios as high as 30:1 are reported in the mining production records.

6.7 TCM - Trixie Modern Target Generation (2019 - 2020)

With acquisition of the project by TCM at the beginning of 2019, the company had an initial focus on the assessment of the NI 43-101 compliant base-metal resource opportunity at the Burgin mine, before quickly pivoting to focus on high-grade gold opportunities that had the potential for near-term production and revenue for the company.

This identified the Trixie mine as a primary target for TCM, given it was the last producing mine in the District having previously operated between 2000 to 2002 at an average historic head grade of 0.66 oz/t Au to the mill, and was the most easily accessible of the past producing mines to re-gain access to from underground. A preliminary economic report dated 2010 also indicated the presence of known and documented resource opportunities within the Trixie mine, though these required in-depth evaluation and additional work to qualify.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-10

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The Trixie mine, together with the entire East Tintic property had been in a state of care and maintenance followed by near abandonment since 2014, that resulted in wide-spread vandalism and damage of the property and physical assets. This included destruction of the primary hoist, hoist foundation and building at the Trixie mine that was used to operate the conveyance and provide access to the underground development.

In August 2019, TCM made the decision to commence rehabilitation of the mine and shaft, with the intention to begin underground drilling and exploration of documented targets on the 625 and 750 levels of the mine.

By December 2019, TCM had compiled the historic Trixie datasets into a new 3D model of the deposit and from this had identified a significant new target in the immediately footwall to the 610 stope, the area previously mined by Tintic Utah Metals during the 2001 to early 2002 period. This target, initially termed the North Survey Vein, formed the preliminary drill target for TCM on the 625 level of the mine, and directly lead to the discovery of the know referenced T2 structure.

6.8 TCM North Survey Vein - A Precursor to the T2 Discovery (2019)

By December 2019 TCM geologists had compiled for the first time, all historic maps and records of the Trixie mine into modern 3D mining software. Compiled historic datasets included models for each of the underground levels, 625, 750, 900, 1050, 1200 and 1350 level, underground geological mapping, including high-quality Kennecott geology maps, new 3D models of veins and structures and models of the historic mine stopes, including the 610 stope mined in 2001-2002. Limited underground drilling data compiled from hardcopy records were also incorporated and surface RC drilling completed in 2000-2001, including lithology and assays data compiled from hardcopy records and modelled in 3D against other datasets.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-11

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Figure 6-3: An oblique view of the new 3D model of the historic Trixie mine data

Figure 6-4: Overview of the Trixie Mine historic datasets, including surface RC drilling coloured by gold, dated 2019

The uppermost 625 level of the Trixie mine and 610 mining stope (Figure 6-3) were only established in 2001-2002 by Tintic Utah Metals after the completion of surface RC drilling and intersection of mineralization in those holes.

All other deeper levels of the mine were established by Kennecott between 1968 and 1992.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-12

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A number of significant observations were made by TCM from re-interpretation of the historic mine data, in particular the location of mineralization recorded in the surface RC drilling completed in 2000 to 2001. Re-interpretation of this data by TCM geologists indicated the significant potential for additional mineralization to be located in the immediate footwall of the 610 stope that had been mined in the 2001 to 2002 period.

The interpretation at the time of drilling in 2001 was the holes had dropped up to 10 degrees in their dip, and mineralization within these holes was located on the west dipping 75-85 structure that was then subsequently mined within the 610 stope. Critically, the surface RC holes had not been downhole surveyed at the time of drilling.

Plotting of the surface RC holes as straight-line drill traces within the new 3D models by TCM questioned this assumption, that mineralization within the RC holes was mined within the 610 stope. It appeared physically impossible to deviate a number of the surface RC holes enough to place the mineralization within the modelled 610 stope. This questioning led to a careful review and interrogation of the data, which highlighted and confirmed the potential for additional mineralization located adjacent to the areas of mining in 2001-2002.

Key observations made by TCM included that it was not practical for a number of surface RC holes to deviate enough to place their mineralization within the area of historic mining within the 610 stope. This led to confirmation of collar locations (drill pads) on surface, and accuracy of the translation of historic data and a detailed review of hardcopy drill logs.

A review of the RC drill hole logs highlighted two zones of veining interpreted and logged within TRC-01 in 2000, and were identified as the 75-85 vein and Survey vein respectively. The first of these zones, the 75-85 vein zone was un-mineralized, but displayed as a zone of prominent alteration and veining within the overlying volcanic sequences. Structures within the older Paleozoic sequences (Tintic Quartzite) are known to have reactivated and penetrated up into the overlying volcanic cover sequences, but the volcanics' themselves do not typically host mineralization. Mineralization recorded in TRC-01 associated with the Survey vein is located at the contact of the volcanics and underlying Tintic Quartzite.

It was evident from the data that more than one mineralized structure had been intersected by the RC drilling, and whilst the 610 stope was developed on the west dipping 75-85 structure during 2001 to 2002, mineralization persisted into the footwall to the east. Figure 6-5 displays the key cross section of hole TRC-01, and other holes and mineralization relative to the modelled location of the 610 stope.

Additionally, hole TRC-31 located approximately 400 ft north of the cross section also displays two clear zones of mineralization downhole, providing further evidence for multiple mineralized structures in the footwall of the 610 stope.

A monthly report dated September 2001 also documented an exploration slusher drift developed into the footwall of the 610 mining stope that intersected 12ft @ 0.88 oz/t Au on an east dipping structure. This supported the interpretation of additional mineralization in the footwall of the 610 stope. It is now recognized that this 12 foot intersection in the 2001 exploration slusher drift mined across the T2 mineralized structure that was subsequently discovered and developed on by TCM in 2020.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-13

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Figure 6-5: Cross-section of hole TRC-01 and the original drill log

The broad zones of mineralization encountered in the 2000-2001 surface RC drilling were initially discounted as smearing of mineralization within the holes, given historic mining was completed on mineralized structures typically 6-8 feet in width. Given the broad zones of mineralization now encountered by TCM in 2021 with mineralization up to 60 feet in width associated with the T2-T4 stockwork zones, the earlier broad zones of mineralization encountered in the RC drilling are now interpreted to also reflect the broad T2-T4 stockwork mineralization in the immediate footwall of the 75-85 structure.

The lack of downhole surveys for the 2000-2001 surface RC drilling means this data cannot be reliably plotted and interpreted against other new datasets. Given the proximity of mineralized structures in the area and ambiguities of what mineralization represents which structure, the surface RC drilling has been excluded from any future modelling by TCM except for providing broad geological context.

Figure 6-6 illustrates the original North Survey Vein target that was interpreted by TCM at the end of 2019. This formed the primary exploration target that was originally drill tested by TCM, then developed onto with subsequent discovery in September 2020 of what is now identified as the T2 structure, and T2-T4 zone of mineralization.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-14

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Figure 6-6: Left Image: Plan map of the original North Survey Vein target developed by TCM in December 2019.

Right Image: Plan map displays the new T2-T4 mineralization discovered by TCM in September 2020.

6.9 TCM T2 Discovery - (2020 - 2021)

Between February to June 2020 refurbishment of the 625 level was completed by TCM with new services installed to commence underground diamond drilling in June 2020. A total of five diamond drillholes were completed by TCM between June-August, located from the only suitable drilling position near to the ventilation shaft.

Visible mineralization located in the footwall of the 610 stope was confirmed in three of the five holes, though drilling conditions proved extremely difficult and as a result very expensive per meter drilled. The difficult drilling conditions included having to drill eastward across an open stope and the 75-85 structural corridor to reach the target zone, exacerbated by the highly fractured and extremely abrasive nature of the hard Tintic Quartzite host rock.

With the visual confirmation of mineralization and structure by drilling, a decision was made by TCM management to commence development of an exploration drift eastward towards the target zone to alleviate the excessive cost of drilling to date. It was proposed that this exploration drift would both open-up the target structure for sampling and visual examination, as well developing to more favorable positions to drill from the opposite side of the 610 stope.

The decision to develop east towards the target zone by TCM management proved extremely fortuitous. Only 13 meters (44 feet) east of the historic 625 level development, TCM drifted directly into what was to become the T2 structure and new resource opportunity that has re-rated the entire Trixie mine and East Tintic property for the company.

The first three (3) grab samples taken from the T2 structure returned 36 oz/t Au, 56.8 oz/t Au and 158 oz/t Au.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-15

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Figure 6-7 shows one of the earliest underground mining faces on the T2 structure, with composite channel sampling across the face returning 8ft @ 102.0 oz/t Au and 192 oz/t Ag.

Figure 6-7: An early mining face on the T2 structure

This high-grade structure, originally part of the North Survey Vein target zone is now identified as the T2 structure. Abundant visible gold associated with the striking green color of the T2 mineralized zone aided visual identification and mining of the T2 structure. Initial mining continued north and south on-strike of structure to determine potential strike lengths of the mineralized zone. At the same time the original 609 exploration cross-cut was extended further eastward to test ground immediately east of the T2 structure for further mineralization. Together with additional diamond drilling and exploration cross-cuts a broad zone of stockwork veining up to 25 meters (80 feet) in width has now been identified, and is referred to as the T4 stockwork zone of mineralization. The T4 mineralization forms a broad quartz stockwork vein zone developed in the immediate hanging wall of the discrete T2footwall breccia.

Underground drilling, and exploration and mine development work by TCM is ongoing to determine the extents of mineralization for the T2-T4 mineralization. Figure 6-8 displays an overview of the historic mine development and new mining completed by TCM between 2020-2021, with the T2 and T4 development located only 13 meters (44 feet) east of the historic mine infrastructure on the 625 level.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-16

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Figure 6-8: Overview map of the southern end of 625 level

6.10 TCM Recent Timeline (2019 - 2021)

A timeline of recent TCM activities and milestones between 2019 - 2021 at the Trixie mine is provided below, and further technical details provided in this report.

2019

  Acquired in early 2019 under the TCM umbrella, a Joint Venture between IG Tintic LLC and the previous owners Chief Consolidated Mining Company.
  Re-establishment and upgrade of site infrastructure and ongoing compilation of historic datasets.
  August 2019 - Approval to commence shaft rehabilitation at the Trixie Mine.
  December 2019 - Identification of new mineralized targets.

2020

  February 2020 - Regained access to the 625 level and commence refurbishment of the level and provision of underground services.
  June 18, 2020 - Official reopening of the Trixie Mine.
  June - August 2020 - Initial UG drilling and exploration development targeting a new target identified by TCM in the footwall to the historic 610 mining stope.
  September 2020 - Discovery of T2 structure.
  November 2020 - First shipment to offsite processing facility.
  November 2020 - First gold poured by TCM.
Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-17

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2021

  February 2021 - T2 Structure defined over 400 ft in strike length, mineralization open in all directions.
  April 2021 - Re-commencement of underground drilling targeting the T2 mineralized structure.
  May 2021 - Recognition of scale of the T4 stockwork mineralization developed in the hanging wall to the higher grade T2 structure, significantly increasing overall width of mineralization and re-assessment for future mining methods.
  June 2021 - Geological model for T2-T4 mineralization developed, identifying the significance of the overlying Ophir Shale unit above the Tintic Quartzite host rock in influencing the T2-T4 mineralized zone.
  July 2021 - Ongoing mining and exploration development of T2-T4, and design work for internal ramp access within the Trixie mine.
  August 2021 - Surface portal and decline design for future surface access, mine planning for T2-T4 mineralization.
  September 2021 - Construction of onsite VAT leaching at the Burgin Processing Facility.
  October 15, 2021 - Commissioning of the Burgin VAT Leaching Facility.
  December 2021 - Continued on- mining and exploration and delineation drilling of the T2-T4 mineralized zones, and commence permitting and survey work for portal and underground decline from surface.
Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 6-18

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7.0 Geological setting and Mineralization

7.1 East Tintic - Regional Geology

The TCM project area covers the entirety of the East Tintic mining District that lies immediately east of the Main Tintic mining District and township of Eureka. Both the Main and East Tintic Districts are dominated by a Paleozoic sequence of carbonate and clastic stratigraphy, with the older Cambrian and Ordovician aged basal stratigraphic sequences occupying the East Tintic District, and the upper Silurian and Devonian aged Paleozoic sequences exposed at surface within the Main Tintic District (Figure 7-1).

The stratigraphic section is characterized by approximately 10,000 feet (3,000 meters) of Paleozoic carbonate and clastic sedimentary strata that was moderately folded and faulted during the late Cretaceous Sevier orogeny (Morris, 1968). The Paleozoic stratigraphy is characterized by a thick basal quartzite sequence, the Tintic Quartzite, which is succeeded by a thick sequence dominated by shale, limestone and dolomite units (Figure 7-1). During the Late Cretaceous these units underwent a period of uplift and compressional deformation during the Sevier orogeny that resulted in the development of broad northerly trending asymmetrical folds, a series of large east-directed thrust sheets, and related northeasterly trending high-angle strike-slip and tear faults (Morris, 1968).

Following a period of extensive erosion, the older Paleozoic sedimentary units were unconformably overlain by a younger veneer of variably altered, unmineralized but pre-mineral Oligocene age calc-alkaline volcanics up to 5,000 feet (1,500 meters) thick. Continuing magmatism resulted in the coeval intrusion of monzonite to quartz-monzonite porphyry stocks, plugs, dikes, and sills with associated hydrothermal alteration and mineralization throughout the District. Subsequent extensional deformation during the development of the Basin and Range Province modestly tilted the East Tintic Range to the east (Morris, 1968).

The East Tintic District hosts base and precious metal mineralization similar to the Main Tintic District, however the geology of East Tintic is structurally complicated by a major thrust cored anticline obscured by the younger cover sequences.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 7-1

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Figure 7-1: Stratigraphy of the lithologies in the East and Main Tintic Districts

7.2 East Tintic - Regional Structure

The dominant structures of the East Tintic District include the north trending, asymmetric East Tintic anticline and the easterly directed East Tintic thrust fault. Both structures are concealed beneath an eastward thickening wedge of lavas and tuffs of the Packard Quartz Latite and Latite Ridge Latite. These volcanics were deposited on a paleo-surface of considerable relief as is suggested by ridges and islands of the older Paleozoic strata surrounded by the younger volcanics in the western portion of the East Tintic District (Morris et al., 1979).

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 7-2

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The western limb of the East Tintic anticline dips uniformly to the west at approximately 30 degrees, while its eastern limb is overturned and intensely deformed by the East Tintic thrust, which dips moderately to the west. Minimum displacement along this structure is approximately 5,000 feet (Shepard, et al., 1968). In the upper plate of the East Tintic thrust, the crest of the East Tintic anticline plunges gently to the north and south from a point several hundred feet east of the Tintic Standard mine. The hanging wall of the thrust is also cut by several northeast-trending, moderately northwest dipping (35-65 degrees), strike-slip faults which appear to have developed concurrently with late Cretaceous folding and thrusting. Combined right-lateral displacement of 3,000 to 4,000 feet along the Apex Standard and Eureka Standard faults is suggested by the horizontal separation of the axis of the East Tintic anticline across these structural zones (Shepard, et al., 1968).

The Sioux Ajax fault zone as identified in figure 7-2 forms a steeply north dipping, east-west trending structural corridor that is recognized within the Main Tintic District for its localization of near-vertically oriented mineralization, namely the development of pipe or chimney-like mineralized zones that provided one of the main vertical feeder zones to the horizontally developed north-south trending zones of the Main District, that were historically exploited at the turn of century. Of interpreted significance is the location of the Trixie mine within the East Tintic District relative to the easterly extension of the Sioux Ajax corridor, and the here interpreted structural setting locally developed at the Trixie Mine and potential significance of the Sioux Ajax corridor in providing deep-seated plumbing that has driven the mineralization within the Trixie mine and recently discovered T2 structure.

It should also be noted that north of Sioux Ajax fault zone, monzonite porphyry related to the Silver City stock outcrops as small plugs with crackle breccias and pebble dikes along a north-south elongated corridor, separating the Main and East Tintic Districts. Shattered and fissured volcanics in the vicinity of these intrusive bodies are extensively argillized and pyritized, while carbonate lithologies at or near the base of the altered volcanics and along structural zones have been dolomitized and replaced by iron oxides, manganese oxides, halloysite and other clays. From south to north along the Zuma, Iron King and North Lily intrusive centers, these plugs are interpreted to represent cupolas of a much larger intrusive body at depth, with the Tintic District recognized for its similarity to the Bingham Canyon District with the potential for a (number of) deep seated intrusive porphyry centers that have driven the carbonate replacement base-metal and precious-metal mineralization that has historically been exploited. A deep-seated copper-gold-molybdenum porphyry target is identified by TCM beneath the East Tintic District and is a long-term exploration target for the company.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 7-3

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112°10'
05'
112°00'
40°00'
55'
39°50'
N
0 1 2 Mi
0 1 2 3 Km
Main
East
South-west
Zn-Mn
Zn-Pb
Pb-Ag
Cu-Au
Fe
Zn-Pb Mn
Ag-Pb
Cu-Au-Ag
EUREKA
East Tintic
Treasure Hill
Ballpark
Tintic Standard
Burgin
Trixie
Paxman fault
Homansville fault
Centennial fault
Mammoth-May Day fault
Eureka Lilly fault
Tintic Standard thrust
East Tintic thrust
South fault
Eureka Standard fault
Apex Standard fault
Inez fault
Beck fault
Grand Central fault
Sioux Ajax fault zone
US 6-50
UTAH 36
INFERRED MARGIN OF TINTIC CALDERA
SWT porphyry
Tintic drain tunnel
D
U
Thrust fault
Moderate-high angle strike-slip fault (arrows show direction of movement; dotted where concealed)
High-angle normal fault (dotted where concealed)
Approximate location of major structure
Intrusive bodies of Silver City monzonite porphyry
Intrusive bodies of Sunrise Peak monzonite porphyry
Ore body

Figure 7-2: Generalized structural map of the Main and East Tintic Districts

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 7-4

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Figure 7-3: Generalized cross-section through the Tintic Mining Districts

7.3 East Tintic - Regional Mineralization

Most of the historic production from the East Tintic District was derived from the upper plate of the East Tintic thrust (Figure 7-3), where the lower to middle Cambrian section occurs along the axis of the East Tintic anticline. This portion of the stratigraphic sequence is characterized by approximately 3,000 feet of lower Cambrian Tintic Quartzite, which is overlain by the middle Cambrian Ophir Formation, the first carbonate replacement style reactive host in the stratigraphic section (Morris et al., 1979). It is also this stratigraphic contact between the Tintic Quartzite and overlying and impermeable lower shale member of the Ophir Formation that appears to have a major controlling influence on the development of high-grade mineralization along the T2 structure recently discovered by TCM at the Trixie mine in 2020.

Mineralization in the District is unquestionably the final product of Oligocene aged volcanism where hydrothermal fluids have utilized earlier pre-existing structures within the older Paleozoic sequences that developed during compressional and post-compressional deformation during the late Cretaceous Sevier orogeny. The mineralization of the East Tintic District occur under a thin veneer of pre-mineral volcanic cover that has undergone variable amounts of hydrothermal alteration. Prominent historical studies completed by Lovering and others in 1949 relate the alteration in the volcanics to the underlying base metal and precious metal lode systems.

7.4 Trixie Mine - Local Geology and Structural Setting

Precious metal gold and silver mineralization at the Trixie mine is hosted by a series of north-south trending structural segments known as the Trixie vein system, and is best classified as a vertically zoned, complex structurally controlled high-sulfidation epithermal vein-breccia system, rich in gold, silver and copper.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 7-5

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The Trixie mine lies near the crest of the East Tintic Anticline, and as such much of the upper and middle Paleozoic sequences that are exposed in the Main Tintic District have been eroded.

The main shaft of the Trixie mine was collared into an outcropping window of Paleozoic sequences of the Teutonic Limestone, which conformably overlies the Ophir Formation and basal Tintic Quartzite unit that is the host for precious metal mineralization. Younger Oligocene aged volcanic cover sequences unconformably overlie the Paleozoic rocks immediately north and south of the main shaft, with considerable downthrow of the stratigraphic sequences immediately north of the main shaft, along the east-west trending, north dipping Trixie fault.

The main Trixie underground trend (figure 7-4) is a poorly exposed, north-south trending, steeply west dipping complex series of mineralized structures which strike immediately south of the Trixie fault and remains open on its southern end. The north-south trending vein system displays strong extensional fault displacement, with gold-silver mineralization developed within the brittle deformed Tintic Quartzite host rock. The Tintic Quartzite is conformably overlain by the lower shale member of the Ophir Formation, which is interpreted to be a key control to the development of gold mineralization on the T2 structure recently discovered by TCM.  While the controlling structures of the Trixie vein system (and reactivation of those structures) penetrate up into the younger overlying sequences, mineralization typically displays strong rheological control and is restricted to the older and underlying brittly fractured Tintic Quartzite host.

Figure 7-4: Plan map of the major structural elements of Trixie, underground development in white

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 7-6

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On the far north end of the Trixie mineralized material (Figure 7-4), the Eureka Standard fault strikes from northeast to southwest and forms the northern margin of the known geology. The north dipping Trixie fault forms a complex structural "wedge" between the similarly north-dipping Eureka Standard fault and the regionally significant north-south trending Eureka Lily fault to the immediate east. Extensional displacement on the west dipping Eureka Lily fault is believed to be post-mineralization (Basin and Range), but this regional structure is of significance because it defines a main structural aquitard in the East Tintic District, separating the cooler fresh-water aquifer in its hanging wall and  Trixie , from the deeper hot saline water table in its footwall that has been encountered at the historic Burgin, North Lily, Tintic Standard and Eureka Standard mines. A number of west-dipping splays of the Eureka Lily fault, together with the intersection of the east-west trending Sioux Ajax fault appear to displace the north-south trending mineralized structures within the Trixie vein system.

Historic reports postulate whether the Eureka Standard fault defines the eastern continuation of the regionally mineralized Sioux Ajax fault system that passes through the southern portion of the Main Tintic District. It is TCM's interpretation from structural analysis of the high-resolution magnetic data acquired in 2019, integrated with historic mapping and available datasets, that the north dipping Trixie fault forms part of the Sioux Ajax structural corridor. It is interpreted that the Trixie Fault (and locally the Eureka Standard fault) forms the northern margin of the east-west trending Sioux Ajax corridor, with a second sub-parallel east-west trending structure interpreted as the southern margin of the Sioux Ajax corridor intersecting the Trixie deposit immediately south of the ventilation shaft. Within the East Tintic District, the southern margin of this Sioux Ajax structural corridor is interpreted to dip to the south and is responsible for a horst and graben structural geometry observed in the Trixie mine geology. The historic geological long section and new Sioux Ajax structural interpretation is displayed in figure 7-5.

Figure 7-5: Geological long section of the Trixie mine

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 7-7

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It is TCM's interpretation that the Sioux Ajax corridor is instrumental in its control of mineralization. The historic 756 ore shoot on the northern end of the mineralized material displays a steep northerly plunge, with the 75-85 mineralized shoot in the southern portion of the main mineralized area displaying a steep southerly plunge.

An interpreted south dip to the southern margin of the Sioux Ajax structural corridor provides the interpreted structural control for the steep south plunge of the higher-grade mineralized ore shoots historically mined in the 75-85 zone. It is TCM's interpretation that the Sioux Ajax fault provides the structural control and deep-seated plumbing for the mineralized shoots developed at this location.

Importantly, the T2 structure recently discovered by TCM in 2020 lies in the immediate footwall of the 75-85 zone. This mineralized shoot produced the highest gold grades historically at the Trixie mine, and the location of the T2 structure with its multi-ounce mineralization is not coincidental. Historic metal zonation maps of the 75-85 mineralized shoot display a clear southern plunge of mineralization, and it is TCM's interpretation that the T2 structure in the immediate footwall of the 75-85 zone also has a southerly plunging mineralized shoot located on its southern end. This zone defines a primary target for TCM to drill test in 2022, once suitable drilling positions have been established from surface or underground.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 7-8

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8.0 Deposit types

There are three main deposit types identified within the East Tintic District through historic miningThese include:

1. Carbonate Replacement Deposits (CRD), with lead-zinc replacement of reactive limestone sequences, including the Burgin, Tintic Standard and North Lily mines.

2. High-Sulphidation epithermal vein deposits, gold and silver rich epithermal vein systems hosted primarily within the basal Tintic Quartzite host rock, including the Trixie and Eureka Standard mines.

3. Porphyry Copper-Gold, the Tintic District is well recognized for its potential to host bulk tonnage porphyry copper mineralization at depth, with the District located 60 miles south of the giant Bingham Canyon porphyry deposit.

There is very strong rheological control between the deposit types, with the CRD base-metal deposits restricted to the replacement of reactive limestone sequences, and the high-sulphidation epithermal vein deposit types restricted to the underlying basal Tintic Quartzite stratigraphy. This is in part due to the brittle deformation of the quartzite unit and development of breccia hosted epithermal vein deposits with high-sulphidation mineral assemblages, including alunite and pyrophyllite indicative of a highly acidic hydrothermal fluid. The same acidic hydrothermal fluids become buffered when interacting with the overlying calcareous and limestone stratigraphy, reducing the acidity of hydrothermal fluids and resulting in the development of low sulphidation style base-metal CRD deposits restricted to the reactive carbonate sequences.

A generalized model for each of the deposit types and their idealized location relative to depth of emplacement and stratigraphic control is shown in figure 8-1.

Figure 8-1: Generalized model of deposit styles in the East Tintic District

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-1

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8.1 Carbonate Replacement Deposits

Two dominant styles of mineralization are identified in the East Tintic District. The most prevalent of these are the carbonate replacement type (CRD type) base metal deposits of the Burgin, Tintic Standard and North Lily mines, where base metal replacement of the middle limestone member of the Ophir Formation has occurred in structurally complex settings. Introduction and channeling of hydrothermal fluids has been localized at or near the intersection of steeply dipping northeast trending tear (fissure) faults with the underlying shallowly dipping thrust faults of the East Tintic and Tintic Standard thrust sheets. At the Burgin, Tintic Standard and North Lily mines, the footwall of the thrust sheet often displays a complex imbricate nature with "piggy-backing" of fault bounded slivers of mineralized stratigraphy along the thrust plane, as well as overturning and dislocation of the thrust sheet and development of "pot-hole" zones that have provide a focal point for entrapment of mineralization.

The steeply dipping northeast trending tear faults that transect the East Tintic District may themselves localize silver and gold-silver mineralization both along the thrust sheets as well as within steeply dipping structurally controlled planes such as the Silver Fissure at the Burgin mine, and the high-grade gold-rich Endline Dyke Fissure at North Lily.

Figure 8-2: Photo of CRD-style base-metal mineralization, massive galena (Pb-ore) typical of the historic Burgin and Tintic Standard mines

8.2 High Sulphidation Epithermal Deposits

High-sulphidation epithermal vein deposits containing precious metal rich enargite-gold-silver ores are almost ubiquitously hosted within the basal Tintic Quartzite host rock. The brittle fracture and highly brecciated nature of the un-reactive Tintic Quartzite in zones of intense structural preparedness form an ideal host rock for the deposition of precious metal-rich gold-silver mineralization, as seen at the Trixie and Eureka Standard mines as well as the late overprinting relationship of precious metal rich fissures at the Burgin and North Lily mines.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-2

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The high-sulphidation epithermal mineralization of the East Tintic District typically manifests as narrow structurally controlled polymetallic silica-sulfide breccia veins, but also more commonly as silica ledges and silica-sulfide-sulfosalt flooded breccia zones such as the recently discovered T2 structure at the Trixie mine. At the Trixie mine the historically exploited 756, 75-85 and Survey ore zones were developed within historically termed "fissure" faults, a term that was widely used across the East Tintic District to describe the steeply dipping structurally controlled zones of precious metal mineralization and highly brecciated character of the controlling structures within the brittle Tintic Quartzite host rock.

The high-sulphidation enargite rich ores are oxidized above the water table, meaning ores above the water table are non-refractory throughout the East Tintic District. The water table is at 1400 feet depth at the Trixie mine, and a similar depth throughout the District.

Figure 8-3: Photo of typical sulfide-rich high-sulphidation epithermal style vein mineralization typical of the Trixie and Eureka Standard mines, rich in Au-Ag-Cu.

8.3 Trixie T2 Structure: Au-Tellurium Mineralization

The gold and silver rich T2 structure at the Trixie mine is a significant new discovery made by TCM in September 2020. The T2 structure and gold mineralization of the T2-T4 stockwork zone is located in the immediate footwall of the historically mined west dipping 75-85 structure.

The T2 structure is a discrete 0.2 to 0.8 meter wide (0.5 to 2.5 feet) narrow footwall breccia developed within the Tintic Quartzite, that displays a striking emerald green and mottled green-blue color due to oxidation of tellurides, with the development of rare copper-tellurate minerals that are indicative of higher grade gold. The gold grades associated with the T2 structure, and exotic telluride and copper-tellurate mineralogy is markedly different to the other historically mined polymetallic-style mineralization previously mined.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-3

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Figure 8-4: (Left) T2 footwall breccia, (Right) T4 quartz-stockwork

A broad zone of quartz-stockwork veining and gold mineralization identified as the T4 stockwork zone is located in the immediate hanging wall of the T2 structure, with lower grade stockwork mineralization averaging 0.27 oz/t Au extending up to 25 meters (80 feet) in width identified to date.

A new geological model has been developed by TCM geologists that helps explain the gold mineralization developed on the T2 structure above the 625 level, and the wide zone of stockwork mineralization currently defined as the T4 stockwork zone developed in the hanging wall of the T2 structure.

A number of key observations have been made from underground exposures and drill intercepts:

  Gold grade reporting 10's to 100's ounce per ton of gold are associated with significant visible free gold and Au-Ag tellurides developed on the T2 structure above the 625 level and to a depth approximately 20 meters (50 feet) below the 625 level.
  Mineralization on the T2 structure is capped by the overlying lower shale member of the Ophir Formation, approximately 25-40 meters (80-130 feet) above the 625 level of mining. This is deemed as critical in the development of gold mineralization on the T2 structure and development of the T4 stockwork vein zone.
  A wide zone of stockwork vein mineralization up to 25 meters (80 feet) in width is located in the hanging wall of the discrete T2 structure above the 625 level and to a depth corresponding to the 750 level from drilling intersections to date.
  At depth the T2 structure resolves itself into a discrete 4-8 foot wide structure where encountered in drilling.
  The T2 structure persists to depth, being intersected in all down-dip drillholes at the locations predicted from modelling, and observed along strike at depth from limited historic mapping.
Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-4

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  The T2 structure is a new mineralized structure not previously recognized by previous operators, with no significant mining documented.
  The T2 structure is located only 13 meters (44 feet) from historic development on the 625 level, and dips steeply towards the east, away from the deeper levels of historic mining that were developed on the west dipping 75-85 structural corridor.
  Strong oxidation of ores persists within the Trixie vein system to a depth of 1,400 feet associated with the current water table depth. Significant free gold associated with the T2 mineralization makes gold amenable to gravity and cyanide extraction.
  Evidence of an earlier polymetallic mineralizing event along the T2 structure with the occurrence of sulfide-rich veins at depth and along strike to the north, and spotty base-metal (galena) mineralization encountered in several drill holes on the T2 structure-Ophir shale contact.
  Gold mineralization on the T2 structure is associated with Au-telluride rich primary ores with a strong supergene overprint of exotic Cu-tellurate secondary minerals; Hydrothermal fluids show a strong alkalic magmatic association.
  The T2 gold-telluride mineralization is unique in its tenor of mineralization, geological setting and copper tellurate mineralogy; comparable gold-telluride rich epithermal deposits include Cripple Creek, Colorado and the Vatukoula Mine in Fiji, though each of these deposits are located within different geological and tectonic settings.

A geological cross-section and model of the T2 structure and T2-T4 mineralized zone is presented in Figure 8-5.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-5

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Figure 8-5: Geological cross-section of the T2 structure and T2-T4 mineralization

8.4 Trixie T2 Structure: A Genetic Model for High-Grade Mineralization

The gold mineralization of the T2 structure, together with the exotic Cu-tellurate mineralogy derived from supergene oxidation of a primary Au-telluride rich fluid localized along the T2 structure appears to be quite unique within the Trixie mine.

The gold grades of up to 467 oz/t Au encountered in underground sampling of the T2 structure separates this structure from all others historically exploited within the Trixie mine. All historic mining was developed on the west dipping 75-85 structural corridor, on polymetallic sulfide and base-metal rich epithermal style mineralization. The steeply east dipping T2 structure is located in the immediate footwall of the 75-85 structure and is a genetically linked structure derived from extensional fault displacement within the broader Trixie structural setting. As with mineralization elsewhere in the Trixie system, polymetallic mineralization is also interpreted along-strike and on deeper vertical extents of the T2 structure.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-6

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Subsequent to the earlier polymetallic mineralizing phases that are identified throughout the Trixie vein system, a later evolved gold-telluride rich hydrothermal fluid phase has been localized along the T2 structure, with accompanying high-grade Au-tellurium deposition.

A cryptic structure identified as the DT fault, which is the surface trace line of the creek running adjacent to the mine is projected to depth and creates a structural envelope around the main T2 mineralization. It is interpreted that late-stage displacement on this structure may be responsible for localized dilation on the pre-existing T2 structure, facilitating the emplacement of the late Au-telluride rich hydrothermal fluids.

Two key geological elements are interpreted as critical to facilitating the emplacement and localization of gold mineralization along the T2 structure, as identified above the 625 level. Firstly, the overlying lower shale member of the Ophir Formation acting as an impermeable cap to mineralizing fluids along the T2 structure. In addition, the new TCM interpretation of the east-west trending Sioux Ajax structural corridor, with a steeply south dipping Sioux Ajax fault interpreted from the regional magnetic data and regional structural synthesis, which is interpreted to intersect the Trixie vein system at a location immediately south of the ventilation shaft as displayed on the geological long section, figure 8-6. the intersection of this structure correlates with the south plunging mineralized shoots historically mined in the 75-85 mining panels, displayed with pencil colored red in figure 8-6.

Figure 8-6: Geological longsection of the Trixie deposit, viewed towards the east

A south plunging mineralized shoot associated with the Sioux Ajax structure is also interpreted to have provided the deep-seated plumbing that facilitated the migration of the later overprinting Au-telluride rich hydrothermal fluids from depth, into and along the T2 structure during late localized dilation of the T2 structure. A steeply plunging mineralized shoot potentially associated with the T2 and Sioux Ajax structural intersection is interpreted and is a high priority drill target for TCM to test in 2022.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-7

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A steep south plunging mineralized shoot on the southern end of the T2 structure is interpreted in the footwall to the steeply south plunging 75-85 shoot. Late Au-telluride rich hydrothermal fluids are interpreted to have migrated sub-vertically up the Sioux Ajax-T2 intersection, before fluids encountered the impermeable overlying lower shale member of the Ophir Formation. Migration of the late gold-telluride rich fluids has been facilitated by localized dilation along the T2 structure, which has enabled fluids to migrate sub-horizontally northwards along the T2 structure, focused within the Tintic Quartzite immediately below the contact with the overlying lower shale member of the Ophir Formation.

The Au-telluride rich fluids are interpreted to have pooled beneath the impermeable shale unit, extending northwards along the T2 structure and migrating northwards along a gently northerly raking up-dip shale-quartzite contact.  At a point in time, the hydrothermal fluids are interpreted to have over-pressurized the T2 structure, with hydrostatic fluid pressure exceeding the confining lithostatic pressure resulting in sudden brecciation, release of pressure and boiling of the hydrothermal fluids along the T2 structure immediately below the overlying Ophir shale contact.

Flash boiling of hydrothermal fluids creates the perfect environment for deposition of high-grade gold, resulting in fracturing and brecciation of the T2 Tintic Quartzite host rock and deposition of significant native free gold, electrum, Au and Ag tellurides within a quartz-barite rich matrix, cementing the angular silica-alunite altered quartzite breccia clasts of the T2 structure.

Over-pressuring and brecciation of the T2 structure, localized beneath the overlying quartzite-shale contact has also resulted in a widespread zone of fracturing into the hanging wall quartzite stratigraphy of the T2 structure. Hydrothermal fluids have migrated into the adjacent brecciated hanging wall of the T2 structure, with mineralizing fluids pooling beneath the shale sediment cap with subsequent development of the broad T4 stockwork zone of mineralization.

Underground drilling completed to date by TCM targeting the depth extents of the T2 structure has only tested a relatively small vertical extent of the T2 structure beneath the 625 level. Drilling indicates the T2 structure resolves to a discrete structure at depth (where tested), but mineralization quickly "ballrooms" at and above the 625 level with high grade Au-telluride rich mineralization along the T2 structure and a broad T4 stockwork zone of mineralization up to 25 meters (80 feet) in width defined above the 625 level to date.

The distribution of hypogene native gold and electrum appears relatively unmodified within the T2 structure. Later near-surface supergene overprinting and oxidation of T2 mineralization is represented largely by extensive in-situ replacement of the copper-rich telluride mineralogy with supergene copper tellurate minerals, the later including the emerald green xocomecatlite and jensenite that give the T2 structure its striking green color.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-8

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Geological and mineralogical observations together with overall grade-distributions on the T2 and T4 mineralized zones fit the genetic model provided above, where the development of high-grade gold mineralization appears to have developed as a sub-horizontal blanket underlying the Tintic Quartzite - Ophir shale contact. The potential for a steeply dipping, south-plunging mineralized shoot developed on the southern end of the T2 structure associated with the intersection of the Sioux Ajax fault still needs to be tested and is a priority drill target for early 2022. A potential steep southerly plunging ore shoot providing a source for the T2 mineralization also fits the geological model, where the Sioux Ajax fault is interpreted to have provided a structural control to the south plunging ore shoot historically mined on the adjacent west-dipping 75-85 structure and historic mining panels.

8.5 Porphyry Cu-Au Potential

The Tintic District has long been recognized for its porphyry potential, located 96 milometers (60 miles) south of Bingham Canyon and in a mineral District displaying many similar characteristics. The giant Bingham Canyon porphyry copper-gold-molybdenum deposit is associated with a halo of carbonate replacement zinc-lead-silver deposits similar to the Tintic District. Known low-grade porphyries of the Southwest Tintic Porphyry deposit and the Treasure Hill area are located immediately to the south of TCM's land holding. A number of potential porphyry centers are interpreted beneath the East Tintic District itself, responsible for driving the hydrothermal fluid flows that are reflected in the carbonate replacement and high-sulphidation deposits throughout the District.

A number of large alteration lithocaps (figure 8-5) are exposed on surface and have been the focus of limited exploration drilling by Anglo American and Rio Tinto between 2008 and 2014. Potential exists for the discovery of a large copper porphyry deposit beneath the East Tintic District, but at expected depths of +700 meters (2,000 feet) and is a longer-term target opportunity recognized by the company.

8.6 Regional Metal Zonation across the East Tintic District

The East Tintic District exhibits a broad pattern of overall metal zonation with a central north-south striking corridor of advanced argillic alteration coincident with the surface exposure of the Treasure Hill, Silver Pass and Big Hill lithocaps (figure 8-4). Each of the lithocaps is identified as leached zones of argillic alteration, with corresponding high temperature acid alteration mineral assemblages including alunite and pyrophyllite identified in outcrop and regional spectral mapping (USGS AVIRIS data).

An adjacent north-south striking corridor of high-sulphidation style precious metal Au-Ag vein systems is identified between Trixie, Eureka Standard and North Lily (figure 8-5), with progressive outward zonation towards carbonate replacement Ag, Pb and Zn deposits forming an outer halo around the high temperature central corridor of argillic alteration.

This regional metal zonation, together with the locally recognized telescoped nature of mineralized material deposition within the District supports the conclusion that these zones were formed within an environment where the character of the hydrothermal fluids rapidly evolved from an acidic solution (low pH) to an alkaline solution (high pH) upon coming into contact with  reactive carbonate host rocks. This conclusion is supported by the presence of high-sulfidation enargite pyrite (copper-gold)  mineralization in unreactive quartzite rocks and low sulfidation galena-sphalerite-pyrite (lead-zinc-silver) ores in adjacent strongly altered carbonate hosts at Burgin, Tintic Standard and North Lily (James and Atkinson, 2002).

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-9

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Claims Outline
Lease Outline
Lithocap
Roads
Mines
Mineralization Style
Advanced Argillic Alteration
Carbonate Replacement Ag-Pb-Zn
Epithermal High Grade Au-Ag
Big Hill Lithocap
North Lily
Burgin Mine
Eureka Standard
Trixie
Silver Pass Lithocap
Treasure Hill Lithocap
Government Canyon Lithocap
6
36
67
MINERALIZATION STYLES
East Tintic Mining District
N
0 1 2 3
Kilometers

Figure 8-7: Regional metal zonation identified across the East Tintic District

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-10

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8.7 T2-T4 Mineralization

The T2 structure and high-grade mineralization (collectively the T2-T4 mineralized zone) at Trixie is a significant new discovery made by TCM in September 2020.

Preliminary mining of the high-grade structure commenced shortly after its discovery,  and underground face sampling up to 8ft @ 102 oz/t Au and 192 oz/t Ag recorded to date. There are no current mineral resources or reserves at Trixie. The mining is being directed by underground exploration sampling and drilling.

A combination of on-strike development, exploration development, and underground drilling has been ongoing since the middle of 2020 to define the extents of mineralization and to develop an initial resource estimate for the zone of mineralization. As of the 30th December 2021, underground geologicmulti-ounce gold mineralization on the T2 structure has been defined for over 205 meters (670 feet) in strike, and remains open to the north, south and at depth. A broad zone of quartz-stockwork veining and gold mineralization identified as the T4 stockwork zone is located in the immediate hanging wall of the T2 structure, with lower grade stockwork mineralization.

The T2 structure and mineralization of the T2-T4 mineralized zone is located in the immediate footwall of the west dipping 75-85 structure. The southern end of the current T2 structure is located in the immediate footwall of the historically mined 610 stope that was developed on the 625 level by Tintic Utah Metals in 2001-2002.

Importantly, the T2 structure and T2-T4 mineralized zone dips sub-vertically to steeply towards the east, away from the historic levels of mining at depth. No historic mining is documented on the T2 structure or T2-T4 mineralized zone within the Trixie mine, with the structure and mineralization remaining open at depth.

The T2 structure is a discrete 0.2 to 0.8 meter wide (0.5 to 2.5 feet) narrow footwall breccia developed within the Tintic Quartzite, that displays a striking emerald green and mottled green-blue color due to oxidation of tellurides, with the development of rare copper-tellurate minerals that are indicative of higher-grade gold.

Significant visible free gold dominates the breccia of the T2 structure, with T2-T4 mineralization non-refractory and highly amenable to gravity separation and cyanide extraction.

The T2 structure is recognized along strike and at depth on the deeper levels of the Trixie mine, where the previous operators have developed onto an east dipping structure that is the along strike projection of the T2 structure being mined by TCM. The company has developed a new geological model that provides an explanation for high-grade mineralization currently identified above the 625 level on the T2 structure. The overlying lower shale member of the Ophir Formation is seen as critical in providing an impermeable cap that has contained the high-grade Au-tellurium rich fluids along the T2 structure, beneath the quartzite-shale (conformable) contact. The modelled depth projection of the T2 structure is confirmed in current underground drilling, with ongoing underground drilling planned to target and define the expected vertical shoot geometry that has provided the deeper plumbing system for the hydrothermal fluids at depth.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-11

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A summary of T2 and T2-T4 mineralization includes:

  Mineralization currently defined over 205 meters (670 feet) in strike, and remains open in all directions.
  T2 mineralization reports consistent multi-ounce gold grades along its entire strike length with an average mining grade to date of over 4 oz/t Au, with composited underground face sampling up to 8ft @ 102 oz/t Au and 192 oz/t Ag.
  The second sill cut of mining along the T2 structure returned an impressive continuous zone of mineralization averaging 5.1ft @ 12.64 oz/t Au for over 455 feet (138 meters) of continuous mining along strike.
  T2 structure is a narrow 0.2 to 0.8 meter (0.5 to 2.4 feet) wide footwall breccia, with the T4 quartz-stockwork mineralization developed in the immediate hanging wall of the T2 structure.
  T4 stockwork mineralization currently extends up to 25 meters (80 feet) in width, and averages 0.27 oz/t Au in current sampling.
  T2 and T2-T4 mineralized zones dip steeply towards the east, away from the historic development at depth.
  High-sulphidation epithermal mineral assemblages, silica-alunite and pyrophyllite, with a potential low sulphidation overprint.
  Gold mineralization was transported as an Au-tellurium rich late hydrothermal fluid phase with strong alkalic magmatic component.
  Extensive free gold associated with the highest grades, with visible gold closely associated with tetrahedrite-tennantite, sulfosalts and Au-Ag tellurides.
  Non-refractory mineralization, highly amenable to cyanide leaching (and gravity separation), due to deep oxidation of material and significant free gold component.
  High gold grades are visually striking, with the development of emerald green exotic copper-tellurates due to the supergene oxidation of the primary gold-silver-copper rich tellurides.
  New geological model developed to explain the gold mineralization (Chapter 8).
  Silver to gold ratio of 3:1 is locally observed with the T2-T4 mineralization, markedly different to the historically exploited polymetallic ores that were as high as 30:1 silver to gold ratio.

8.8 Petrologic Analysis

With the discovery of the T2 structure in September 2021 and the exotic nature of the Au-telluride rich gold, early petrological analysis of both the T2 breccia and T4 quartz-stockwork zones was completed by APSAR, Applied Petrological Services and Research of New Zealand. A detailed petrological report is available, with a summary of key findings and additional TCM observations below.

8.9 T2 Structure - High-Grade Breccia

The T2 rocks are characterized by a prominent mosaic framework breccia consisting of angular Tintic Quartzite clasts within a highly mineralized fracture fill cement matrix, consisting of mosaic to drusy quartz intergrown with crystalline barite, sulfosalts, Au and Ag bearing primary tellurides and oxidized copper-tellurates.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-12

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Multi-ounce gold grades are characterized by significant native gold and electrum intergrown with and enclosed by multiple telluride minerals including petzite and sylvanite in close association with tetrahedrite and tennantite. Other rare and exotic minerals include calaverite, bezmertnovite, montbrayite, krennerite, vulcanite, weissite, and rickardite developed interstitial to mosaic quartz and barite cavity fill and discrete breccia cement. Enargite, minor pyrophyllite and much less abundant sphalerite are also present. The angular breccia clasts of Tintic Quartzite typically display a subtle pink hue due to silica-alunite alteration of a mostly unreactive quartzite by the acidic high-sulphidation fluids.

Whilst the native gold and electrum appear to maintain their original hypogene distribution, the complex telluride mineralogy has been highly oxidized and leached to be replaced by copper oxide and copper tellurate minerals including emerald green xocomecatlite and jensenite, that give the specimen its striking green appearance.

The T2 mineralization typically report gold grade of 10's to 100's ounces per ton of gold and silver.

Figure 8-8: Footwall breccia of the T2 structure

8.10 T4 Quartz Stockwork

The T4 stockwork zone is characterized by a broad zone of quartz-barite stockwork veining developed pre-dominantly in the hanging wall to the more discrete T2 structure. The quartz-barite veining may form infill of fractures with prominent drusy quartz intergrowth. Stockwork veining is often accompanied by dark sulfosalt inclusions that are less than 0.5% of vein mass, but typically relate to elevated gold grades of between 0.2 - 3.0 oz/t Au. An envelope of lower grade mineralization down to 0.06 oz/t Au (2 g/t Au) associated with the T4 stockwork vein zone is currently defined out to 25 meters (80 feet) into the hanging wall of the T2 structure.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-13

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Intensity of stockwork veining is typically greatest within an 8-12 ft envelope of the T2 structure, where the stockwork is also accompanied by intense silica-alunite alteration of the Tintic Quartzite host. Within this broader 25 meter (80 foot) wide stockwork envelope, discrete structurally controlled zones do display locally greater percentages of veining and alunite alteration, where the stockwork may take on a more planar sheeted vein character, typically with a flatter 40-65 degree dip towards the east, sympathetic to the steeper easterly dip of the T2 footwall breccia.

Figure 8-9: Quartz stockwork mineralization typical of the T4 stockwork zone

Figure 8-10: (A) Underground exposure of T2 footwall and high-grade structure.

(B) Mineralization collected from the face, with dark oxidized material returning up to 66.9% gold on handheld XRF unit.

(C) The same dark oxidized hand specimen material viewed under a binocular microscope at x40 magnification, with densely aggregated coarse crystalline gold coating fracture surfaces of the specimen (dark oxidized material).

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-14

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Figure 8-11: An example of gold, electrum and telluride photomicrographs of T2 mineralization taken from APSAR petrological report

8.11 T2-T4 Mineralization: Summary of Mining

The original mining cuts on the 625 level along the T2 and T4 mineralized zones were typically mined by TCM in a split shoot fashion, with an initial mining face excavated at 5-6 feet width along the T2 structure, with subsequent "slabbing" to the eastern rib line as a second mining pass to extract the lower grade quartz stockwork zone developed in the immediate hanging wall of the T2 structure.

Mining widths on the original 625 level are therefore at a typical 10-12 feet wide due to the split shoot mining method.

Mining and exploration development along the T2 structure has then progressed via captive cut and fill mining out of timbered raises, with the establishment of current Raises 1 and 4 as the primary haulage points, mining the up-dip component of the T2 structure. The first sill cut has been established with an 18-foot sill pillar between the 625 level and Sill 1. Narrow vein mining by way of slusher cut mining with a 3 foot bucket has then proceeded both north and south from each of the timber raises mining a narrow 4-6 foot wide, 10 foot high cut along the T2 structure. The first sill cut on the T2 structure has then been backfilled with cellular grout, enabling the establishment of subsequent mining cuts along the T2 structure. Sill 2 has been established as a second 8 foot high, 4-6-foot-wide mining cut along the length of the T2 structure running over the top of the underlying sill 1 mining cut.

With ongoing underground drilling and the intersection of significant widths of stockwork mineralization in drill core relating to the broader T4 quartz-stockwork zone, the decision was made to develop three (3) exploration cross-cuts eastward from the Sill 1 mining level. These exploration cross-cuts are displayed in figure 9-1 and intersected significant zones of stockwork related mineralization up to 15ft @ 2.0 oz/t Au in the hanging wall of the discrete T2 structure. These exploration cross-cuts, together with broad stockwork mineralization exposed in the underlying 625 level development, as well as broad zones of mineralization intersected in up-dip drillholes help define the T4 zone as a broad envelope of mineralized quartz-stockwork up to 25 meters (80 feet) in width, developed in the hanging wall of the higher-grade discrete T2 structure.

With the identification of a broad zone of T4 stockwork related mineralization above the 625 level, and mineralization now defined at widths not conducive to narrow vein mining, a future change in mining method will need to be employed to efficiently mine the T4 mineralized zone. A decision was made to restrict the width of mining in each of the Sill 1 and Sill 2 cuts to the width of a single slusher cut along the T2 structure. Current mining faces, and composited assay grades within each of the sill cuts are typically at a narrow 4-6-foot width.

A different mining method will be employed at a future date to mine the T4 stockwork zone. This is expected to utilize a mechanized cut and fill mining method, mining broader panels from east to west from an established attack ramp mining the T4 mineralization up too and against the future backfilled T2 structure. A planned ramp and decline that is now proposed from surface. Permitting is currently underway for establishing a portal and decline from surface to enable larger mechanized mining of the T4 zone and future scale up of mining within the Trixie the mine. The proposed ramp will initially be used to gain access to the overlying contact between the Tintic Quartzite host rock and lower shale member of the Ophir Formation, which is interpreted as providing the geological control to development of gold mineralization on the T2 structure. The decline will also be developed between the 625 level and deeper 750 and 900 levels to optimize future access to deeper levels of the mine. No independent advanced engineering studies have been completed to date. This mine plan is in place without a feasibility study.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 8-15

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9.0 Exploration at Trixie mine -

This section describes the underground exploration work completed in 2021 from the Trixie Exploration and Production teams. These programs consisted of underground geologic mapping, face, rib and back sampling.

9.1 Geologic Mapping

Geological mapping was conducted underground at the 625 Level to identify the extent of the T2 and T4 stockwork, alteration and mineralization, record structural data and collect rock samples. Underground mapping at 1:20 scale was completed for all underground headings, with data incorporated into current geology models and interpretations.

9.2 T2-T4 Mineralization: Overview Maps

A series of maps and composited underground face sampling assays are displayed below for the T2 and T4 mineralized zones (Figures 9-1 to 9-4).

The 30th of December 2021 is the cut-off date for reporting and presentation of data and assays.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 9-1

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Detailed geological mapping at 1:20 scale is completed for all underground headings, with data incorporated into current geology models and interpretations.

Since January 2021 all underground samples have been fire assayed for gold and silver at the Burgin laboratory established by TCM onsite.

Prior to the January 2021 commissioning of the Burgin onsite laboratory, early underground face sampling of the T2-T4 zones were assayed at Skyline Laboratory, Tucson Arizona, where samples were prioritized with 10-day turn-around of results.

Presented are:

  Overview map of all underground face sampling collected to date for T2-T4 mineralized zone, with samples coloured by gold (Au g/t) **Note that discussion often references gold in ounces per ton but all maps are coloured by g/t Au.
  Individual overview maps for each of:
  Original 625 level of mining, underground face sampling coloured by gold.
  Sill 1 mining cut developed on the T2 breccia; underground face samples coloured by Au.
  Sill 1 is established 18 feet above the original 625 level of mining (18 foot sill pillar) with the sill having a 10 foot mining height.
  Sill 2 mining cut developed on the T2 breccia; underground face samples coloured by Au.
  Sill 2 is an additional 8-foot mining cut directly above Sill 1.
  Simplified geology outlines of the T2 structure and T4 stockwork mineralized envelope are included on each map.
  A summary table of the grade along the entire length of Sill 1 and Sill 2 mining cuts, calculated from the average grade and width of sampling from individual mining faces.
  Summary tables of composited underground face sampling, referencing:
  Width and calculated average grade (Au and Ag) of mining faces along each of Sill 1 and Sill 2 mining cuts.
Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 9-2

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Overview T2-T4
Mineralization
North
Underground
Face Samples
Au g/t
0-1 g/t
1-2 g/t
2-6 g/t
6-15 g/t
15-32 g/t
>32 g/t
Drill Collars
T2 structure
T4 stockwork zone
+205 meters
(+670 feet)
Strike (open)
607 / T3
Sill 1
Sill 2
Sill 3
T2
T4
75-85
609
Proposed
ramp to
surface
Proposed Ramp
Development
Ventilation
Shaft
610 stope
30 meters
200 feet
Proposed decline
to 750L and
deeper levels
21700
21800
21900
22000
22100
22200
23900
23800
23700
23600
23500
23400
23300
23200

Figure 9-1: Overview of entire T2-T4 zone of mineralization to date, with underground face samples coloured by gold (Au g/t)

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 9-3

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625L
Mining Cut
Underground
Face Samples
Au g/t
0-1 g/t
1-2 g/t
2-6 g/t
6-15 g/t
15-32 g/t
>32 g/t
Drill Collars
T2 structure
T4 stockwork zone
North
100 feet
30 meters
6 ft @ 1.43 oz/t
Raise 4
6 ft @ 27.0 oz/t
5 ft @ 70.0 oz/t
10 ft @ 1.56 oz/t
Raise 1
7 ft @ 5.42 oz/t
75-85
T2
T4
8 ft @ 102.0 oz/t
10 ft @ 7.9 oz/t
609
6 ft @ 7.7 oz/t
610
stope
4 ft @ 4.46 oz/t
4 ft @ 1.5 oz/t
Ventilation
Shaft
21700
21800
21900
22000
22100
23800
23700
23600
23500
23400
23300

Figure 9-2: Overview of just the original 625 level of mining on T2-T4 mineralization to date, with underground face samples coloured by gold (Au g/t)

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 9-4

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Sill 1
Mining Cut
Underground Face Samples Au g/t
0-1 g/t
1-2 g/t
2-6 g/t
6-15 g/t
15-32 g/t
>32 g/t
Drill Collars
T2 structure
T4 stockwork zone
North
100 feet
30 meters
607 / T3
75-85
Raise 4
Raise 1
4.6 ft @ 5.39 oz/t
5 ft @ 79.91 oz/t
5.2 ft @ 40.2 oz/t
5 ft @ 2.2 oz/t
15 ft @ 2.0 oz/t
3 ft @ 10.95 oz/t
4 ft @ 18.4 oz/t
4 ft @ 1.14 oz/t
5.5 ft @ 1.26 oz/t
T2
T4
609
610 stope
Ventilation Shaft
21700
21800
21900
22000
22100
23800
23700
23600
23500
23400
23300

Figure 9-3: Overview of just the Sill 1 cut of mining on the T2-T4 mineralization to date, coloured by gold (Au g/t)

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 9-5

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Sill 2
Mining Cut
Underground Face Samples Au g/t
0-1 g/t
1-2 g/t
2-6 g/t
6-15 g/t
15-32 g/t
>32 g/t
Drill Collars
T2 structure
T4 stockwork zone
North
100 feet
30 meters
607 / T3
6.5 ft @ 12.34 oz/t
6.7 ft @ 101.24 oz/t
4.6 ft @ 8.64 oz/t
4.5 ft @ 7.50 oz/t
7.3 ft @ 6.81 oz/t
4.4 ft @ 21.70 oz/t
5.6 ft @ 21.66 oz/t
4.5 ft @ 78.99 oz/t
Raise 4
3.6 ft @ 24.89 oz/t
3.6 ft @ 8.38 oz/t
Raise 1
75-85
6 ft @ 2.84 oz/t
4.4 ft @ 11.25 oz/t
T4
T2
5.5 ft @ 12.78 oz/t
609
610 stope
Ventilation Shaft
21700
21800
21900
22000
22100
23800
23700
23600
23500
23400
23300

Figure 9-4: Overview of just the Sill 2 cut of mining on the T2-T4 mineralization to date, with underground face samples coloured by gold (Au g/t)

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 9-6

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9.3 T2-T4 Mineralization: Gold Grades and Widths

Significant gold mineralization has been recorded in active mining for over 190 meters (630 feet) of strike length on the T2 structure to date, with mineralization open towards the north and south. This extends to over 205 meters (670 feet) of strike with the inclusion of mineralization recorded in drilling.

Uncut gold grades are here reported in ounces per ton, with significant intersections of gold typically reporting over 10's to 100's ounces of gold recorded to date. Free visible gold is often observed on the T2 structure associated with dark tetrahedrite / tennantite and Au-Ag rich telluride minerals.

Current mining widths of 4-6 feet wide within the sills reflect the style of narrow vein slusher cut mining employed to date. Significant visible gold and T4 related stockwork mineralization is still visually identified on the eastern rib line of each of the sill 1 and sill 2 mining cuts.

In summary:

  A total of 1,150 face samples on the T2 structure have been collected to date.
  T2 average gold grade, all sampling, uncut, un-weighted
         = 5.49 oz/t Au and 6.64 oz/t Ag.
  A total of 846 face samples on the T4 stockwork zone have been collected to date.
  T4 stockwork vein zone average grade uncut, unweighted

= 0.27 oz/t Au and 1.59 oz/t Ag.

Composited face sampling on each of the Sill 1 and Sill 2 narrow mining cuts on the T2 structure are provided in figure 9-5. Composited gold and silver grades for each of the individual mining faces is provided, with a distance in feet recorded for each of the sampling faces from the primary raises (raises 1 and 4).

Figures 9-5 and 9-6 present a summary of composited underground face grades and calculated average grades of mining along each of the T2 sill cuts.

Underground face sampling and assays along the T2 and T2-T4 mineralized zones will form a major contribution to an initial mineral resource estimate.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 9-7

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Figure 9-5: Tabulated summary of composited underground face sampling and gold grades along the Sill 1 mining cut on the T2 structure

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 9-8

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Figure 9-6: Tabulated summary of composited underground face sampling and gold grades along the Sill 2 mining cut on the T2 structure

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 9-9

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10.0 Trixie mine - T2 Underground Drilling

10.1 Drilling Methodology

A single underground U6 drill rig was utilized for the drill program.

All underground holes are collared in HQ core size with the expectation to obtain HQ core across the targeted ore zones. Some holes have been reduced to NQ core size across targeted zones where ground conditions necessitated.

Geological logging and sampling by ½ cut drill core is completed onsite, with all samples dispatched to ALS Laboratory, Reno, Nevada for third party sample preparation and analysis by fire assay and multi-element four-acid digest. All assay batches include full QAQC standard and blank inserts.

10.2 2021 Drilling Program

Underground drilling of the T2-T4 mineralized zone recommenced in April 2021. A total of thirty-one (31) underground drillholes were completed by TCM in 2021, for a total of 1,913.6 meters (6,278.2 feet) of drilling. Drilling locations are highlighted in figure 10-1. Assays have been received for the first twenty-six (26) holes with the remainder of assays pending.

The difficult drilling conditions encountered in the earlier 2020 exploration drilling (TUG-625-001 to 005) were partially alleviated by locating drill stations on the eastern side of the targeted T2-T4 mineralization, away from the 75-85 structure and 610 stope. Varying core recoveries between 55% to 100% in mineralized zones, with lower recovery in many of the up holes reflecting the highly brecciated nature of the T4 stockwork zone. True widths of the intervals are unknown at this time due to poor core recovery.

Drilling of the Tintic Quartzite has proven to be challenging due to the hardness of the quartzite combined with the highly fractured and abrasive nature of the rock on both the drill string and downhole running gear. Average drill production of 30-50 feet per shift is targeted, though not always achievable. This adds to the higher-than-normal cost of drilling, with an "all in" cost per foot of drilling varying between $120 to $170 per foot, to as high as $200 per foot when drill production has been low.

Multiple fans of up and down dip drillholes from two primary drill stations have been completed to date, with an average depth of drill holes being 150 feet. The drill program was successful in intersecting the T2 structure in every hole. Up holes have encountered a broad zone of stockwork veining associated with the T4 mineralized zone A broad zone of mineralization was encountered in TUG-625-013, being an up 50-degree hole, that intersected 48 ft @ 1.43 oz/t Au and 2.68 oz/t Ag. All down holes interest a discrete T2 structure at depth between the 625 to 900 level. To date mineralization in down holes decreases with depth, though only a small portion of the T2 structure at depth has been drill tested to date.

Future drilling will continue from an additional four (4) stations on the 625 level to provide adequate drilling coverage of the currently known T2-T4 mineralized strike length, with additional drilling planned for the 750-level once access to the level has been re-established. A total of three rigs will is proposed for this program.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 10-1

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10.3 Drilling versus Underground Development Sampling

Assays from drill intersections noticeably report lower gold grades on the T2 structure compared to underground face sampling of the T2 structure. The highest grade of 15.6 ft @ 1.02 oz/t Au is recorded on the T2 structure in hole TUG-625-013, compared to 10's to 100's of ounces of gold per ton in underground sampling of mining faces.

This is a common problem observed with many high-grade, narrow vein nuggety gold systems, and the T2 structure represents a very-high nugget effect gold system. This problem is only alleviated by the size of drill core, requiring HQ core through mineralized zones and density of drilling.

Drilling is undoubtedly required to define the zone of mineralization in three dimensions and for future mine planning, though underground drifting and development is critical for ongoing resource estimation work.

The ability to use the existing historic underground development at the Trixie mine to fast-track drilling (and exploration cross cuts) of the T2 and T4 target zones from each of the 625, 750 and 900 levels is advantageous. Underground drill stations positioned close to the target zones can be achieved with minimal additional mine development. This makes ongoing drilling of the Trixie resources areas still an attractive proposition.

A combination of underground development and drilling will be required for future resource estimation work at the Trixie mine. An old adage, "you drill for structure and mine for grade," is a direct reference to the challenges presented by high-grade nuggety gold systems such as the T2 structure.

Table 10-1 presents a list of significant assay results returned from drilling to date.

Significant results are listed in order of gold grade, and mineralized intersections under their geological classification of T2 structure, T4 stockwork and 75-85 structures.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 10-2

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Table 10-1 - Significant Drilling Results (2020 - 2021 Drilling)

Figure 10-1 displays the location of drilling on the T2-T4 mineralized zone to date, with drillhole assays colored and labeled in grams per ton (g/t) gold (as compared to underground samples colored by same thematic coloring, but composited face sampling grades in chapter 9 referenced in ounce per ton (oz/t) gold).

Figures 10-2 and 10-3 provide an additional plan map and accompanying cross section through each of the main drill stations to date, and figure 10-4 provides a long section view of the T2 structure and mineralization recorded to date.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 10-3

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Figure 10-1: Plan map of drilling to date on the T2-T4 mineralized zone. Drillhole samples and underground face sampling are coloured by gold (g/t).

Cross section locations A-A' and B-B' are labelled.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 10-4

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Figure 10-2: Plan map and cross section of holes TUG-625-006 to 026

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 10-5

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Figure 10-3: Plan map and cross section of holes on current southern end of T2 mineralization

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 10-6

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Figure 10-4: Long section of the T2 structure with underground sampling and drillhole assays (Looking west)

10.4 Drilling Recommendations

A scale up of underground drilling is proposed for 2022, with a proposal to increase the underground drilling capacity to a total of 2 to 3 underground core rigs, deployed on both the 625 level and 750 level of the Trixie mine providing adequate resource definition drilling of the T2 and T4 mineralized zones for ongoing future resource and reserve updates.

A number of additional drill stations are prepared or proposed on the 625 level (figure 10-5) for an expected increase in drilling capacity, targeting the immediate up and down dip continuation of mineralization on the T2-T4 structures. A priority target on the 625 level will be additional underground development towards the south, to locate drill stations suitable to test for a potential south plunging shoot on the southern end of the T2 structure. This target is located in the footwall (eastern side) of the south plunging, west dipping 75-85 mineralization that was historically mined from the 750 level beneath the 610 stope (figure 10-5).

Drilling will proceed to the 750 level once access and refurbishment to suitable drill locations is achieved, with a number of drill stations to be sited on the 750 level in the hanging wall of the T2 structure, testing the continuation of mineralization to the 900 level. Initial drill access on the 750 level will be via the main shaft, with future drilling supported via the completion of the proposed decline and ramp to the 750 and 900 levels.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 10-7

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Figure 10-5: Proposed future drill stations on the 625 level with continuation of resource drilling of the T2-T4 mineralized zone, drilling multiple up and down dip fans of hole to define structure and mineralization between the overlying Ophir Shale contact and the 750L at depth. Additional drilling from the 750L is also proposed.

Significant potential exists to define additional mineralization on the 750 and 900 levels of the Trixie mine, both on the targeted T2 structure at depth as well as on additional targets within the Trixie vein system. The ability to use the historic underground infrastructure at the Trixie mine to fast-track drilling of targets from each of the 625, 750 and 900 levels is advantageous. The T2 structure projected to the 900 level is only 150 feet east of the historic mine development and easily reached by drilling and or cross-cut development.

With the proposed scale up of underground drilling capacity at the Trixie mine, it is anticipated that within the next 6-12 months drilling of additional structural targets within the Trixie vein system will begin, to complement the ongoing drilling of the T2 and T4 mineralized zones, with underground drilling expected to continue throughout the life of mine.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 10-8

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11.0 Sample Preparation, Analyses and Security

This section describes the preparation and analysis of all underground face and drill core samples collected by TCM at the Trixie, which are documented here in this report.

All underground face samples collected in the Trixie mine are assayed for gold and silver at the onsite Burgin laboratory, commissioned by TCM in January 2021.

The Burgin laboratory is not a certified analytical laboratory, but the facility is managed by a qualified laboratory manager with annual auditing by technical staff. Inter-laboratory check assays using ALS Laboratory as a third-party independent analysis of samples is routinely carried out as part of ongoing QAQC work.

All underground and surface diamond drill core is dispatched to ALS Laboratory, Reno, Nevada for sample preparation and analysis for gold and silver.

All sample information and analytical data is maintained and reported from an industry standard database, with TCM utilizing Maxgeo's Datashed software solution for all geological and analytical data management.

11.1 Chain of Custody - Sampling and Analytical Procedures

All underground face samples are collected by TCM mine geologists from each of the active mining faces, with samples transported by the geologist from the Trixie mine to the onsite TCM laboratory located at the Burgin administrative complex. Underground samples are dried, crushed and pulverized at the onsite laboratory, and a 30g Fire Assay with gravimetric finish completed to determine gold and silver grades, reported in oz/t and g/t.

Certified OREAS standards and blanks are used for QAQC of all assay batches at the onsite TCM laboratory.

Further details of underground sample and assaying procedures is provided in section 11.2.

All underground drill core is transported by TCM personnel between the Trixie mine and the core logging facility also located at the Burgin administrative complex, where the core is logged for geology, alteration, structure and geotechnical. Sample intervals are marked by the geologist, with HQ drill core cut in half using a powered core saw. Samples are bagged, labelled, and dispatched using Old Dominion transportation to ALS Laboratory, Reno, NV, where samples are assayed for gold and silver by 50g fire assay and multi-element analysis by four acid digest.

A sample submission form accompanies each shipment of samples. An email copy of the submission form is also sent to the laboratory. Certified OREAS standards and blanks are used for QAQC of all assay batches sent to ALS Laboratory.

Further details of drill core sampling and assaying procedures is provided in section 11.3.

11.2 Underground Sampling and Assaying

Underground sampling is completed daily by TCM geologists, together with face mapping of active mine heads, and geological mapping and compilation work of the active mine areas.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 11-1

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Sampling chain of custody and procedures include:

As most structures at Trixie are steeply dipping to the east or west, current sampling procedures are designed to sample the structure. Channel samples are collected and do not exceed 3 ft in length. The face is washed for safety, and for better identification of mineralization, alteration and structures. The hangingwall and footwall of the structures are marked up on the face and back, samples intervals are marked up and follow lithological contacts.

A total of 1,996 underground samples have been collected to date by TCM geologists of the face, rib and back sampling underground.  Each sample is assigned a unique sample ID, with prefix of F, R or B for each of face, back or rib sample types.

Active mining faces on the T2 or T4 mineralized zones are sampled each shift by the mine geologists, as required.  Typically, 3-6 composite chip sample are collected from a single mining face, sampled at waist height, with samples collected according to geological or mineralization contacts (separate structure and footwall, hanging wall samples). Samples are collected into calico sample bags and tied shut. Sample widths and locations are recorded, with the face distance measured from known survey control points within the mine. A minimum sample width is 1 foot, and maximum sample width is 6 foot and a geological sketch map of the face is completed. Sample information is entered into Datashed database by geologist.

Certified reference material (CRM) is inserted by the geologist into each batch of underground samples. Sample batches of up to 15 samples, with each batch containing a certified blank or blind standard. A number of appropriate media and grade range OREAS certified standards are rotated through batches.

Samples are dropped off at the Burgin laboratory by geologist, with samples placed in drying oven, and sample submission form completed. Samples are crushed via a jaw crusher to <10mm and a 250g riffle split taken. The split sample is pulverized in a ring mill targeting 80% passing 75 micron. All sample preparation is completed by trained TCM laboratory staff.

Assay analysis includes 30g aliquot is fire-assayed, and gold and silver calculated by gravimetric method. Assays are reported, targeting one day turn-around of samples. Assay report is loaded into Datashed, QAQC samples checked, assays merged with sample information for future reporting. Pulp reject is catalogued and stored for future reference. Coarse reject is bagged and stored at core farm.

TCM targeting 10% of samples sent to an external laboratory for inter-laboratory check work. Check samples have been dispatched to ALS Laboratory, Reno, Nevada. To date:

  204 pulp duplicate samples analyzed at ALS.
  30 metallic screen fire of coarse duplicate samples analyzed at ALS.
  400 underground face samples were assayed at Skyline Laboratory, Tucson, Arizona, prior to commissioning of the onsite Burgin Laboratory in January, 2021.

11.3 Drill Core Sampling and Assaying

Underground drill core is collected from the drill rig and routinely brought to surface by the mining crews. Core boxes are taped closed and stacked on a pallet prior to collection from the drill rig. Core is delivered to the dedicated core logging and processing facility established at the Burgin administrative complex, where it is logged for geology and sample intervals marked by the geologist. Core is photographed and then cut on core saws by trained TCM geotechnicians.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 11-2

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All drill core samples are assigned a unique sample ID. All geological and sampling information is entered into Datashed database. Core is sawn in half and half is sampled. Certified standards and blanks inserted into all sample dispatches. Samples are collected by Old Dominion Transportation and dispatched to ALS Laboratory in Reno. Sample submission forms accompany the samples, and digital copies emailed to ALS.

All sample preparation completed by ALS, including crushing and pulverizing (Prep31) of samples. Analytical assay include gold and silver by fire assay of 50g sample with AAS finish (Au-AA26), over limits by gravimetric analysis (Au-Grav22). Multi element analysis is by four acid digest (ME-MS61). The pulps are returned to client; coarse reject disposed after 90 days.

Assays are reported to TCM, loaded into Datashed, QAQC samples checked, assays merged with sample information for future reporting.

11.4 TCM Onsite Laboratory

The TCM onsite laboratory was commissioned in January 2021, being re-established in the old Kennecott laboratory building located at the Burgin administrative complex. Consultant Mr. Jim Weatherby was engaged to supervise and oversee the re-establishment of the laboratory facilities and for oversight and training of TCM staff for sample preparation and onsite fire-assay of run-of-mine sampling.

A laboratory manager Machelle Algerio was employed in June 2021 with progressive scale up of laboratory personnel, equipment, facilities and sample through put.

Progressive upgrades to the laboratory are ongoing. Replacement of the ventilation and dust extraction system was undertaken in November 2021 with a new bag unit installed on the sample preparation and fire assay room. A second bag unit has been purchased, together with a larger production scale Denver furnace for future upgrades to the facility. Further expansion of the laboratory building is planned for 2022 in line with scale up of production and mining activities.

11.5 QAQC Data Management

All sample submissions to each of the onsite Burgin laboratory, ALS Reno or Skyline Laboratory in Tucson have been accompanied by fully documented and tracked CRM samples. Each assay batch aims to include each of:

  Certified OREAS silica blank.
  Alternating OREAS standard suitable for high-grade gold and silver epithermal style mineralization.

Standards and blanks are routinely included with all sample analysis, with QAQC tracking tools within the database (Datashed) now used to track and chart the performance of each of the CRMs.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 11-3

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Where batches have failed a standard, or failed both a standard and blank, TCM has requested the laboratory to re-run those batches. QAQC tracking and management is an ongoing requirement that the company actively monitors for all analytical work completed at both the onsite Burgin laboratory as well as independent third-party laboratories.

An example of charted QAQC performance from the database is provided below:

Figure 11-1: Example of OREAS standards 223 and high-grade standard 298

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 11-4

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Figure 11-2: Example of OREAS blank, highlighting a period of blank fails (between red linework) due to poor sample preparation. Corrective actions were taken, and the issue addressed. QC monitoring is ongoing.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 11-5

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12.0 Data Verification

Qualified Professional (QP) Tom Henricksen (TAH) took three chip samples from the wall rock of the 625 level of the Trixie mine during his site visit on January 10 and 11, 2022. The samples were wall rock samples, not samples from the extracted vein material.  The gold values obtained from ALS Chemex in Reno for the three samples were 563 ppm Au, 19.53 ppm Au, and 17.6 ppm Au. Silver values for the same three samples were 316 ppm Ag, 7 ppm Ag, and 65 ppm Ag.

These samples were from areas that had not been sampled post-mining and did not contain visible native gold.  However, the gold-bearing green tellurate mineral xocomecatlite was recognized in all three samples. TCM has previously reported channel face sampling of the T2 structure that revealed gold grades ranging up to 102 oz/t of gold and 192 oz/t of silver over continuous widths of up to 8 feet, along 300 + feet of the 625 level.  TAH sampling confirms the high-grade gold mineralization recovered to date in the Trixie T2 vein.

TCM sampling methods and drilling methods were reviewed by TAH and found to be acceptable, as was the transportation of the samples and laboratory techniques used for analyzing the samples.

An additional 41 verification samples were collected by TAH along the T-2 structure on.  The samples were sent to the ALS laboratory in Reno on January 12.

Underground verification samples were submitted to ALS for analysis by 30g Fire Assay (Au_AA25) as a direct comparison to the onsite TCM laboratory analytical method, with any over limits determined by gravimetric finish Au-GRA21.

Each of the verification sample were also assayed by Metallic Screening (Au_SCR21) method looking at the fine and coarse fraction gold, and weighted average as a direct comparison to the ALS Au-AA25 fire assay method.

Verification sampling again confirmed the high-grade gold mineralization associated with the T2 and T4 structures, with gold values up to 6990 g/t Au (203 oz/t Au) reported by ALS Laboratory.

Verification sample results are presented in table 12-1 below, and underground sample locations displayed in figures 12-1, 12-2 and 12-3.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 12-1

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Table 12-1 - Underground Verification Samples, Assayed by ALS Laboratory

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 12-2

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21850
21900
23700
23650
Trixie_625_line
Raises
Au_BEST_ppm
0-1 g/t
1-2 g/t
2-6 g/t
6-15 g/t
15-32 g/t
>32 g/t
SamplingConfirmation_20220110
T2 625 lvl
6 samples, 1' samples 551951-551956
551951
551952
551953
551954
551955
551956
551957
551958
551959
551960
551961
551962
551963
551964
551965
9 samples, 2' samples 551957-551965
N
Scale: 1:120
0 2.75 5.5 11 16.5 22 27.5
US Feet

Figure 12-1: Location of underground verification samples on 625 level, T2 structure

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 12-3

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21800
23900
23850
4 samples, channel samples 551988-551991
551988
551989
551991
551990
T2_Cut2
Au_ppm
0-1 g/t
1-2 g/t
2-6 g/t
6-15 g/t
15-32 g/t
>32 g/t
T2R1S2_line
Trixie_625_line
SamplingConfirmation_20220110
Raise 4 Cut 2
551987
12 samples, 2' samples 551976-551987
3 samples, channel samples 551973-551975
Scale: 1:120
0 2.75 5.5 11 16.5 22 27.5
US Feet
N

Figure 12-2: Location of underground verification samples along the Sill 2 mining cut, located on the northern end of the T2 structure

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 12-4

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21950
22000
23400
23350
Trixie_625_line
Raises
Au_BEST_ppm
0-1 g/t
1-2 g/t
2-6 g/t
6-15 g/t
15-32 g/t
>32 g/t
SamplingConfirmation_20220110
609 DDS
551972
551971
551970
551969
551968
551966
14 samples, 2' samples 551966-551972
N
Scale: 1:120
0 2.75 5.5 11 16.5 22 27.5
US Feet

Figure 12-3: Location of underground verification samples in the 609 cross cut drill station location, with verification sampling along the margin of the T4 stockwork zone

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 12-5

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13.0 Metallurgical Testing

Not applicable at this stage of the project.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 13-1

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14.0 Mineral Resource

There are no current mineral resources at this time.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 14-1

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15.0 Mineral Reserve Estimate

Not applicable at the current stage of the Project.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 15-1

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16.0 Mining Methods

Not applicable at the current stage of the Project.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 16-1

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17.0 Recovery Method

Not applicable at the current stage of the Project.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 17-1

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18.0 Project Infrastructure

Not applicable at the current stage of the Project.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 18-1

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19.0 Market Studies and Contracts

Not applicable at the current stage of the Project.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 19-1

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20.0 Environmental Studies, Permitting and Social or Community Impact

Not applicable at the current stage of the Project.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 20-1

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21.0 Capital and Operating Costs

Not applicable at the current stage of the Project.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 21-1

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22.0 Economic Analysis

Not applicable at the current stage of the Project.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 22-1

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23.0 Adjacent Properties

TCM has the majority land position of the East Tintic District. Ivanhoe Electric has the majority land position in the Main Tintic District.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 23-1

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24.0 Other Relevant Data and Information

No other relevant data and information at this time.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 24-1

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25.0 Interpretation and Conclusions

To-date TCM has excavated over 192 meters (630 feet) of the T2 structure along-strike with gold mineralization remaining open in both directions. Based on 1,996 assays taken in the T2-T4 mineralized zone along a strike length of 630 feet, the uncut and unweighted average grade of gold on the T2 structure is 5.49 oz/t Au and 6.64 oz/t Ag. The average grade of the T4 structure to-date is 0.27 oz/t Au. All underground assays were completed at the TCM onsite laboratory that is non-certified, though a full QAQC program with certified CRM standards is used by TCM with inter-laboratory check assays completed by independent third-party analysis.

The T2 structure has been confirmed by diamond drilling to extend upwards to the contact of the Ophir shale approximately 80 - 130 feet above the 625 level, and the same structure is shown to extend to below the 900 level of the mine.

To-date, TCM has converted to revenue 15,752 oz. of gold and 17,605 oz. silver, which has totaled $26.1M for 2021.

A total of 19,762 Tons of mineralized material have been processed to date at both the external Desert Hawk and onsite Burgin processing facilities, at an average feed grade of 1.62 oz/t Au. Overall recovery to date is estimated at 62% gold recovery, with recoveries increasing in Q4 2021 to 70-75% recovery of gold with ongoing process optimization. No independent metallurgical studies have taken place to date.

Additional ounces of gold and silver still remain in the processed material which TCM plans to reprocess at a later date. TCM is currently producing an average of 45 tons per day of run of mine material with an average mining grade of over 4 oz/t Au.

During 2021 considerable effort was directed at acquiring an experienced management team, which is now in place. Concurrently, effort was also directed at establishing a stable and experienced mining, maintenance and processing work force with necessary skills to provide sustainable safe production from the Trixie mine. The current production and expansion constraint however is the limitations of the Trixie production shaft, and this is now being addressed with plans to excavate a decline tunnel from surface to the 625 level during 2022 and will significantly improve access to the underground workings, lower operating costs and increase productivity.

Other important points worth noting are the on-site TCM ore processing facility (VAT leaching) which is now in operation, and the ability to continue with toll ore processing (off-site) to manage excess ore until a full processing circuit and facility is constructed on the TCM property.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 25-1

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26.0 Recommendations

Based on the current work to date on the Trixie Project, the author recommends continuing underground drilling from the 625 and 750 levels of the mine, with a scale up of underground drilling capacity together with concurrent underground exploration development along strike and up and down dip to define a mineral resource estimation on the targeted T2-T4 mineralized panel within the Trixie mine.

The initial targeted panel of T2-T4 mineralization within the Trixie mine has the dimensions of 250 meters x 250 meters by a varying width of 25 to 2.5 meters (820 feet x 820 feet x 8-80 feet width).

With a focus on defining a NI 43-101 compliant resource followed by a PEA for the Trixie project, initial work program objectives and recommendations include:

  Scale up of underground drilling capacity from currently one underground drill rig to two underground drill rigs, with an additional 15,000 meters (50,000 feet) of underground and surface drilling proposed.
  Continue underground exploration development and underground face sampling of T2 and T4 mineralized zones for determination of grade distribution and continuity.
  Working with the exploration diamond drilling and underground face sampling data to define a NI 43-101 compliant Mineral Resource Estimate from the T2 and T4 mineralized zones

Develop an updated NI 43-101 compliant resource update to be used for the PEA Mine Plan.

  Initiate advanced independent metallurgical and geotechnical studies to support a PEA
  Continue target generative work within and surrounding the Trixie mine and commence surface drilling of targets for ongoing resource development.

Permitting and mining-related objectives and recommendation to achieve sustainable Trixie mine production include:

  Obtain permitting for the surface portal and underground decline development.
  Target to improve required infrastructure in order to improve onsite production and processing at the Burgin Processing Facility to >30,000 tons in 2023 with >85% recovery of gold.
  Obtain permit for mining and processing at 500 tons per day via full onsite CIL/CIP processing facility with >90% gold recoveries.

The company has prepared a cost estimate for the recommended program to serve as a guideline for the Project. The budget for the proposed program is presented in Table 26-1. The estimated cost for the PEA and exploration work program would amount to approximately $26 million and would include a resource estimate update.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 26-1

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Table 26-1 - Estimated Costs for the Recommended Work Program

Work program	Cost
Underground drilling	$ 9,000,000
Complete Initial 43-101 Mineral Resource Estimate	$ 500,000
Metallugical Testing and Geotechnical Studies	$ 250,000
Database compliation, target generation and exploration permitting	$ 750,000
Operational permits for ramp, processing and tailings	$ 1,000,000
Portal Ramp development to 625 Level	$ 10,500,000
Equipment and capital items	$ 1,500,000
environmental Studies	$ 1,000,000
Contingency (15%)	$ 2,940,000
Total	$ 27,440,000

The Author is of the opinion that the recommended work program and proposed expenditures are appropriate and well thought out, and the author believes that the proposed budget reasonably reflects the type and amount of the contemplated activities.

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 26-2

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27.0 References

Chief Consolidated Mining Company, Annual Reports, 1965-1966, 1980-1988, and 10-K Reports, 1979-2001

James, L.P., and Atkinson, Jr., W.W., 2002, Major silver deposits of Utah: Geochemical and geological reasons for world-class high- and low-grade systems: Mining Engineering, v. 54, no. 8, p. 33-41

Krahulec, K., and Briggs, D.F., 2006, History, Geology and Production of the Tintic Mining District, Juab, Utah, and Tooele Counties, Utah, in Bon, R.L., Gloyn R.W., and Park, G.M., editors, Mining Districts of Utah: Utah Geological Association Publication 32, p. 121-150

Lindgren, W., Loughlin, G.F., and Heikes, V.C., 1919, Geology and ore deposits of the Tintic mining District, Utah: U.S. Geological Survey Professional Paper 107, 282 p.

Morris, H.T., 1968, The Main Tintic mining District, Utah: in Ridge J.D. editor, Ore Deposits of the United States, 1933-1967, v. 2, New York, American Institute of Mining, Metallurgical, and Petroleum Engineers, Inc., p. 1043-1073

Morris, H.T., Lovering, T.S., and others, 1979, General geology and mines of the East Tintic mining District, Utah and Juab counties, Utah: U.S. Geological Survey Professional Paper 1024, 203 p, 4 plates, various scales

Morris, H.T., and Mogensen, A.P., 1978, Tintic mining District, Utah: Provo, Utah, Brigham Young University, Geology Studies, v. 25, p. 33-45

Shepard, W.M., Morris, H.T., and Cook D.R., 1968, Geology and ore deposits of the East Tintic mining District, Utah: in Ridge J.D. editor, Ore Deposits of the United States, 1933-1967, v.2, New York, American Institute of Mining, Metallurgical, and Petroleum Engineers, Inc., p. 941-965

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 27-1

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28.0 APPENDIX 1

PROPERTIES AND MINERAL RIGHTS

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-1

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Properties and Mineral Rights

Company's Owned Property

Fee Property:

Owns all right, title, and interest (100%) interest in the surface and mineral estates in the following:

TRIXIE CLAIMS

NAME	SURVEY NO.	PATENT NO.	TOWN- SHIP	RANGE	A Portion of SECTIONS
Cameo #27	6766	1006490	T10S	R2W	28: NE¼
Cedar	6574	959091	T10S	R2W	28: NE¼
Cedar No. 1	6574	959091	T10S	R2W	28: NE¼
Cedar No. 4	6737	993922	T10S	R2W	27: NW¼ 28: NE¼
East Point #5	6091	397059	T10S	R2W	21: SE¼ 28: NE¼
Rose	7138	1108693	T10S	R2W	21: SE¼ 28: NE¼
Trixy	6073	214588	T10S	R2W	27: NW¼ 28: NE¼
TRUMP	6073	214588	T10S	R2W	28: NW¼
Vern No. 2	6456	925953	T10S	R2W	21: SE¼ 28: NE¼
White Rose No. Four	6766	1006490	T10S	R2W	27: NW¼ 28: NE¼

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-2

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White Rose No. 5 Amended	6766	1006490	T10S	R2W	21: SE¼
White Rose No. Six	6766	1006490	T10S	R2W	21: SE¼ 28: NE¼
White Rose No. Seven	6766	1006490	T10S	R2W	21: SE¼

BURGIN CLAIMS

NAME	SURVEY NO.	PATENT NO.	TOWN- SHIP	RANGE	A Portion of SECTIONS
Christmas	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Christmas No. 1	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Detective No. 5	6560	915159	T10S	R2W	15: SE¼
Detective No. 7	6560	915159	T10S	R2W	15: SE¼
Sunny Side No. 1	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Climax #1	6784	1038307	T10S	R2W	15: SE¼ 22: NE¼
Climax #2	6784	1038307	T10S	R2W	15: SE¼
Eastern No. 2	6784	1038307	T10S	R2W	11: SW¼ 14: NW¼ 15: SE¼

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-3

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NAME	SURVEY NO.	PATENT NO.	TOWN- SHIP	RANGE	A Portion of SECTIONS
Eastern No. 3	6784	1038307	T10S	R2W	14: NW¼ 15: SE¼ 22: NE¼
Eastern No. 4	6784	1038307	T10S	R2W	14: NW¼, SW¼
Eastern #7	6784	1038307	T10S	R2W	14: NW¼, SW¼
Eastern #8	6784	1038307	T10S	R2W	14: NW¼
Eastern #9	6784	1038307	T10S	R2W	11: SW¼ 14: NW¼
Eastern #10	6784	1038307	T10S	R2W	14: NW¼
Eastern #11	6784	1038307	T10S	R2W	11: SW¼ 14: NW¼
Eastern #12	6785	1039439	T10S	R2W	14: NW¼
Eastern #13	6785	1039439	T10S	R2W	11: SW¼ 14: NW¼
Eastern #14	6785	1039439	T10S	R2W	11: SW¼ 14: NW¼
Eastern #15	6785	1039439	T10S	R2W	14: NW¼
Eastern #17	6785	1039439	T10S	R2W	14: NW¼
Inez No. 3	6801	1042410	T10S	R2W	14: NW¼, SW¼
Wonderer Amended	6466	971242	T10S	R2W	11: SW¼ 15: SE¼

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-4

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Wonderer 5-X Amended	6466	971242	T10S	R2W	15: SE¼
Wonderer 6-X Amended	6466	971242	T10S	R2W	15: SE¼
Zenith 1	6752	945099	T10S	R2W	14: NW¼, SW¼ 22: NE¼
Zenith 19	6752	945099	T10S	R2W	14: NW¼ 22: NE¼

Owns all right, title, and interest (100%) interest in the mineral estate in the following:

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
ANNIE HURLEY	40406	4628	UTAH	10S	2W	17,20
ARGENTUM	40408	4623	UTAH	10S	2W	17
AUGUST #1	40399	5736	UTAH	10S	2W	16,17
AUGUST BESTELMEYER	40398	5736	UTAH	10S	2W	17
AUGUST GULCH	4390	5795	UTAH	10S	2W	16
BALTIMORE NO. 3	21844	6000	UTAH	10S	2W	9
BANK NOTE #12 LODE	21792	6757	UTAH	10S	2W	27
BANK NOTE #13 LODE	60563	6757	UTAH	10S	2W	27
BANK NOTE #14 LODE	60564	6757	UTAH	10S	2W	27
BANK NOTE #15 LODE	60565	6757	UTAH	10S	2W	27
BANK NOTE #16	60566	6757	UTAH	10S	2W	27

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-5

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NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
BAVARIA GIRL	4394	5734	UTAH	10S	2W	16,17
BELVA	40334	6975	UTAH	10S	2W	17
BERTHA LODE	60696	6402	UTAH	10S	2W	8,9
BLAK EAGEL	21752	6848	UTAH	10S	2W	15,22
BLAK EAGEL #1	60366	6848	UTAH	10S	2W	15
BULLION FRACTION	4345	6935	UTAH	10S	2W	16
BURGLER (Card-113)	63111	4141	JUAB	10S	2W	32
CALDWELL	40428	6438	UTAH	10S	2W	9
CAMEO #34	19269	6757	UTAH	10S	2W	27
CAMEO #33	62680	6766	UTAH	10S	2W	27
CATHARINA BESTELMEYER	64974	5734	UTAH	10S	2W	16,17
CEDAR FRACTION	4348	6882	UTAH	10S	2W	9
CEDAR NO. 10	4378	6436	UTAH	10S	2W	9
CEDAR NO. 2	60714	6000	UTAH	10S	2W	9
CEDAR NO. 4	60713	6000	UTAH	10S	2W	9
CEDAR NO. 5 AMENDED	21795	6737	UTAH	10S	2W	27,28
CLARA LODE	66457	5795	UTAH	10S	2W	16
CLARA NO. 2	66459	5795	UTAH	10S	2W	16
CLARA NO. 2 EXTENSION	4373	6553	UTAH	10S	2W	16
CLARK	40429	6438	UTAH	10S	2W	9,16
CONTACT	21840	6204	UTAH	10S	2W	15,16

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-6

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NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
CONTACT	40414	3826	UTAH	10S	2W	17,20
COPPER QUEEN	60704	6204	UTAH	10S	2W	15,16
COPPER QUEEN NO. 2	60705	6204	UTAH	10S	2W	15
COPPER QUEEN NO. 3	60706	6204	UTAH	10S	2W	15
COPPER QUEEN NO. 4	60707	6204	UTAH	10S	2W	15
COYOTE NO. 7	66454	6402	UTAH	10S	2W	16,17
COYOTE NO. 8	66455	6402	UTAH	10S	2W	16
COYOTE NO. 9	66456	6402	UTAH	10S	2W	16,17
CROWN POINT EXT #5	62838	5774	UTAH	10S	2W	20,21,28,29
DESERT	4379	6402	UTAH	10S	2W	9,16
DESERT FRACTION	66449	6402	UTAH	10S	2W	16
DESERT NO. 2	4376	6448	UTAH	10S	2W	9
DESERT NO. 3	64728	6448	UTAH	10S	2W	9,16
DESERT NO. 4	64027	6448	UTAH	10S	2W	9,16
DESERT NO. 5	66450	6402	UTAH	10S	2W	9,16
DESERT NO. 6	66451	6402	UTAH	10S	2W	17
DESERT NO. 7	66452	6402	UTAH	10S	2W	17
DESERT NO. 8	64018	6448	UTAH	10S	2W	9,16
DESERT NO. 9	66453	6402	UTAH	10S	2W	16
DETECTIVE NO. 2	60618	6560	UTAH	10S	2W	15
DEWEY	40430	6438	UTAH	10S	2W	9
DOVE	40405	4758	UTAH	10S	2W	17

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-7

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NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
EAST CONTACT NO. 37	21766	6793	UTAH	10S	2W	14
EAST CONTACT NO. 53	60462	6790	UTAH	10S	2W	14
EAST CONTACT NO. 54	60463	6790	UTAH	10S	2W	14
EAST CONTACT NO. 55	60464	6790	UTAH	10S	2W	14
EAST CONTACT NO. 66	60453	6793	UTAH	10S	2W	14
EAST CONTACT NO. 67	60456	6790	UTAH	10S	2W	14
EASTERN #16 LODE	60519	6785	UTAH	10S	2W	11,14
EASTERN #18 LODE	60513	6785	UTAH	10S	2W	11,14
EASTERN #19 LODE	60514	6785	UTAH	10S	2W	14
EASTERN #20 LODE	60515	6785	UTAH	10S	2W	14
EASTERN #5 LODE	60520	6784	UTAH	10S	2W	14,22
EASTERN #6 LODE	60521	6784	UTAH	10S	2W	14,22,23
ELEANOR	60597	6585	UTAH	10S	2W	21,28
ELEANOR NO. 1	60598	6585	UTAH	10S	2W	21
FRACTION GOLD HILL	19311	4668	UTAH	10S	2W	16,21
FRACTION HEDWIG	62735	4668	UTAH	10S	2W	16
FRACTION OF GRUTLI NUMBER 3	19308	4984	UTAH	10S	2W	16
FRACTION VICTORY #1 LODE	21852	5550	UTAH	10S	2W	16
FRANCELIA	40396	5823	UTAH	10S	2W	17
GATLEY LODE MINING CLAIM	60367	6848	UTAH	10S	2W	15
GOLD BOND NO. 12	21789	6759	UTAH	10S	2W	27,34

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-8

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NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
GOLD BOND NO. 13	60538	6759	UTAH	10S	2W	27,34
GOLD BOND NO. 14	60539	6759	UTAH	10S	2W	27,34
GOLD BOND NO. 15	60540	6759	UTAH	10S	2W	27,34
GOLD BOND NO. 16	60541	6759	UTAH	10S	2W	27
GOLDEN HORSE SHOE	21846	5878	UTAH	10S	2W	16
GOLDEN TREASURE	40407	4628	UTAH	10S	2W	17
GOOD WILL	60699	6402	UTAH	10S	2W	8,9
GRANT NO. 1	40382	6061	UTAH	10S	2W	17
GRANT NO. 2	40383	6061	UTAH	10S	2W	8,17
GRANT NO. 3	40384	6061	UTAH	10S	2W	8,17
GRANT NO. 4	40385	6061	UTAH	10S	2W	17
GRANT NO. 5	40386	6061	UTAH	10S	2W	17
GREAT EASTERN #4	65618	5740	UTAH	10S	2W	16,21
GREYHOUND	21838	6393	UTAH	10S	2W	15
GREYHOUND NO. 2	60701	6393	UTAH	10S	2W	15
GREYHOUND NO. 3	60702	6393	UTAH	10S	2W	15
GREYHOUND NO. 4	60703	6393	UTAH	10S	2W	15
GRUTLI	66458	5795	UTAH	10S	2W	16
GRUTLI EXTENSION LODE	66460	5795	UTAH	10S	2W	16
HANIBAL	60718	5736	UTAH	10S	2W	8,9,16
HICKS FRACTION	4351	6754	UTAH	10S	2W	16

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-9

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NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
HIDDEN TREASURE	21824	6466	UTAH	10S	2W	9,10,15,16
HIDDEN TREASURE # 2	21814	6527	UTAH	10S	2W	9,10,15,16
HIDDEN TREASURE NO. 3	60655	6466	UTAH	10S	2W	10
HIDDEN TREASURE NO. 4	60656	6466	UTAH	10S	2W	9,10
HILL TOP	60559	6757	UTAH	10S	2W	27
HILL TOP NO. 1	21765	6800	UTAH	10S	2W	22,23,27
HILL TOP NO. 2	60444	6800	UTAH	10S	2W	23,27
HILL TOP NO. 3	60445	6800	UTAH	10S	2W	27
HILL TOP NO. 4	60446	6800	UTAH	10S	2W	27
HILL TOP NO. 5	60447	6800	UTAH	10S	2W	27
HILL TOP NO. 6	60448	6800	UTAH	10S	2W	23,27
HILL TOP NO. 7	60449	6800	UTAH	10S	2W	27
HILL TOP NUMBER 1	21788	6759	UTAH	10S	2W	34
HILL TOP NUMBER 2	60551	6759	UTAH	10S	2W	34
HILL TOP NUMBER 3	60544	6759	UTAH	10S	2W	27,34
HILL TOP NUMBER 4	60543	6759	UTAH	10S	2W	27,33,34
HILL TOP NUMBER 5	60546	6759	UTAH	10S	2W	27,28,33,34
HILL TOP NUMBER 6	60545	6759	UTAH	10S	2W	27
HILL TOP NUMBER 7	60547	6759	UTAH	10S	2W	34

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-10

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NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
ICE KING	21839	6392	UTAH	10S	2W	15,16
INEZ NO. 1	21764	6801	UTAH	10S	2W	14
INEZ NO. 2	60436	6801	UTAH	10S	2W	14
INEZ NO. 4	60438	6801	UTAH	10S	2W	14
INEZ NO. 5	60439	6801	UTAH	10S	2W	14,23
INEZ NO. 6	60440	6801	UTAH	10S	2W	14,23
INEZ NO. 7	60441	6801	UTAH	10S	2W	23
IRMA FRACTION	4347	6916	UTAH	10S	2W	16,17
JAMISON HILL	60657	6466	UTAH	10S	2W	15
JOHNY AND CLARA	40400	5736	UTAH	10S	2W	16,17
JUANITA	40409	4623	UTAH	10S	2W	17
JUDGE	21779	6786	UTAH	10S	2W	15
KARREN	21811	6563	UTAH	10S	2W	22
KARREN NO. 1	65661	6563	UTAH	10S	2W	22
KARREN NO. 2	65662	6563	UTAH	10S	2W	22
KARREN NO. 3	65663	6563	UTAH	10S	2W	22
LAMB NO. 10	21761	6803	UTAH	10S	2W	23
LAMB NO. 11	60422	6803	UTAH	10S	2W	23
LAMB NO. 12	60423	6803	UTAH	10S	2W	23
LAMB NO. 13	60425	6803	UTAH	10S	2W	23
LAMB NO. 14	60426	6803	UTAH	10S	2W	23
LAMB NO. 15	21760	6803	UTAH	10S	2W	23

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-11

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NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
LAMB NO. 16	60418	6803	UTAH	10S	2W	23
LAMB NO. 17	60419	6803	UTAH	10S	2W	23
LAMB NO. 19	60420	6803	UTAH	10S	2W	23
LAMB NO. 20	21763	6802	UTAH	10S	2W	14,23
LAMB NO. 21	60431	6802	UTAH	10S	2W	14,23
LAMB NO. 3	60421	6803	UTAH	10S	2W	14,23
LAMB NO. 4	60442	6801	UTAH	10S	2W	14
LAMB NO. 5	21759	6803	UTAH	10S	2W	14,23
LAMB NO. 6	60434	6802	UTAH	10S	2W	14,23
LAMB NO. 7	60414	6803	UTAH	10S	2W	23
LAMB NO. 8	60435	6802	UTAH	10S	2W	14,23
LAST CHANCE	60623	6527	UTAH	10S	2W	9,16
LAST CHANCE	65671	6527	UTAH	10S	2W	9,16
LAST HOPE	21856	4178	UTAH	10S	2W	16
LETTA	40403	4759	UTAH	10S	2W	17
LITTLE FRED	40395	5850	UTAH	10S	2W	20
LUCILE LODE (Card-704)	21855	5471	JUAB, UTAH	10S	2W	29
MAPLE	18768	4099	UTAH	10S	2W	17,20
MATILDA	21820	6467	UTAH	10S	2W	9
MILLER	40431	6438	UTAH	10S	2W	9
MINNIE	40410	4623	UTAH	10S	2W	17

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-12

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NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
MINNIE MOORE (Card-163)		3835	JUAB	10S	2W	20
MY CATHERINE B LODE	66461	5795	UTAH	10S	2W	16
MYRTLE LODE	40397	5822	UTAH	10S	2W	20
NATRONA	40427	6438	UTAH	10S	2W	9,16
NEVADA #4	21784	6767	UTAH	10S	2W	15,22
NO. 1 IRON PLACER	65312	XX	UTAH	10S	2W	20
NO. 2 IRON PLACER	65313	XX	UTAH	10S	2W	21
OVERSIGHT (Card-735)	60743	6885	JUAB	10S	2W	19
OXEN LODE	21845	5974	UTAH	10S	2W	9
PINE LODE	4350	6771	UTAH	10S	2W	9
RATTLESNAKE NO. 1	21762	6802	UTAH	10S	2W	14
RATTLESNAKE NO. 10	21758	6804	UTAH	10S	2W	23
RATTLESNAKE NO. 11	60411	6804	UTAH	10S	2W	23
RATTLESNAKE NO. 12	60412	6804	UTAH	10S	2W	23
RATTLESNAKE NO. 13	60413	6804	UTAH	10S	2W	23
RATTLESNAKE NO. 2	60427	6802	UTAH	10S	2W	14
RATTLESNAKE NO. 3	60428	6802	UTAH	10S	2W	14
RATTLESNAKE NO. 9	60394	6804	UTAH	10S	2W	23,14
ROBERT	21754	6806	UTAH	10S	2W	27,34
ROBERT # 1	60374	6806	UTAH	10S	2W	27
ROBERT # 2	60379	6806	UTAH	10S	2W	23,26,27

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-13

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NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
ROBERT # 3	21753	6806	UTAH	10S	2W	26,27,34
ROBERT # 4	60368	6806	UTAH	10S	2W	23,26
ROBERT # 5	60369	6806	UTAH	10S	2W	26,27,34
ROBERT # 6	60370	6806	UTAH	10S	2W	23,26
ROBERT # 7	60371	6806	UTAH	10S	2W	26
ROBERT # 8	60372	6806	UTAH	10S	2W	23,26
ROBERT # 9	60373	6806	UTAH	10S	2W	26
SOUTH STANDARD NO. 1	60560	6757	UTAH	10S	2W	27
SOUTH STANDARD NO. 10	60561	6757	UTAH	10S	2W	22,27
SOUTH STANDARD NO. 11	60562	6757	UTAH	10S	2W	27
SOUTH STANDARD NO. 3	21790	6757	UTAH	10S	2W	27
SOUTH STANDARD NO. 5	60542	6757	UTAH	10S	2W	27
SOUTH STANDARD NO. 7	60548	6757	UTAH	10S	2W	22,27
SOUTH STANDARD NO. 8	60549	6757	UTAH	10S	2W	22,27
SOUTH STANDARD NO. 9	65436	6757	UTAH	10S	2W	22,27
SPARROW	40404	4759	UTAH	10S	2W	17
SUNBEAM NO. 1	63143	5740	UTAH	10S	2W	20
SUNBEAM NO. 2	63144	5740	UTAH	10S	2W	20

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-14

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NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
SUNBEAM NO. 3	63145	5740	UTAH	10S	2W	21
SUNBEAM NO. 4	63146	5740	UTAH	10S	2W	16,21
SUNDOWN	65463	6563	UTAH	10S	2W	22
SUNNY SIDE FRACTION	60619		UTAH	10S	2W	15,22
SUNNY SIDE NO. 2	60621	6560	UTAH	10S	2W	15,22
SUNNY SIDE NO. 3	60622	6560	UTAH	10S	2W	15,22
SUNNY SIDE NO. 5	60611	6563	UTAH	10S	2W	22
SUNNY SIDE NO. 6	60612	6563	UTAH	10S	2W	22
SUNNY SIDE NO. 7	60613	6563	UTAH	10S	2W	22
SUNNY SIDE NO. 8	60614	6563	UTAH	10S	2W	22
SUNRISE (Card-657)	65466	6052	JUAB	11S	2W	5
SURPRISE	4374	6466	UTAH	10S	2W	9,16
SURPRISE FRACTION	21746	7171	UTAH	10S	2W	9
SURPRISE NO. 2	60658	6466	UTAH	10S	2W	9
THE LAMB NO. 1	60415	6803	UTAH	10S	2W	14,23
THE LAMB NO. 2	60443	6801	UTAH	10S	2W	14
THE LAMB NO. 9	60416	6803	UTAH	10S	2W	23
TINTIC STANDARD #10	21802	6612	UTAH	10S	2W	10,15
TINTIC STANDARD #31	60607	6612	UTAH	10S	2W	10,15
TINTIC STANDARD #32	60608	6612	UTAH	10S	2W	10,15
TINTIC STANDARD #33	60609	6612	UTAH	10S	2W	10,15
TINTIC STANDARD #34	21801	6612	UTAH	10S	2W	10,15

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-15

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NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
TINTIC STANDARD #35	60604	6612	UTAH	10S	2W	10,11,15
TIP TOP NO. 2	60716	5974	UTAH	10S	2W	9
UNCLE ANDREAS	64975	5734	UTAH	10S	2W	16
UNCLE ANDREAS NO. 2	66462	5795	UTAH	10S	2W	16
UNION B.	21851	5559	UTAH	10S	2W	15,16
UNION NO. 2	60708	6204	UTAH	10S	2W	16
VEGA LODE	21853	5480	UTAH	10S	2W	16
VENIUS (SA00-004)	60717	5974	UTAH	10S	2W	9
VICTORY NO. 1 FRACTION	21852	5550	UTAH	10S	2W	16
WANDERER NUMBER 9 AMENDED LODE	21778	6787	UTAH	10S	2W	15
WATER GULCH	60719	5736	UTAH	10S	2W	8,9,16,17
WEBER	40432	6438	UTAH	10S	2W	9,16
WEDGE	21747	7156	UTAH	10S	2W	16
WHITE ROSE NO. 10 AMENDED	62676	6766	UTAH	10S	2W	27,28
WHITE STALLION NO. 2	21796	4654	UTAH	10S	2W	16
WHITE WING NO. 2	60624	6527	UTAH	10S	2W	16
WHITE WING NO. 6	60651	6466	UTAH	10S	2W	10,15
WHITE WING NO. 7	60652	6466	UTAH	10S	2W	10
WHITE WING NO. 8	60653	6466	UTAH	10S	2W	10,15

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-16

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NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
WHITE WING NO. 9	60654	6466	UTAH	10S	2W	10,15
WONDERER #1	60646	6466	UTAH	10S	2W	15
WONDERER #2	60647	6466	UTAH	10S	2W	15
WONDERER #3	60648	6466	UTAH	10S	2W	15
WONDERER #4	60649	6466	UTAH	10S	2W	15
WONDERER NO. 7	60650	6466	UTAH	10S	2W	15,22
WONDERER NO. 8	21821	6466	UTAH	10S	2W	15
ZENITH #11	60572	6752	UTAH	10S	2W	22
ZENITH #13	60573	6752	UTAH	10S	2W	22
ZENITH #15	60574	6752	UTAH	10S	2W	22,27
ZENITH #16	60575	6752	UTAH	10S	2W	22
ZENITH #17	60576	6752	UTAH	10S	2W	22,27
ZENITH #18	60577	6752	UTAH	10S	2W	22,27
ZENITH #2	60567	6752	UTAH	10S	2W	22
ZENITH #7	60568	6752	UTAH	10S	2W	14,22
ZENITH #9	60569	6752	UTAH	10S	2W	14,22
ZENITH FRACTION	60615	6563	UTAH	10S	2W	22
ZENITH NO. 3	60570	6752	UTAH	10S	2W	14,22
ZENITH NO. 5	60571	6752	UTAH	10S	2W	14,22
ZUMA FRACTION #1	21847	5774	UTAH	10S	2W	21,28
ZUMA FRACTION #1	62839	5774	UTAH	10S	2W	28,29
ZUMA NO. 1	21849	5735	UTAH	10S	2W	21,28,29

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-17

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
ZUMA NO. 2	60720	5735	UTAH	10S	2W	21
ZUMA NO. 3	60721	5735	UTAH	10S	2W	20,21,28,29
ZUMA NO. 4	63060	5735	UTAH	10S	2W	21

Tax Account	Tax Legal Description
61 128 0001	SE 1/4 OF NE 1/4 OF SEC. 15 ,T10S, R2W, SLB&M. AREA 40.679 AC. ALSO LOT 15, 16, 17, IN SEC. 15, T10S, R2W, SLB&M. AREA 111.449 AC. TOTAL AREA 152.128 AC.

NAME	STATE OF UTAH TAX PROPERTY NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
ACORN AMENDED	62661	6847	UTAH, JUAB	10S	2W	33
ALFALFA	19300	5685	UTAH	10S	2W	20
ALMA (Card-657)	63074	6052	JUAB	10S	2W	32
AMERICA (Card-657)	63076	6052	JUAB	10S	2W	32
AMERICAN	19298	5698	UTAH	10S	2W	20
ANDY AMENDED	19284	6433	UTAH	10S	2W	16
ANGLE	19291	5854	UTAH	10S	2W	20
ARROW	19295	5714	UTAH	10S	2W	20
ATAIR	19283	6439	UTAH	10S	2W	21
AURORIA	19316	4282	UTAH	10S	2W	16

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-18

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NAME	STATE OF UTAH TAX PROPERTY NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
BIG EASTERN MINE	19336	3149	UTAH	10S	2W	20
BIG SPRING	19281	6462	UTAH	10S	2W	28,33
BILL SHULER	19342	219	UTAH	10S	2W	20,29
BLUE RIBBON AMENDED	62662	6847	UTAH	10S	2W	28
BLUE RIBBON AMENDED #1	62663	6847	UTAH	10S	2W	28
BLUE RIBBON NO. 2 AMENDED	19260	6847	UTAH	10S	2W	28
BLUE RIBBON NO. 3 AMENDED	62657	6847	UTAH	10S	2W	28
BURGLAR EXTENSION (Card-657)	76395	6052	JUAB	10S	2W	32
BURGLER (Card-113)	63111	4141	JUAB	11S	2W	5
BUTTE	19314	4420	UTAH	10S	2W	20
BUZZARD	62658	6847	UTAH	10S	2W	28,29
CARL (Card-731)	63115	6847	JUAB	10S	2W	29,32
CAROLINE	19329	37	UTAH	10S	2W	16
CASTLE	62729	5714	UTAH	10S	2W	20
CEDAR NO. 2	62697	6574	UTAH	10S	2W	28
CEDAR NO. 3	62698	6574	UTAH	10S	2W	28
CEDAR NO. 6	19255	7140	UTAH	10S	2W	27,28
CLIMAX	62706	6439	UTAH	10S	2W	21
CLINTON	62730	5714	UTAH	10S	2W	20
CLIPPER	62731	5714	UTAH	10S	2W	20

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-19

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NAME	STATE OF UTAH TAX PROPERTY NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
COLORADO	19321	4120	UTAH	10S	2W	20,29
COMET AMENDED	62707	6433	UTAH	10S	2W	16
EAGEL	62666	6767	UTAH	10S	2W	21,22
EAST BOY MINE	19337	3148	UTAH	10S	2W	20
EAST FRACTION	19293	5740	UTAH	10S	2W	16
EAST POINT #1	19287	6091	UTAH	10S	2W	21
EAST POINT #2	62710	6091	UTAH	10S	2W	21
EAST POINT #3	19286	6091	UTAH	10S	2W	21
EAST POINT #4	62708	6091	UTAH	10S	2W	21
ED STOKES	19343	218	UTAH	10S	2W	19,20,29
ELEANOR #2	19273	6595	UTAH	10S	2W	21,28
EMMA	19299	5687	UTAH	10S	2W	20
EVELYNE (Card-657)	65571	6052	JUAB	10S	2W	32
FINLEY	19296	5709	UTAH	10S	2W	20
FLAGSTAFF	19333	324	UTAH	10S	2W	19,20
FLOWER (Card-657)	19344	6052	UTAH, JUAB	10S	2W	32,33
FRACTION (Card-657)	65584	6052	JUAB	10S	2W	32
FRACTION HEDWIG	62735	4668	UTAH	10S	2W	16
FRACTION OF GRUTLI NUMBER 3	19308	4984	UTAH	10S	2W	16
GILES (Card-731)	63139	6847	JUAB	10S	2W	32
GOLD BOND NO. 17	61056	6574	UTAH, JUAB	10S	2W	33

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-20

www.osiskodev.com

NAME	STATE OF UTAH TAX PROPERTY NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
GOLD BOND NO. 18	19275	6574	UTAH, JUAB	10S	2W	33
GOLD BOND NO. 19	62693	6574	UTAH	10S	2W	28,33
GOLD BOND NO. 20	61057	6574	UTAH	10S	2W	27,28
GOLD BOND NO. 21	62694	6574	UTAH	10S	2W	28,33
GOLD BOND NO. 22	19270	6739	UTAH	10S	2W	28,33
GOLD HILLFRACTION	19311	4668	UTAH	10S	2W	16,21
GOLDEN CHARIOT MINE NO. 1	19307	5466	UTAH	10S	2W	20
GOLDEN CHARIOT NO. 2	62732	5466	UTAH	10S	2W	20
GOLDEN CHARIOT NO. 3	62733	5466	UTAH	10S	2W	20
GOLDEN CHARIOT NO. 4 LODE	19306	5533	UTAH	10S	2W	20,21
GOLDEN FISSURE	62711	6091	UTAH	10S	2W	21
GOSHEN NO. 4	19297	5708	UTAH	10S	2W	20
GRACE	19272	6606	UTAH	10S	2W	28
GREAT CARBONATE QUEEN A	19285	6204	UTAH	10S	2W	15,16,21,22
GREAT EASTERN #1	19292	5740	UTAH	10S	2W	17
GREAT EASTERN #2	65617	5740	UTAH	10S	2W	16,17
GREAT EASTERN #3	62717	5740	UTAH	10S	2W	16,17,20,21
GREAT EASTERN #5	19294	5740	UTAH	10S	2W	16,21
GREAT EASTERN #6	62725	5740	UTAH	10S	2W	17,20,21

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-21

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NAME	STATE OF UTAH TAX PROPERTY NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
GREAT EASTERN #7	62726	5740	UTAH	10S	2W	20
GREAT EASTERN #8	62727	5740	UTAH	10S	2W	16
GREAT IRISH CHANCE	62728	5740	UTAH	10S	2W	20
GREYHOUND NO. 5	19280	6465	UTAH	10S	2W	15,21,22
GRUTLI NO. 3	62734	4984	UTAH	10S	2W	16
HAWK	40402	4759	UTAH	10S	2W	17,20
HEDWIG	62736	4668	UTAH	10S	2W	16,21
HIGHLAND MARY	19327	38	UTAH	10S	2W	16
HORSESHOE	62712	6091	UTAH	10S	2W	21
HORSESHOE A	62713	6091	UTAH	10S	2W	21
HORSESHOE NO. 1	62714	6091	UTAH	10S	2W	21
HOUSE (Card-731)	62659	6847	UTAH, JUAB	10S	2W	28,29
IDAHO FRACTION	19265	6767	UTAH	10S	2W	22
INDEPENDENCE	19332	325	UTAH	10S	2W	20
IRON KING AMENDED	19262	6808	UTAH	10S	2W	21
IRON KING NO. 1 AMENDED	19263	6807	UTAH	10S	2W	21
JUNE BUG	19312	4440	UTAH	10S	2W	20
JUSTICE	19339	314	UTAH	10S	2W	20
KARREN NO. 4	65664	6563	UTAH	10S	2W	22,27
KIDNAPPING	62720	5740	UTAH	10S	2W	16,21
KLENZO	62685	6595	UTAH	10S	2W	21,28

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-22

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NAME	STATE OF UTAH TAX PROPERTY NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
KLENZO NO. 2	62686	6595	UTAH	10S	2W	21,28
LAST CHANCE	19320	4140	UTAH	10S	2W	20
LEDGE (Card-731)	62660	6847	UTAH, JUAB	10S	2W	28,29,32,33
LEONA	19290	5983	UTAH	10S	2W	20
LILLEY OF THE WEST	62738	4282	UTAH	10S	2W	16
LILLY FRACTION	19257	6933	UTAH	10S	2W	16
LILY SILVER	19258	6931	UTAH	10S	2W	16
LITTLE SILVER KING	19323	4104	UTAH	10S	2W	16
LOVE WANDERER	19315	4323	UTAH	10S	2W	16
MACK	19304	5584	UTAH	10S	2W	20
MAHOGANY	19325	3970	UTAH	10S	2W	19,20
MIDDLE MAN	19345	220	UTAH	10S	2W	19,20
MONTANA	19319	4143	UTAH	10S	2W	20
MONTANA	62669	6767	UTAH	10S	2W	21,22
MONTANA NO. 2	62670	6767	UTAH	10S	2W	21,22
MORNING STAR	62741	4120	UTAH	10S	2W	20,29
MOUNTAIN VIEW	19331	3326	UTAH	10S	2W	17,19,20
NARROW GAUGE	19334	323	UTAH	10S	2W	19,20
NELLIE	19303	5585	UTAH	10S	2W	20
NEVADA	62671	6767	UTAH	10S	2W	22
NEVADA NO. 1	62672	6767	UTAH	10S	2W	22
NEVADA NO. 2	19264	6767	UTAH	10S	2W	21,22

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-23

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NAME	STATE OF UTAH TAX PROPERTY NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
NEVADA NO3	62681	6766	UTAH	10S	2W	21,22
NEVADA NO6	62682	6766	UTAH	10S	2W	21,22
NEVADA TUNNEL EXTENSION	19259	6847	UTAH	10S	2W	28,29
NEVADA TUNNEL EXT. NO. 2	62684	6606	UTAH	10S	2W	28,29
NEVADA TUNNEL NO. 2 AMENDED (Card-731)	19261	6847	UTAH, JUAB	10S	2W	29
NEVADA TUNNEL NO. 3	62664	6847	UTAH	10S	2W	32,33
NEVADA TUNNEL NO 4 (Card-657)	65306	6052	JUAB	10S	2W	32
NEVADA TUNNEL NO 5 (Card-657)	65307	6052	JUAB	10S	2W	32
OLD ROSE AMENDED	62654	6847	UTAH, JUAB	10S	2W	33
OLD ROSE NO. 1 AMENDED	62655	6847	UTAH	10S	2W	28,33
OLIVER (CYRUS) LODE	19330	3327	UTAH	10S	2W	19,20
PAUL	62695	6574	UTAH	10S	2W	28
PAUL NO. 1	19274	6574	UTAH	10S	2W	28
PAUL NO. 2	62689	6574	UTAH	10S	2W	28,33
PAUL NO. 3	62690	6574	UTAH	10S	2W	28
PAUL NO. 4	62691	6574	UTAH	10S	2W	28,33
PAUL NO. 5	62692	6574	UTAH	10S	2W	28
PHEBE S.	19328	3700	UTAH	10S	2W	20,29

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-24

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NAME	STATE OF UTAH TAX PROPERTY NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
PROTECTION	19338	3147	UTAH	10S	2W	20
RALPH	19324	4100	UTAH	10S	2W	16
RED BIRD	19313	4422	UTAH	10S	2W	20
REXALL	62687	6595	UTAH	10S	2W	28
REXALL NO. 2	62688	6595	UTAH	10S	2W	28
RHOMBUS	19253	7157	UTAH	10S	2W	21
SAGE BRUSH (Card-657)	62716	6052	UTAH, JUAB	10S	2W	32,33
SAGE BRUSH (Card-657)	65409	6052	UTAH, JUAB	10S	2W	32,33
SALLY	19254	7141	UTAH	10S	2W	27,28
SAMPSON	62739	4282	UTAH	10S	2W	16
SARAH	19326	39	UTAH	10S	2W	16
SEPTEMBER	62721	5740	UTAH	10S	2W	17,20
SEPTEMBER FRACTION	19305	5883	UTAH	10S	2W	20
SHAFT (Card-657)	65416	6052	JUAB	10S	2W	32,33
SHAWNEE	62665	6808	UTAH	10S	2W	21
SIDE EXTENSION OF SILVER KING	19322	4105	UTAH	10S	2W	16
SIDE EXTENSION OF SUNRISE AMENDED	62667	6767	UTAH	10S	2W	21,22
SILVER ROCK #1	19279	6559	UTAH	10S	2W	27,28
SILVER ROCK #2	62699	6559	UTAH	10S	2W	27,28
SILVER ROCK #3	62700	6559	UTAH	10S	2W	27,28

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-25

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NAME	STATE OF UTAH TAX PROPERTY NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
SIOUX	19341	221	UTAH	10S	2W	20,29
SLIM (Card-731)	63140	6847	JUAB	10S	2W	32
SNOW BIRD	4392	5740	UTAH	10S	2W	16,21
SPY MINE NO. 4	62740	4140	UTAH	10S	2W	20
SPY NO. 2	19318	4149	UTAH	10S	2W	20
SPY NO. 3	19317	4166	UTAH	10S	2W	20
SUCCESS	19340	260	UTAH	10S	2W	20
SUMMIT (Card-731)	62656	6847	UTAH, JUAB	10S	2W	29,32,33
SUNBEAM #1	62723	5740	UTAH	10S	2W	20,21
SUNBEAM #2	62724	5740	UTAH	10S	2W	21
SUNBEAM #3	62718	5740	UTAH	10S	2W	21
SUNBEAM #4	62719	5740	UTAH	10S	2W	21
SUNDOWN NO. 2	63138	6563	UTAH	10S	2W	22
SUNNY SIDE FRACTION	60619	6560	UTAH	10S	2W	15,22
SUNRISE (Card-657)	65466	6052	JUAB	10S	2W	32
SUNRISE FRACTION	62668	6767	UTAH	10S	2W	21,22
VERMONT	19301	5588	UTAH	10S	2W	20,29
VERN NO. 1	19282	6456	UTAH	10S	2W	21,28
VERN NO. 3	62702	6456	UTAH	10S	2W	28
VERN NO. 4	62703	6456	UTAH	10S	2W	28
VERN NO. 5	62704	6456	UTAH	10S	2W	28
VERN NO. 6	62705	6456	UTAH	10S	2W	28

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-26

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NAME	STATE OF UTAH TAX PROPERTY NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
WELLER FRACTION	62737	4668	UTAH	10S	2W	16
WITHE ROSE	62683	6766	UTAH	10S	2W	21,22
WITHE ROSE #1	62677	6766	UTAH	10S	2W	21,22
WITHE ROSE #2	62678	6766	UTAH	10S	2W	22,27
WITHE ROSE #3	62679	6766	UTAH	10S	2W	21,22,27,28
WITHE ROSE FRACTION	19267	6766	UTAH	10S	2W	21,22
WYMA	19302	5586	UTAH	10S	2W	20

NAME	STATE OF UTAH TAX PROPERTY NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
CALDWELL	40428	6438	UTAH,	10S	2W	9
CLARK	40429	6438	UTAH	10S	2W	9,16
DESERT NO. 4	64027	6448	UTAH	10S	2W	9
DESERT NO. 8	64018	6448	UTAH	10S	2W	16
DEWEY	40430	6438	UTAH	10S	2W	9
GREAT EASTERN NO. 4	65618	5740	UTAH	10S	2W	16, 21
MILLER	40431	6438	UTAH	10S	2W	9
NATRONA	40427	6438	UTAH	10S	2W	9,16

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-27

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NAME	STATE OF UTAH TAX PROPERTY NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
WEBER	40432	6438	UTAH	10S	2W	9,16

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-28

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Owns all right, title, and interest (100%) in the mineral estate in the following:

Tax Account	Tax Legal Description
XE--

THE MINERAL RIGHTS ONLY BENEATH THE SURFACE OF EUREKA TOWNSITE, AS MORE PARTICULARLY DESCRIBED BY THE DEED OF CONVEYANCE FROM EUREKA CITY MINING COMPANY TO CHIEF CONSOLIDATED MINING COMPANY DATED MAY 15, 1916, AND RECORDED AT THE OFFICE OF THE JUAB COUNTY RECORDER ON MAY 25, 1916, AS ENTRY NO.  21207, IN BOOK 78 AT PAGE 219, TOGETHER WITH ALL OTHER INTERESTS CONVEYED BY SAID DEED

XE00-4635

BEGINNING AT THE NW CORNER OF LOT 44, BLK 1, PLAT "A" OF THE EUREKA CITY SURVEY, THENCE N 52˚52' E 11.32 FT, THENCE S 29˚23' E 132.27 FT, THENCE S 42˚48' W 16.21 FT, THENCE N 62˚21' W 8.64 FT, THENCE N 29˚23' W 108.42 FT, THENCE N 5˚26' W 21.72 FT TO BEGINNING. CONT 0.06 ACRES

XE00-4723

BEGINNING AT THE NW CORNER OF LOT 18, BLK 3, PLAT "A", EUREKA CITY SURVEY, THENCE N 58˚39' E 26.85 FT, THENCE S 30˚ E 37 FT, THENCE S 58˚39' W 30.17 FT M/L TO W'LY LINE OF SAID LOT, THENCE N 24˚52' W 37 FT TO BEGINNING. CONT 0.02A

XE00-4758	ALL OF LOT 22, BLK 4, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.01 ACRES
XE00-4771	ALL OF LOT 1, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.01 ACRES
XE00-4790	ALL OF LOT 20, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.14 ACRES
XE00-4791	ALL OF LOT 21, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.07 ACRES
XE00-4793	ALL OF LOT 25, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.03 ACRES
XE00-4794	ALL OF LOT 26, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.08 ACRES
XE00-4795	ALL OF LOT 27, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.05 ACRES
XE00-4796	ALL OF LOT 28, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.07 ACRES

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg.28-29

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Tax Account	Tax Legal Description
XE00-4799	ALL OF LOTS 31, 32 & 35, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.08 ACRE
XE00-4801	ALL OF LOT 34, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.10 ACRE
XE00-4802	ALL OF LOT 36, BLK 5, PLAT "A" OF THE EUREKA CITYSURVEY. CONT 0.12 ACRE
XE00-4803	ALL OF LOTS 37, 38 & 50, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.27 ACRE
XE00-4804

BEGINNING AT THE NE CORNER OF LOT 39, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY, THENCE S 46˚2' E 110.46 FT TO CORNER OF LOT 39, THENCE S 41˚31' W 3.7 FT TO CORNER OF LOT 39, THENCE S 44˚28' E 57.09 FT TO A PT, THENCE S 44˚35' W 32 FT TO A PT ON SW BOUNDARY LINE OF LOT 39,THENCE N 49˚24' W 121.29 FT TO CORNER OF LOT 39, THENCE N 47˚15' W 22.28 FT TO NW CORNER OF LOT 39, THENCE N 39˚7' E 45.47 FT TO BEGINNING. 0.15 AC

XE00-4805

BEGINNING AT THE NW CORNER OF LOT 40, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY, THENCE N 39˚7' E 34.25 FT, THENCE S 51˚15' E 111.67 FT, M/L, TO A PT ON THE S BOUNDARY OF SAID LOT, THENCE S 41˚31' W 44.3 FT TO THE SW CORNER OF SAID LOT, THENCE N 46˚02' W 110.46 FT TO BEGINNING. CONT 0.10 ACRE

XE00-4806

BEGINNING AT THE NE'LY CORNER OF LOT 40, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY, THENCE RUNNING S 51˚15' E 112.26 FT, THENCE S 41˚31' W 14 FT, THENCE N 51˚15' W 111.67 FT, M/L, TO PT ON N'LY END LINE OF SAID LOT, THENCE N 39˚07' E 14 FT, M/L, TO PT OF BEGINNING. CONT .04 ACRES

XE00-4807

BEGINNING AT THE NE CORNER OF LOT 41, BLK 5, PLAT "A" EUREKA CITY SURVEY, THENCE S 46˚43' E 41.17 FT, THENCE S 39˚20' W 11.35 FT, THENCE S 47˚8' E 86.87 FT, THENCE S 40˚10 W 41.61 FT, THENCE N 46˚50' W 137.4 FT, THENCE N 50˚17' E 53.11 FT TO BEGINNING. CONT .14 ACRE

XE00-4808

BEGINNING 53.11 FT S 50˚17' W OF NE CORNER OF LOT 41, BLK 5, PLAT "A", EUREKA CITY SURVEY, THENCE S 46˚50' E 137.4 FT, M/L TO S BOUNDARY LINE OF SAID LOT, THENCE FOLLOWING S BOUNDARY LINE TO THE SW CORNER OF SAID LOT, THENCE N 51˚15' W 146.49 FT, THENCE N 50˚17' E 53.11 FT TO BEGINNING. CONT .15 ACRES

XE00-4809	ALL OF LOT 42, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT .15 ACRES

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-30

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Tax Account	Tax Legal Description
XE00-4811	ALL OF LOT 45, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT .20 ACRES
XE00-4812	ALL OF LOTS 46, 48 AND 49, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT .42 ACRES
XE00-4815

ALL OF LOT 54, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY & THAT PART OF LOTS 6, 19, 52, & 53, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY DESCRIBED AS FOLLOWS: BEGINNING AT THE NW CORNER OF SAID LOT 19, THENCE ABOUT N 54˚34' E 165 FT, M/L, TO PT ON THE E LINE BOUNDARY OF LOT 52, THENCE ABOUT S 30˚W 107 FT, M/L, ON W LINE OF LOT 52, THENCE S 48˚50' E 135 FT TO PT ON THE N BOUNDARY LINE OF LOT 38, THENCE S 39˚07' W 23 FT, M/L, TO SW CORNER OF LOT 54, THENCE N 53˚26' W 28.86 FT TO CORNER OF LOT 54, THENCE S 42˚38' W 13.55 FT TO CORNER OF LOT 54,THENCE N 54˚34' W 159.78 FT TO BEGINNING. 0.23 AC

XE00-4817

BEGINNING AT THE E'RLY CORNER OF LOT 45, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY, THENCE S 16˚45' W 90.81 FT, THENCE S 22˚50' W 97.95 FT TO THE S BOUNDARY LINE OF THE EUREKA CITY SURVEY, THENCE N 89˚38' E ALONG SAID BOUNDARY 250 FT, THENCE N 47˚38' W 240 FT, M/L, TO BEGINNING HANIFIN TRACT CONT 0.49 ACS

XE00-4818

BEGINNING AT THE SW CORNER OF LOT 17, BLK 6, PLAT "A", EUREKA CITY SURVEY, THENCE N 50' W 249.20 FT, THENCE N 18˚41' E 21.10 FT, THENCE S 29˚9' W 49.03 FT, THENCE S 49˚26' W 120.07 FT, THENCE S 49˚32' W 124.80 FT, THENCE S 47˚38' E 85 FT M/L TO S BOUNDARY LINE OF EUREKA CITY SURVEY, THENCE N 89˚38' E ALONG THE S BOUNDARY LINE 150 FT, M/L, TO BEGINNING. HANIFIN TRACT CONT 0.68 ACS

XE00-4836	ALL OF LOT 9, BLK 6, PLAT A, EUREKA CITY SURVEY. CONT 0.77 ACRES

XE00-4837

BEGINNING AT THE SE CORNER OF LOT 10, BLK 6, PLAT "A" OF THE EUREKA CITY SURVEY, THENCE S 29˚09' W 49.03 FT, THENCE S 49˚26' W 120.07 FT, THENCE N 46˚45' W 173 FT M/L TO THE NW CORNER OF OLD BARN YARD, THENCE N 55˚47' E 85 FT, M/L, TO THE SW CORNER OF LOT 11 OF SAID BLK, THENCE N 57˚34' E 117.86 FT, THENCE S 36˚12' E 15.85 FT, THENCE S 34˚47' E 110.81 FT TO BEGINNING. CONT 0.65 ACRES

XE00-4844-1

BEGINNING AT THE NW CORNER OF LOT 14, BLK 6, PLAT "A", EUREKA CITY SURVEY, THENCE N 57˚01' E 60.11 FT, THENCE S 26˚40' E 54 FT, M/L TO A PT ON THE S'RLY BOUNDARY OF SAID LOT 14, WHICH IS 52.38 FT FROM THE SW CORNER OF SAID LOT 14, THENCE S 57˚37' W 52.38 FT TO THE SW CORNER OF SAID LOT 14, THENCE N 34˚47' W 52.88 FT, M/L, TO BEGINNING. CONT 0.07 ACRES

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-31

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XE00-4845

BEGINNING AT THE NW CORNER OF LOT 15, BLK 6, PLAT "A", EUREKA CITY SURVEY, THENCE N 57˚37' E 106 FT, M/L, TO POINT ON THE N BOUNDARY 20 FT DIST NW'RLY FROM THE CENTER LINE OFTHE MAIN SPUR TRACK OF THE D&RG R/R, THENCE PARALLEL AND 20 FT DISTANT FROM SAID CENTER LINE ON AN 8˚ CURVE SW'RLY ABOUT 56 FT, THENCE S 31˚08' W ABOUT 58 FT TO W BOUNDARY OF SAID LOT, THENCE N 34˚47' W 50 FT, M/L, TO BEGINNING. CONT 0.06 ACS

XE00-4846

BEGINNING AT A PT ON THE S BOUNDAY LINE OF LOT 16, BLK 6, PLAT "A" OF THE EUREKA CITY SURVEY, WHICH PT BEARS S 89˚16' W 25.5 FT FROM THE SW CORNER OF SAID LOT, THENCE N 31˚08' E TO A PT ON THE N BOUNDARY LINE OF SAID LOT, THENCE N 57˚44' E TO THE NE CORNER OF SAID LOT, THENCE S 26˚40' E 109.81 FT TO THE SE CORNER OF SAID LOT, THENCE S 89˚16' W 150.62 FT, M/L, TO BEGINNING. CONT 0.20 ACRES

XE00-4852	ALL OF THE E 1/2 OF LOT 4, BLK 7, PLAT A, EUREKA CITY SURVEY. CONTAINS 0.24 ACRES.
XE00-4856-1

LOTS 6 & 22, BLK 7, PLAT A, EUREKA TOWNSITE SURVEY. ALSO BEGINNING 174.52 FT N OF SW CORNER OF LOT 30, BLK 7, PLAT A, EUREKA TOWNSITE SURVEY, RUNNING THENCE N 30˚32' ALONG ITS WESTERN BOUNDARY 128.67 FT TO NW CORNER OF SAID LOT 30, THENCE N 61˚05' E 228.40 FT, THENCE S 28˚52' E 269.88 FT TO A POINT N 28˚51'29" W 21.94 FT FROM THE SE CORNER OF SAID LOT 30, THENCE S 51˚39'12" E 30.92 FT, THENCE N 30˚32' W 156.09 FT, THENCE N 58˚07' W 190 FT TO BEGINNING. EXCEPT R-O-W OF D.&R.G.R.R. CO. SPUR LESS DEED TO RONALD G BRAY - SURFACE AREA 150 FT SQ LEAVING A BALANCE OF 1.78 AC.

XE00-4858	ALL OF LOT 7, BLK 7, PLAT A, EUREKA CITY SURVEY. CONTAINS 0.39 ACRES. EXCEPT PORTION DEEDED TO "AITKEN" IN B 331, P 761, LEAVING A BALANCE OF 0.02 AC. M/L
XE00-4871	BEGINNING AT THE SW CORNER OF LOT 15, BLK 7, PLAT A, EUREKA CITY SURVEY, THENCE N 57˚27' E 135 FT, THENCE S 35˚01' E 2.97 FT, THENCE S 61˚05' W 135.89 FT TO BEGINNING. CONTAINS 0.01 ACRES.
XE00-4875

BEGINNING AT THE NW CORNER OF LOT 18, BLK 7, PLAT A, EUREKA CITY SURVEY, THENCE N 74˚47' E 132.37 FT, THENCE S 16˚44' E 20 FT M/L TO PT ON E BOUNDARY OF SAID LOT 25 FT DIST NW'LY FROM CENTER LINE OF MAIN SPUR TRACK OF D.& R.G.RR., THENCE PARALLEL TO SAID CENTER LINE S 59˚20' W 130 FT M/L TO W BOUNDARY OF SAID LOT, THENCE N 22˚52' W 55 FT M/L TO BEGINNING. CONT 0.11 AC

XE00-4876

PART OF LOT 19, BLK 7, PLAT A, EUREKA CITY SURVEY, DESCRIBED AS BEGINNING AT A PT ON E BOUNDARY AND 20 FT S 20˚31' E FROM NE CORNER OF LOT 18, BLK 7, PLAT A, EUREKA CITY SURVEY, THENCE S 20˚31' E ABOUT 20 FT TO A PT 25 FT DIST NW'LY FROM CENTER LINE OF MAIN SPUR TRACK OF THE D.&R.G.RR., S 59˚20' W ABOUT 2 FT THENCE N 16˚44' W ABOUT 20 FT TO BEGINNING. 0.01AC

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-32

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XE00-4878

BEGINNING AT THE SW CORNER OF LOT 20, BLK 7, PLAT A, EUREKA CITY SURVEY, THENCE N 61˚05' E 128.5 FT TO SE CORNER OF SAID LOT, N 20˚31' W 12 FT S 59˚20' W 128.5 FT TO A PT ON W LINE OF SAID LOT, S 22˚52' W TO BEGINNING. CONTAINS 0.02 AC

XE00-4880	ALL OF LOT 23, BLK 7, PLAT A, EUREKA CITY SURVEY. CONTAINS 0.17 ACRES.
XE00-4886

BEGINNING AT THE SE CORNER OF LOT 28, BLK 7, PLAT A, EUREKA CITY SURVEY, THENCE N 35˚01'W ABOUT 72 FT TO PT ON THE E BOUNDARY OF SAID LOT 25 FT DISTANT SE'LY FROM CENTER LINE OF MAIN SPUR TRACK OF D.&R.G. RR, THENCE PARALLEL TO SAID CENTER LINE SW'LY, ON A 14˚CURVE ABOUT166 FT TO S BOUNDARY OF LOT, THENCE N 58˚47' E 152 FT M/L TO SE COR, THE PLACE OF BEGINNING. 0.15AC

XE00-4888

BEGINNING AT THE SE CORNER OF LOT 29, BLK 7, PLAT A, EUREKA CITY SURVEY, THENCE N 30˚32' W ABOUT 108 FT TO A PT ON THE E BOUNDARY OF SAID LOT 25 FT DIST SE'LY FROM CENTER LINE OF MAIN SPUR TRACK OF D.&R.G.RR., THENCE PARLLEL TO SAID CENTER LINE S 51˚10' W ABOUT 144 FT, THENCE ON A 14˚ CURVE TO THE LEFT ABOUT 42 FT TO THE W BOUNDARY OF LOT, THENCE S 35˚01' E ABOUT 72 FT TO SW COR, THENCE N 61˚19' E 178.54 FT TO BEGINNING. CONTAINS 0.37 ACRES.

XE00-4890-1	ALL OF LOT 32, BLK 7, PLAT A, EUREKA CITYSURVEY. EXCEPTING THAT PORTION DEEDED TO WILLIE & JENNIE M. LUJAN BY A DEED RECORDED SEPT 15,1971 & FOUND IN BOOK 230, PAGE 593. CONTAINS 0.32 ACRES.
XE00-4894-1	ALL OF LOT 34, BLOCK 7, PLAT "A" OF THE EUREKA CITY SURVEY EXCEPT PORTION DEEDED TO CAMMIE SORENSEN IN BOOK 378, PAGE 363. LEAVING A BALANCE OF 0.11 AC. MORE OR LESS.
XE00-4898

BEGINNING AT THE SE CORNER OF LOT 35, BLK 7, PLAT "A", EUREKA CITY SURVEY, THENCE N 32˚17' W ABOUT 92 FT TO PT ON E BOUNDARY OF SAID LOT, 25 FT DIST SE'LY FROM CENTER LINE OF MAIN SPUR TRACK OF D & R G RR SW'LY ON A 14˚ CURVE PAR'LL TO SAID CENTER LINE ABOUT 80 FT S 6˚25' W ABOUT 44 FT TO S BOUNDARY OF SAID LOT N 60˚35' E 84 FT M/L TO SE CORNER THE POB. 0.10 AC, LESS THAT PORTION OF PARCEL XE 4903-2122 DEEDED TO "WRIGHT" IN B 453, P 170. LEAVING A BALANCE OF 0.09 AC. M/L.

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XE00-4899-111

PART OF THE J C MCCHRYSTAL TRACTDESCRIBED AS COM AT THE SE CORNER OF LOT 32, BLK 7, PLAT "A" EUREKA CITY SURVEY THENCE S 700 FT THENCE S 89˚38' W 117.52 FT TO TRUE PT OF BEGINNING, THENCE N 13˚58' E 230.4 FT THENCE W 592 THENCE S 18' E 227 FT THENCE N 89˚38' E 535.2 FT TO BEGINNING. EXCEPT THOSE CERTAIN SURFACE RIGHTS CONVEYED AS DESCRIBED IN B 325 P 350 SERIAL NO. XE-5652-K & B 344 P 201 SERIAL NO. XE-5652-D & B 373 P 765 SERIAL NO. XE-5652-O & B 368 P 272 SERIAL NO. XE-5652-C & B 306 P 613 SERIAL NO. XE-5652-J & B 379 P 807 SERIAL NO. XE-4899-12 & B 386 P 225 SERIAL NO. XE-5652-N & WRIGHT SERIAL NO. XE-6119-O & CARLSON XE-4903-212 B 392 P 656 BALANCE 1.54 AC. ALSO LESS XE4899-112 B 438 P 86. ALSO LESS THAT PORTION OF XE4903-2112 DEEDED TO "WRIGHT" IN B 453 P 170, LEAVING A BALANCE OF 0.75 AC M/L.

XE00-4900

PART OF THE JACKSON C MCCHRYSTAL TRACT DESCRIBED AS COM AT SE CORNER OF LOT 32, BLK 7, PLAT "A ECS THENCE S 73˚50' W 119.57 FT THENCE N 22˚52' W 132.37 FT THENCE S 87˚29' W" 120.72 FT THENCE S 28˚52' E 278.94 FT THENCE N 58˚7' E 179.46 FT THENCE N 10' W 66.1 FT TO BEGINNING. CONT ABOUT 0.740 AC EXCEPT FOR PART DEEDED TO WILLIE & JENNIE LUJAN IN BOOK 230 PAGE 593 AND "AUSTIN IN BOOK 382 PAGE 591 AND "CUNNINGHAM" IN B 386 P 370 LEAVING A BALANCE OF 0.31 AC. M/L

XE00-4901

PART OF J C MC CHRYSTAL TRACT DESCRIBEDAS BEGINNING AT SW CORNER OF LOT 35, BLK 7, PLAT "A" EUREKA CITY SURVEY THENCE S 27˚34' E 265 FT M/L TO PT ON S BDY LINE OF TOWNSITE THENCE N 89˚38' E 47.85 FT TO PT ON S BDY LINE OF TOWNSITE THENCE N 18' W 248.43 FT TO PT 89˚52' W 149.75 FT M OR L TO PT ON S BDY LINE OF LOT 35 THENCE S 60˚35' W 22.84 FT TO BEGINNING. CONT. 0.64 AC EXCEPT SURFACE RIGHTS OF PARCELS AS DESCRIBED IN BOOK 344 PAGE 201 AND BOOK 373 PAGE 765. ALSO LESS THAT PORITON OF XE4903-2122 DEEDED TO "WRIGHT" IN B 453 P 170. LEAVING A BALANCE OF 0.25 AC. M/L.

XE00-4902

PART OF J C MC CHRYSTAL TRACT DESCRIBED AS BEGINNING AT SE CORNER OF LOT 32, BLK 7, PLAT "A" EUREKA CITY SURVEY THENCE S 10' E 699.72 FT TO PT ON S BDY LINE OF TOWNSHIP THENCE N 89˚38' E 22.39 FT TO PT THENCE N 2˚W 700 FT TO BEGINNING. CONT 0.18 ACRES EXCEPT SURFACE RIGHTS CONVEYED TO U.P.& L. CO. ON PORTION THEREOF AND "RILEY" IN BOOK 236 PAGE 357 AND "AUSTIN" IN BOOK 382 PAGE 591 LEAVING A BALANCE OF 0.09 AC.

XE00-4903-2121

PART OF J C MC CHRYSTAL TRACT DESCRIBED AS BEGINNING AT A PT 66.1 FT S 10' E FROM SE CORNER OF LOT 32 BLK 7 PLAT A EUREKA CITY SURVEY FROM SD PT OF BEGINNING S 58˚07' W 179.46 FT TO SE CORNER OF LOT 30 SD BLK, PLAT & SURVEY S 58˚07' W 220 FT TO SE CORNER OF LOT 33 SD BLK, PLAT & SURVEY S 59˚04' W 199.18 FT TO SE CORNER OF LOT 34 SD BLK PLAT & SURVEY THENCE S 60˚26' W 134.64 FT TO SW CORNER OF LOT 34 SD BLK PLAT & SURVEY THENCE N 32˚17' W 77.82 FT TO SE CORNER OF SD LOT 35 THENCE S 60˚35' W 153.34 FT N 89˚52' E 149.75 FT S 18˚ E 21.43 FT E 592 FT S 13˚58' W 230.4 FT N 89˚38' E 117.52 FT N 0˚10' W 633.9 FT TO BEGINNING. EXCEPT THE SURFACE RIGHTS TO THE FOLLOWING AS DESCRIBED IN BOOK 348 PAGE 254 SERIALNO.XE5652-E BOOK 232 PAGE 361 SERIAL NO. XE4903-1 BOOK 344 PAGE 201 SERIAL NO. XE5652-D BOOK 325 PAGE 350 SERIAL NO. XE5652-K BOOK 379 PAGE 807 SERIAL NO. XE4899-12 BOOK 382 PAGE 591 SERIAL NO. XE5388-2 BOOK 386 PAGE 370 SERIAL NO. XE4903-2 BOOK 392 PAGE 656 SERIAL NO. XE4903-212 BOOK 396 PAGE 96 SERIAL NO. XE5388-3 LEAVING A BALANCE OF 1.25 AC. LESS XE4899-112 B 438 P 860. ALSO LESS THAT PORTION OF XE4903-2122 DEEDED TO "WRIGHT" IN B 453 P 170, LEAVING ABALANCE OF 0.50 AC M/L.

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XE00-4909	ALL OF LOT 5, BLK 1, PLAT "B" OF THE EUREKA CITY SURVEY. CONT 0.06 ACRES
XE00-4916

BEGINNING 50 FT N 58˚25' W OF THE NE CORNER OF LOT 10, BLK 1, PLAT "B", EUREKA CITY SURVEY, THENCE S ABOUT 21-1/2˚ E TO A POINT ON THE S BOUNDARY LINE OF SAID LOT, THENCE N 61˚39' W 18.37 FT, THENCE N 28˚28' E TO BEGINNING. CONT 0.03 ACRES

XE00-4970	ALL OF LOT 21, BLK 3, PLAT B, EUREKA CITY SURVEY. CONTAINS 0.01 ACRES.
XE00-4990	ALL OF LOT 21, BLK 4, PLAT "B", EUREKA CITY SURVEY. CONTAINS 0.03 AC
XE00-4992	ALL OF LOT 23, BLK 4, PLAT "B", EUREKA CITY SURVEY. CONTAINS 0.03 AC
XE00-5059

BEGINNING AT THE NE CORNER OF LOT 8, BLK 5, PLAT "B", EUREKA CITY SURVEY, THENCE S 10˚48' E 23.01 FT, S 64˚14' W 65 FT M/L, THENCE N 17˚57' W 48 FT, M/L, TO N'LY BOUNDARY LINE, THENCE N 73˚36' E 65 FT TO BEGINNING. NOTE: BOUNDARY LINES DO NOT CONFORM TO OFFICIAL SURVEY BUT DESCRIPTION SAME AS IN DEED TO CHIEF. CONT 0.04 AC

XE00-5069	ALL OF LOT 12, BLK 5, PLAT 'B', EUREKA CITY SURVEY. CONTAINS 0.01 ACRES.
XE00-5072	ALL OF LOT 18, BLK 5, PLAT B, EUREKA CITY SURVEY. CONTAINS 0.01 ACRES.
XE00-5080	LOT 11, OF SUB OF LOT 19, BLK 5, PLAT "B", EUREKA CITY SURVEY. CONTAINS 0.11 ACRES.
XE00-5150	ALL OF LOT 13, BLK 6, PLAT "B", EUREKA CITYSURVEY. CONT 0.01 ACRES
XE00-5224

ALL OF LOT 16, BLK 8, PLAT "B", EUREKA CITY SURVEY & A PART OF LOT 21, BLK 8, PLAT "B", EUREKA CITY SURVEY DESCRIBED AS FOLLOWS: BEGINNING AT THE SE CORNER OF SAID LOT 16, THENCE N 20˚58' W 61.82 FT, THENCE S 73˚21' W 43 FT, THENCE S 20˚58' E 67 FT, M/L, TO S'LY LINE OF SAID LOT 21, THENCE N 66˚27' E 43 FT, M/L, TO BEGINNING. CONT 0.18 AC.

XE00-5227	ALL OF LOT 19, BLK 8, PLAT "B", EUREKA CITY SURVEY. CONT 0.045 AC.
XE00-5229

THAT PART OF LOTS 21 & 25, BLK 8, PLAT "B", EUREKA CITY SURVEY, DESCRIBED AS BEGINNING AT A PT N 66˚27' E 30.83 FT FROM SW CORNER SAID LOT 21, THENCE N 66˚27' E 30.83 FT, THENCE N 20˚58' W 67 FT, THENCE N 73˚21' E 11.1 FT, THENCE N 17˚33' W 53.89 FT, THENCE S 63˚22' W 50.19 FT S 23˚21' E ALONG CENTER OF DIVIDING WALL 116.51 FT TO BEGINNING. CONT 0.10 AC.

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XE00-5230

THAT PART OF LOTS 21 & 25, BLK 8, PLAT "B", EUREKA CITY SURVEY DESCRIBED AS BEGINNING AT THE SW CORNER OF SAID LOT 21, THENCE N 66˚27' E 30.83 FT N 23˚21' W ALONG CENTER DIVIDING WALL 116.51 FT TO N SAID OF LOT 25, THENCE S 62˚22' W 14.46 FT TO NW CORNER OF LOT 25, THENCE S 18˚ E 42.73 FT TO SW CORNER OF LOT 25, THENCE S 73˚21' W 12.69 FT TO NW CORNER OF LOT 21 S 5˚26' E 5.11 FT THENCE S 24˚41' E 69.99 FT TO BEGINNING. CONT 0.07AC.

XE00-5232	ALL OF LOT 24, BLK 8, PLAT "B", EUREKA CITY SURVEY. CONT .01 AC.
XE00-5373-111

ALL OF LOTS 13,19 & 22 BLK 3 PLAT CEUREKA CITY SURVEY. CONT 3.8 ACRES M/L EXCEPT PORTION DEEDED IN BOOK 365 PAGE 228 OF THE RECORDS OF JUAB COUNTY ALSO N EXCEPTING THAT PORTION DEEDED TO"WALL" IN BOOK 367 PAGE 918 ALSO EXCEPTING THAT PORITON DEEDED TO "JUDGES" IN BOOK 387 PAGE 187 CONT. 0.16 AC M/L. ALSO LES PORTION DEEDED TO "SMITHS" IN BOOK 400 PAGE 499 (XE-5386-2) LEAVING A BALANCE OF 1.34 AC. LESS PORTION DEEDED TO CUNNINGHAM IN BOOK 405 PAGE 445 (XE -5373-112) LEAVING A BALANCE OF 0.85 AC.

XE00-5374-2111

LOT 23 BLK 3 PLAT C ECS. SURFACE RIGHTSONLY EXCEPTING THAT PORTION DEEDED TO WILLIE & JENNIE M LUJAN BY A DEED RECORDED SEPT 15,1971 FOUND IN BOOK 230 PAGE 593. ALSO EXCEPTING PORTION DEEDEDTO "WALL" IN BOOK 367 PAGE 918 ALSO EXCEPTING PORTION DEEDED TO "JUDGES" IN BOOK 387 PAGE 187 CONT. 0.06 AC. M/L LEAVING A BALANCE OF 0.32 AC.

XE00-5375	ALL OF LOT 20 BLK 3 PLAT C EUREKA CITYSURVEY. CONT 1.07 ACRE
XE00-5378-1

PART OF LOT 24 BLK 3 PLT C ECS DESCRIBEDAS; BEGINNING AT SE CORNER OF LOT 22 SD BLK, PLAT & SURVEY THENCE S 15˚21' E 33 FT THENCE ABOUT N 78˚31' E 53.75 FT TO CENTER OF A WELL THENCE ABOUT 66˚30' E 88.75 FT TO CORNER OF SD LOT 24, NE CORNER OF S'RLY PORTION THEREOF THENCE N 68˚E 188.26 FT THENCE N 36˚14' W 166.56 FT THENCE S 69˚2' W TO NW CORNER OF SD LOT 24 THENCE S15˚21' E 125.77 FT TO BEGINNING. CONT 1.13 AC. LESS ANY PORTION DEEDED IN BOOK 365 PAGE 228 CONT. 0.01 AC. M/L LEAVING A BALANCEOF 1.13 AC. LESS PORTION DEEDED TO SCHOW IN B 411 P 264 (XE -5379-2) LEAVING A BALANCE OF 1.13 AC. ALSO LESS PORTION DEEDED TO "WAHLBERG" IN B 439 P 647, LEAVING A BALANCE OF 0.58 AC.

XE00-5379-11

PART OF LOT 24 BLK 3 PLT C ECS DESCRIBED AS; BEGINNING AT SE CORNER OF LOT 22 SD BLK, PLAT & SURVEY THENCE S 76˚44' W 33.72 FT THENCE S 20˚49' E 387.14 FT THENCE N 48˚11' E 190.35 FT THENCE N 22˚31' W 174.95 FT THENCE S 66˚30' W 50 FT THENCE N 23˚31' W 100 FT THENCE S 66˚30' W38.75 FT TO THE CTR OF A WELL THENCE S 78˚31' W 53.75 FT THENCE N 15˚21' W 33 FT TO BEGINNING. CONT 1.14 ACRES. LESS ANY PORTIONIF ANY DEEDED TO "SILVER TREASURE, INC." IN BOOK 413 P 261 (XE-5386-3) ALSO LESS PORTION DEEDED TO "SCHOW" IN B411 P 264, LEAVING A BALANCE OF 0.51 AC, M/L.

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XE00-5380

COM AT A PT 274.9 FT N 22˚31' W OF SE CORNER OF LOT 24 BLK 3 PLAT C ECS THENCE S 66˚30' W 50 FT THENCE S 22˚31' E 100 FT THENCE N 66˚30' E 50 FT THENCE N 23˚31' W 100 FT TO BEGINNING. CONT 0.11 AC. LESS PORTION DEEDEDTO SCHOW IN B 411 P 264 (XE 5379-2) ALSO LESS PORITON DEEDED TO "SCHOW" IN B 442 P 346 (XE 5379-12) LEAVING A BALANCE OF 0.02 AC, M/L.

XE00-5382

BEGINNING AT SW CORNER OF LOT 25, BLK 3, PLAT C, ECS, THENCE N 61˚23' E 156.84 FT THENCE N 26˚10' W 26.64 FT THENCE N 61˚04' E 20 FT THENCE N 29˚ W16.5 FT TO N BDRY LN OF LOT 25 THENCE S 69˚23' W 159 FT M/L TO NW CORNER OF SD LOT 25 THENCE S 14˚29' E 67.73 FT TO BEGINNING. EXCEPT R/R OF W. CONT 0.22

XE00-5386-1

TRACT C, BLK 3, PLAT "C" OF THE EUREKA CITY SURVEY; BEGINNING AT A POINT N 89˚45' W 1334.9 FT FROM SE CORNER OF SAID CITY SURVEY, THENCE N 49˚51' W 126.96 FT, THENCE S 69˚10' W 153 FT, THENCE S 25˚21' E 197.19 FT, THENCE S 69˚2' W 291.15 FT, THENCE S 36˚14' E166.56 FT, THENCE S 68˚W 188.26 FT, THENCE S 22˚31' E 274.95 FT, THENCE S 48˚11' W 190.35 FT, THENCE N 20˚40' W 386.14 FT, THENCE S 76˚44' W 413.78 FT, THENCE S 2˚ E 727.14 FT, THENCE N 89˚38' E 1056.75 FT, THENCE N 8' W 1295.15 FT TO BEGINNING. CONT 22.06 ACRES EXCEPT THOSE CERTAIN SURFACE RIGHTS CONVEYED IN BOOK 367, PAGE 918, LOCATED IN NW'LY CORNER OF PROPERTY HEREIN AND THAT PORTION DEEDED TO UTAH POWER & LIGHT CO. LOCATED IN SW'LY PORTION OF PROPERTY HEREIN. LEAVING A BALANCE OF 20.06 AC. MORE OR LESS. ALSO LESS PORTION DEEDED TO "AUSTIN" AS DESCRIBED IN BOOK 382, PAGE 591, ALSO LESS PORTION DEEDED TO "SMITHS" IN BOOK 400, PAGE 499 (XE-5386-2) LEAVING A BALANCE OF 19.56 AC. ALSO LESS PORTION DEEDED TO SCHOW IN B 411, P 264 (XE 5379-2) LEAVING A BALANCE OF 19.56 AC. LESS PORTION DEEDED TO "SILVER TREASURE INC." IN B 413, P 261, (XE-5386-3) LEAVING A BALANCE OF 19.06 AC. M/L. ALSO LESS ANY PORTION DEEDED TO " EUREKA CITY" IN B 563 P 1269" LEAVING A BALANCE OF 18.97 AC. M/L

XE00-5388

ALL OF LOTS 1 & 2 BLK 4 PLAT C EUREKACITY SURVEY. CONT 1.01 AC. EXCEPT SURFACE RIGHTS DEEDED TO U.P.& L. CO.AND PORTION DEEDED TO "LUJAN" IN B 230 P 593 AND PORITON DEEDED TO "WALL" IN B367 P 918. AND LESS PORTION DEEDED TO "AUSTIN" IN BOOK 382 PAGE 591 LEAVING A BALANCE OF 0.88 AC. LESS PORTION DEEDED TO "BROCK" IN BOOK396 PAGE 94 PARCEL XE-5388-3 LEAVING A BALANCE OF 0.37 AC.

XE00-5441

THAT PART OF UNNUMBERED TRACT ADJOINING LOTS 12 & 21, BLK 1, PLAT "D". EUREKA CITY SURVEY DESCRIBED AS BEGINNING AT A POINT S 71˚W 35 FT FROM SW CORNER OF SD LOT 12, THENCE N 18˚12' W 125 FT S 58˚17' W 44 FT S 18˚12' E 115 FT, THENCE N 71˚ E TO BEGINNING. CONT 0.12 ACRES JOHN HUGHS TRACT

XE00-5471

THAT PARCEL OF LAND ADJOINING LOT 5, BLK 2, PLAT D, EUREKA CITY SURVEY, DESCRIBED AS FOLLOWS. BEGINNING AT SE CORNER OF EUREKA TOWNSITE, THENCE ALONG S LINE OF SAID TOWNSITE N 89˚45' W 673.36 FT, N 70˚54' E 711.17 FT, S 13' E 235.96 FT TO BEGINNING. CONTAINS 1.82 ACRES.

XE00-5481	LOT 10, BLK 1, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.08 ACRES.

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XE00-5529	LOT 26, BLK 2, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.10 ACRES.
XE00-5530	LOT 27, BLK 2, PLAT E, EUREKA CITYSURVEY. CONTAINS 0.10 ACRES.
XE00-5534	LOT 31, BLK 2, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.03 ACRES
XE00-5538	LOT 4, BLK 3, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.01 ACRES.
XE00-5560	LOT 23, BLK 3, PLAT E, EUREKA CITY SURVEY. FORMER OWNER NATIONAL HOUSING & FINANCE SYNDICATE.CONT 0.05 AC.
XE00-5572-A	LOT 35, BLK 3, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.09 ACRES.
XE00-5580	LOT 2, BLK 4, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.02 ACRES.
XE00-5588-A	LOT 11, BLK 4, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.04 ACRES.
XE00-5596-A	LOT 19, BLK 4, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.01 ACRES.
XE00-5602-A	SURFACE GROUND OF THE NORTHENCE EXTENSION ZULU, VALLEY & RIDGE MNG. CLAIM, U.S. LOT 231 KNOWN AS TRACT A, BLK 4, PLAT EEUREKA CITY SURVEY. CONT 1.79 ACRES.
XE00-5632

BEGINNING AT THE SE CORNER OF LOT 18, BLK 1, PLAT F, EUREKA CITY SURVEY, FROM WHICH CORNER # 4, LAST CHANCE MNG CLAIM U.S. LOT 261, BEARS S 10˚58' E 460.3 FT, THENCE N 81˚10' W 221.0 FT, N 8˚20' E 8 FT, S 81˚10' E 101 FT, THENCE S 7˚25' W 5 FT S 81˚10' E 120 FT, S 4˚18' W 3 FT TO BEGINNING. CONTAINS 0.03 ACRES.

XE00-5637-A	LOT 23, BLK 1, PLAT F, EUREKA CITY SURVEY, CONTAINS 0.02 ACRES.
XE00-5643-A	LOT 30, BLK 1, PLAT F, EUREKA CITY SURVEY. CONTAINS 0.03 ACRES.
XE00-5643-B	LOTS 31 & 32, BLK 1, PLAT F, EUREKA CITY SURVEY. CONTAINS 0.04 ACRES.
XE00-5650-B	LOT 41, BLK 1, PLAT F, EUREKA CITY SURVEY. CONTAINS 0.01 ACRES.
XE00-6111	BEGINNING 120 FT N OF SE CORNER OF SW 1/4 OF NE 1/4 SEC 18 T 10S R 2W SLM THENCE N 200 FT E 80 FT S 18˚ E 72 FT W 25 FT S 18˚ E 44 FT E 25 FT S 18˚ E 55 FT S 74˚ W 138 FT TO BEGINNING. CONT. 0.43 AC.

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XE00-6113-211

LOT 8 OF SEC 18 T 10S R 2W SLM ALSO ALLOF LOT 7 OF SEC 18 T 10S R 2W SLM EXCEPT ALL OF THE FOLLOWING DESCRIBED PARCELS:

PARCEL XE-5652-P: THAT PORTION OF THE FOLLOWING DESCRIBED PROPERTY LYING E OF THE E 1/16 LINE OF SEC 18, T 10S, R 2W, SLM. BEGINNING AT A POINT ON THE E BNDRY LINE OF EUREKA CITY WHICH IS S 0˚13' E 1355 FTFROM THE NE CORNER OF THE NW QTR OF THE NE 1/4 OF SEC 18, T10S,R 2W, SLB&M, THENCE S 47˚58' W 398.84 FT,THENCE N 0˚13' W 871.20 FT, THENCE N 47˚58' E 56.40 FT, THENCE N 0˚13' W 632 FT,THENCE N 89˚47' E 700.50 FT, THENCE S 0˚13' E 871.20 FT, THENCE S 47˚58' W 601.16 FT TOP.O.B. CONTAINING A BALANCE OF 10.99 AC. PARCEL XE-6118-A: A TRIANGLE TRACT OR PARCEL OF LAND WITHIN THE E 1/2 OF THE NE 1/4 OF SEC 18, T 10S, R 2W, SLM. DESCRIBED AS FOLLOWS; COM AT THE NE CORNER OF SAID SEC 18, THENCE S 38˚52' W 1155.4 FT, THENCE S 50˚08' W 183.52 FT TO THE TRUE POINT OF BEGINNING OF THE LAND DESCRIBED HEREIN, SAID POINT OF BEGINNING. BEING LOCATED AT THE INTERSECTION OF THEE LINE OF D&RG WESTERN R.R. CO'S STATION GROUNDS OF ITS TINTIC BRANCH AT KNIGHTVILLE, JUAB COUNTY WITHENCE THE SE'LY R-O-W LINE OF U.S. HWY # 6, THENCE S 0˚22' E 610 FT, THENCE N 39˚52' W 456.01 FT TO A POINT IN SAID SE'LY R-O-W LINE OF US HWY # 6, THENCE N 47˚58' E ALONG SAID R-O-W LINE 388.29 FT TO TRUE POINT OF BEGINNING. CONT 2 ACRES M/L.

PARCEL XE-6113-22: SURFACE RIGHTS ONLY; BEGINNING AT THE NE CORNER OF LEASED PREMISES, IDENTICAL WITHENCE THE NW CORNER OF UTAH STATE ROAD COMMISSION'S PROPERTY, WHENCE THE CORNER TO SECS 7,8,17,&18, T 10S, R 2W, SLM.BEARS N 40˚20-1/2' E, 1327.5 FT & RUNNING THENCE S 39˚52' E (FOLLOWING THE DIRECTION OF THE W'LY SIDE LINE OF THE UTAH STATE ROAD COMMISSION'S PROPERTY) 225 FT, THENCE S 50˚08' W 190 FT M/L TO A POINT ON E'LY BNDY OF THE D.&R.G.W.R.R. CO.STATION SITE; THENCE N 0˚22' W ALONG SD BNDY OF THE D.&R.G.W.R.R. CO. STATION SITETO ITS INTERSECTION WITHENCE THE PROJECTION, SW'LY OF THE N'LY BOUNDARY OF THE UTAH STATE ROAD COMMISSION'S PROPERTY; THENCE N 50˚08' E 8 FT M/L TO THE PLACE OF BEGINNING. CONT.0.49 AC

PARCEL XF-6113-1: SURFACE ONLY OF A PORTION OF LOT 7 OF SEC 18, T 10S, R 2W, SLM DESCRIBED AS FOLLOWS BEGINNING AT A POINT WHICH IS S 40˚31' W 1155.4 FT FROM THE NE CORNER OF SAID SEC 18, THENCE S 38˚13' E 175 FT S 51˚47' W 175 FT N 38˚13' W 175 FT N 51˚47' E 175 FT TO BEGINNING. CONT 0.6 AC. STATE ROAD EQUIPMENT SHED #73 EUREKA. PARCEL XF-6113-3: BEGINNING AT A POINT INDENTICAL WITHENCE THE N'LY CORNER WHICH POINT IS S 40˚31' W 1155.4 FT FROM THE NE CORNER OF SEC 18, T 10S, R 2W, SLM & RUNNING THENCE N 40˚28' E 25.5 FT, THENCE S 38˚13' E 405 FT, THENCE S 51˚47' W 200 FT, THENCE N 38˚13' W 225 FT TO THE S'LY CORNER OF SAID AREA HERETOFORE QUITCLAIMED BY GRANTOR TO GRANTEE HEREIN ,THENCE FOLLOWING THE BOUNDARY OF SAID AREA N 51˚47' E 175 FT, THENCE N 38˚13' W 175 FT TO BEGINNING. CONT 1.03 AC.

PARCEL XF-6111: BEGINNING 120 FT N OF SE CORNER OF SW 1/4 OF THE NE 1/4 SEC 18, T 10S, R 2W, SLM, THENCE N 200 FT E 80 FT S 18˚ E 72 FT W 25 FT S 18˚ E 44 FT E 25 FT S 18˚ E 55 FT S 74˚W 138 FT TO BEGINNING. CONT. 0.43 AC. PARCEL XF-6114: COM ON S SIDE LINE OF LOT 8 SEC 18 T 10S R 2W SLM WHERE E SIDELINE OF

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SMUGGLER LODE SURVEY #3347 CROSSES SAID S SIDE LINE THENCE N 29˚35' E 200 FT S 88˚27' E ABOUT 30 FT TO W SIDE LINE VALCAN LODE LOT # 4196 THENCE S 32˚ W ABOUT 220 FT ALONG W SIDE SD VULCAN LODE TO S LINE OF DS LOT 8, THENCE W ABOUT 30 FT TO BEGINNING. CONT 0.115 AC

PARCEL XF-6115: UNDERGROUND RIGHTS ONLYTO FOLLOWING COM AT SW CORNER OF LOT 8 SEC 18 T 10S R 2W SLM THENCE N 12˚ W 32.61 FT N28˚24' E 675.45 FT S 1˚02' E 168.7 FT S 29˚35' W 527.09 FT N 89˚46' W 63.07 FTTO BEGINNING. ALSO COM AT CORNER #1 SMUGGLER LODESURVEY #3347 THENCE S 29˚35' W ALONG E SIDESAID SMUGGLER LODE 318.8 FT S 88˚27' E 30 FT TO W SIDE LINE VULCAN LODE LOT#4196 THENCE N 31˚21' E 306.4 FT N 88˚27' W 55.9 FT TO BEGINNING. CONT 1.36 AC. CONTAINING IN ALL 37.53 ACRES MORE OR LESS. ALSO LESS PROPERTY DEEDED IN BOOK 534 PAGE 332 TO JUAB SPECIAL SERVICE FIRE DISTRICT DESCRIBED AS: BEGINNINGINNING AT THE NORTHWEST CORNER OF THE EUREKA POSTAL ENTERPRISES PARCEL ON RECORD IN THE JUAB COUNTY RECORDERS OFFICE IN BOOK 381, PAGE 283, WHICH IS NORTHENCE 01°14'30" EAST ALONG THE SECTION LINE 1368.21 FEET AND WEST 1145.78 FEET FROM THE SOUTHEAST CORNER OF THE NORTHEAST QUARTER OF SECTION 18, TOWNSHIP 10 SOUTH, RANGE 2 WEST, SALT LAKE BASE AND MERIDIAN, THENCE SOUTHENCE 37.27'27" EAST 242.78 FEET ALONG THE WEST LINE OF SAID EUREKA POSTAL ENTERPRISES PARCEL AND THE CLEO JUDGE PARCEL ON RECORD IN THE JUAB COUNTY RECORDERS OFFICE IN BOOK 518, PAGE 877, THENCE SOUTHENCE 50.22'37" WEST 352.95 FEET, THENCE NORTHENCE 02O30'39" EAST 178.51 FEET TO A 125.00 FOOT RADIUS CURVE TO THE LEFT, THENCE ALONG SAID CURVE 91.92 FEET, WITHENCE A CHORD OF NORTHENCE 18°33'22" WEST 89.86 FEET, THENCE NORTHENCE 39°37'23" WEST 26.36 FEET TO THE SOUTHENCE LINE OF U.S. HIGHWAY 6, THENCE NORTHENCE 50°22'37" EAST ALONG SAID SOUTHENCE LINE 210 FEET TO THE POINT OF BEGINNINGINNING LEAVING A BALANCE OF 35.53 AC. M/L.

ALSO EXCEPTING, QUARTER: NE S 18 T 10S R 2W A PARCEL OF LAND FOR SURFACE RIGHTS, BEING PART OF AN ENTIRE TRACT OF PROPERTY, SITUATE IN PATENTED MINING CLAIM ANACONDA, SURVEY NO. 3519 AND IN LOT 7 OF SECTION 18, T 10S, R 2W, S.L.B. & M. THE BOUNDARIES OF SAID PARCEL OF LAND ARC DESCRIBED AS FOLLOWS:

BEGINNINGINNING ON THE SOUTHEASTERLY RIGHT OF WAY LINE OF AN EXISTING HIGHWAY KNOWN AS U.S. HIGHWAY 6, AND AT THE NORTHEASTERLY CORNER OF THAT PROPERTY QUIT CLAIIMED BY THE GRANTOR IN THAT DEED RECORDED AS ENTRY NO. 13496, IN BOOK 1828 AT PAGE 25 IN THE OFFICE OF THE UTAH COUNTY RECORDER, AT A POINT 1129.90 FT., S 40˚31'00" W 50.57 FT. S 38˚13'00" E AND 123.08 FT. N 49˚46'00" E FROM THE NORTHEAST CORNER OF SAID SECTION 18 AND RUNNING THENCE N 49˚46'00" E 150.09 FT ALONG SAID SOUTHEASTERLY RIGHT OR WAY LINE; THENCE S 38˚13'00" E 479.71 FT; THENCE S 51˚47'00" W 473.00 FT; THENCE N 38˚13'00" W 115.67 FT; THENCE N 51˚47'00" E 323.00 FT; THENCE N 38˚13'00" W, 358.76 FT TO THE POINT OF BEGINNINGINNING. THE ABOVE DESCRIBED PARCEL OF LAND CONTAINS 108.896 SQARE FEET OR AREA OR 2.50 ACRES. LEAVING A BALANCE OF 33.03 AC M/L

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XE00-6113-211 (Continued)

PARCEL XF-6113-1: SURFACE ONLY OF A PORTION OF LOT 7 OF SEC 18, T 10S, R 2W, SLM DESCRIBED AS FOLLOWS BEGINNING AT A POINT WHICH IS S 40˚31' W 1155.4 FT FROM THE NE CORNER OF SAID SEC 18, THENCE S 38˚13' E 175 FT S 51˚47' W 175 FT N 38˚13' W 175 FT N 51˚47' E 175 FT TO BEGINNING. CONT 0.6 AC. STATE ROAD EQUIPMENT SHED #73 EUREKA. PARCEL XF-6113-3: BEGINNING AT A POINT INDENTICAL WITHENCE THE N'LY CORNER WHICH POINT IS S 40˚31' W 1155.4 FT FROM THE NE CORNER OF SEC 18, T 10S, R 2W, SLM & RUNNING THENCE N 40˚28' E 25.5 FT, THENCE S 38˚13' E 405 FT, THENCE S 51˚47' W 200 FT, THENCE N 38˚13' W 225 FT TO THE S'LY CORNER OF SAID AREA HERETOFORE QUITCLAIMED BY GRANTOR TO GRANTEE HEREIN ,THENCE FOLLOWING THE BOUNDARY OF SAID AREA N 51˚47' E 175 FT, THENCE N 38˚13' W 175 FT TO BEGINNING. CONT 1.03 AC.
PARCEL XF-6111: BEGINNING 120 FT N OF SE CORNER OF SW 1/4 OF THE NE 1/4 SEC 18, T 10S, R 2W, SLM, THENCE N 200 FT E 80 FT S 18˚ E 72 FT W 25 FT S 18˚ E 44 FT E 25 FT S 18˚ E 55 FT S 74˚W 138 FT TO BEGINNING. CONT. 0.43 AC. PARCEL XF-6114: COM ON S SIDE LINE OF LOT 8 SEC 18 T 10S R 2W SLM WHERE E SIDELINE OF SMUGGLER LODE SURVEY #3347 CROSSES SAID S SIDE LINE THENCE N 29˚35' E 200 FT S 88˚27' E ABOUT 30 FT TO W SIDE LINE VALCAN LODE LOT # 4196 THENCE S 32˚ W ABOUT 220 FT ALONG W SIDE SD VULCAN LODE TO S LINE OF DS LOT 8, THENCE W ABOUT 30 FT TO BEGINNING. CONT 0.115 AC

XE00-6113-211 (Continued)

PARCEL XF-6115: UNDERGROUND RIGHTS ONLY TO FOLLOWING COM AT SW CORNER OF LOT 8 SEC 18 T 10S R 2W SLM THENCE N 12˚ W 32.61 FT N28˚24' E 675.45 FT S 1˚02' E 168.7 FT S 29˚35' W 527.09 FT N 89˚46' W 63.07 FTTO BEGINNING. ALSO COM AT CORNER #1 SMUGGLER LODESURVEY #3347 THENCE S 29˚35' W ALONG E SIDESAID SMUGGLER LODE 318.8 FT S 88˚27' E 30 FT TO W SIDE LINE VULCAN LODE LOT#4196 THENCE N 31˚21' E 306.4 FT N 88˚27' W 55.9 FT TO BEGINNING. CONT 1.36 AC. CONTAINING IN ALL 37.53 ACRES MORE OR LESS. ALSO LESS PROPERTY DEEDED IN BOOK 534 PAGE 332 TO JUAB SPECIAL SERVICE FIRE DISTRICT DESCRIBED AS: BEGINNINGINNING AT THE NORTHWEST CORNER OF THE EUREKA POSTAL ENTERPRISES PARCEL ON RECORD IN THE JUAB COUNTY RECORDERS OFFICE IN BOOK 381, PAGE 283, WHICH IS NORTHENCE 01°14'30" EAST ALONG THE SECTION LINE 1368.21 FEET AND WEST 1145.78 FEET FROM THE SOUTHEAST CORNER OF THE NORTHEAST QUARTER OF SECTION 18, TOWNSHIP 10 SOUTH, RANGE 2 WEST, SALT LAKE BASE AND MERIDIAN, THENCE SOUTHENCE 37.27'27" EAST 242.78 FEET ALONG THE WEST LINE OF SAID EUREKA POSTAL ENTERPRISES PARCEL AND THE CLEO JUDGE PARCEL ON RECORD IN THE JUAB COUNTY RECORDERS OFFICE IN BOOK 518, PAGE 877, THENCE SOUTHENCE 50.22'37" WEST 352.95 FEET, THENCE NORTHENCE 02O30'39" EAST 178.51 FEET TO A 125.00 FOOT RADIUS CURVE TO THE LEFT, THENCE ALONG SAID CURVE 91.92 FEET, WITHENCE A CHORD OF NORTHENCE 18°33'22" WEST 89.86 FEET, THENCE NORTHENCE 39°37'23" WEST 26.36 FEET TO THE SOUTHENCE LINE OF U.S. HIGHWAY 6, THENCE NORTHENCE 50°22'37" EAST ALONG SAID SOUTHENCE LINE 210 FEET TO THE POINT OF BEGINNINGINNING LEAVING A BALANCE OF 35.53 AC. M/L.ALSO EXCEPTING, QUARTER: NE S 18 T 10S R 2W A PARCEL OF LAND FOR SURFACE RIGHTS, BEING PART OF AN ENTIRE TRACT OF PROPERTY, SITUATE IN PATENTED MINING CLAIM ANACONDA, SURVEY NO. 3519 AND IN LOT 7 OF SECTION 18, T 10S, R 2W, S.L.B. & M. THE BOUNDARIES OF SAID PARCEL OF LAND ARC DESCRIBED AS FOLLOWS:

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XE00-6113-211 (Continued)

BEGINNING ON THE SOUTHEASTERLY RIGHT OF WAY LINE OF AN EXISTING HIGHWAY KNOWN AS U.S. HIGHWAY 6, AND AT THE NORTHEASTERLY CORNER OF THAT PROPERTY QUIT CLAIIMED BY THE GRANTOR IN THAT DEED RECORDED AS ENTRY NO. 13496, IN BOOK 1828 AT PAGE 25 IN THE OFFICE OF THE UTAH COUNTY RECORDER, AT A POINT 1129.90 FT., S 40˚31'00" W 50.57 FT. S 38˚13'00" E AND 123.08 FT. N 49˚46'00" E FROM THE NORTHEAST CORNER OF SAID SECTION 18 AND RUNNING THENCE N 49˚46'00" E 150.09 FT ALONG SAID SOUTHEASTERLY RIGHT OR WAY LINE; THENCE S 38˚13'00" E 479.71 FT; THENCE S 51˚47'00" W 473.00 FT; THENCE N 38˚13'00" W 115.67 FT; THENCE N 51˚47'00" E 323.00 FT; THENCE N 38˚13'00" W, 358.76 FT TO THE POINT OF BEGINNINGINNING. THE ABOVE DESCRIBED PARCEL OF LAND CONTAINS 108.896 SQARE FEET OR AREA OR 2.50 ACRES. LEAVING A BALANCE OF 33.03 AC M/L

PARCEL XF-6113-1: SURFACE ONLY OF A PORTION OF LOT 7 OF SEC 18, T 10S, R 2W, SLM DESCRIBED AS FOLLOWS BEGINNING AT A POINT WHICH IS S 40˚31' W 1155.4 FT FROM THE NE CORNER OF SAID SEC 18, THENCE S 38˚13' E 175 FT S 51˚47' W 175 FT N 38˚13' W 175 FT N 51˚47' E 175 FT TO BEGINNING. CONT 0.6 AC. STATE ROAD EQUIPMENT SHED #73 EUREKA. PARCEL XF-6113-3: BEGINNING AT A POINT INDENTICAL WITHENCE THE N'LY CORNER WHICH POINT IS S 40˚31' W 1155.4 FT FROM THE NE CORNER OF SEC 18, T 10S, R 2W, SLM & RUNNING THENCE N 40˚28' E 25.5 FT, THENCE S 38˚13' E 405 FT, THENCE S 51˚47' W 200 FT, THENCE N 38˚13' W 225 FT TO THE S'LY CORNER OF SAID AREA HERETOFORE QUITCLAIMED BY GRANTOR TO GRANTEE HEREIN ,THENCE FOLLOWING THE BOUNDARY OF SAID AREA N 51˚47' E 175 FT, THENCE N 38˚13' W 175 FT TO BEGINNING. CONT 1.03 AC.
[See tax description for more details]

XE00-6113-211 (Continued)

PARCEL XF-6111: BEG 120 FT N OF SE COR OF SW 1/4 OF THE NE 1/4 SEC 18, T 10S, R 2W, SLM, TH N 200 FT E 80 FT S 18` E 72 FT W 25 FT S 18` E 44 FT E 25 FT S 18` E 55 FT S 74`W 138 FT TO BEGINNING. CONT. 0.43 AC. PARCEL XF-6114: COM ON S SIDE LINE OF LOT 8 SEC 18 T 10S R 2W SLM WHERE E SIDELINE OF SMUGGLER LODE SURVEY #3347 CROSSES SAID S SIDE LINE TH N 29`35' E 200 FT S 88`27' E ABOUT 30 FT TO W SIDE LINE VALCAN LODE LOT # 4196 TH S 32` W ABOUT 220 FT ALONG W SIDE SD VULCAN LODE TO S LINE OF DS LOT 8, TH W ABOUT 30 FT TO BEGINNING. CONT 0.115 AC

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XE00-6113-211 (Continued)

PARCEL XF-6115: UNDERGROUND RIGHTS ONLYTO FOLLOWING COM AT SW COR OF LOT 8 SEC 18 T 10S R 2W SLM TH N 12` W 32.61 FT N28`24' E 675.45 FT S 1`02' E 168.7 FT S 29`35' W 527.09 FT N 89`46' W 63.07 FTTO BEGINNING. ALSO COM AT COR #1 SMUGGLER LODESURVEY #3347 TH S 29`35' W ALONG E SIDESAID SMUGGLER LODE 318.8 FT S 88`27' E 30 FT TO W SIDE LINE VULCAN LODE LOT#4196 TH N 31`21' E 306.4 FT N 88`27' W 55.9 FT TO BEGINNING. CONT 1.36 AC. CONTAINING IN ALL 37.53 ACRES MORE OR LESS. ALSO LESS PROPERTY DEEDED IN BOOK 534 PAGE 332 TO JUAB SPECIAL SERVICE FIRE DISTRICT DESCRIBED AS: BEGINNING AT THE NORTHWEST CORNER OF THE EUREKA POSTAL ENTERPRISES PARCEL ON RECORD IN THE JUAB COUNTY RECORDERS OFFICE IN BOOK 381, PAGE 283, WHICH IS NORTH 01°14'30" EAST ALONG THE SECTION LINE 1368.21 FEET AND WEST 1145.78 FEET FROM THE SOUTHEAST CORNER OF THE NORTHEAST QUARTER OF SECTION 18, TOWNSHIP 10 SOUTH, RANGE 2 WEST, SALT LAKE BASE AND MERIDIAN, THENCE SOUTH 37.27'27" EAST 242.78 FEET ALONG THE WEST LINE OF SAID EUREKA POSTAL ENTERPRISES PARCEL AND THE CLEO JUDGE PARCEL ON RECORD IN THE JUAB COUNTY RECORDERS OFFICE IN BOOK 518, PAGE 877,

XE00-6113-211 (Continued)

THENCE SOUTH 50.22'37" WEST 352.95 FEET, THENCE NORTH 02O30'39" EAST 178.51 FEET TO A 125.00 FOOT RADIUS CURVE TO THE LEFT, THENCE ALONG SAID CURVE 91.92 FEET, WITH A CHORD OF NORTH 18°33'22" WEST 89.86 FEET, THENCE NORTH 39°37'23" WEST 26.36 FEET TO THE SOUTH LINE OF U.S. HIGHWAY 6, THENCE NORTH 50°22'37" EAST ALONG SAID SOUTH LINE 210 FEET TO THE POINT OF BEGINNING LEAVING A BALANCE OF 35.53 AC. M/L.

ALSO EXCEPTING, QUARTER: NE S 18 T 10S R 2W A PARCEL OF LAND FOR SURFACE RIGHTS, BEING PART OF AN ENTIRE TRACT OF PROPERTY, SITUATE IN PATENTED MINING CLAIM ANACONDA, SURVEY NO. 3519 AND IN LOT 7 OF SECTION 18, T 10S, R 2W, S.L.B. & M. THE BOUNDARIES OF SAID PARCEL OF LAND ARC DESCRIBED AS FOLLOWS:

XE00-6113-211 (Continued)

BEGINNING ON THE SOUTHEASTERLY RIGHT OF WAY LINE OF AN EXISTING HIGHWAY KNOWN AS U.S. HIGHWAY 6, AND AT THE NORTHEASTERLY CORNER OF THAT PROPERTY QUIT CLAIIMED BY THE GRANTOR IN THAT DEED RECORDED AS ENTRY NO. 13496, IN BOOK 1828 AT PAGE 25 IN THE OFFICE OF THE UTAH COUNTY RECORDER, AT A POINT 1129.90 FT., S 40`31'00" W 50.57 FT. S 38`13'00" E AND 123.08 FT. N 49`46'00" E FROM THE NORTHEAST CORNER OF SAID SECTION 18 AND RUNNING THENCE N 49`46'00" E 150.09 FT ALONG SAID SOUTHEASTERLY RIGHT OR WAY LINE; THENCE S 38`13'00" E 479.71 FT; THENCE S 51`47'00" W 473.00 FT; THENCE N 38`13'00" W 115.67 FT; THENCE N 51`47'00" E 323.00 FT; THENCE N 38`13'00" W, 358.76 FT TO THE POINT OF BEGINNING. THE ABOVE DESCRIBED PARCEL OF LAND CONTAINS 108.896 SQARE FEET OR AREA OR 2.50 ACRES. LEAVING A BALANCE OF 33.03 AC M/L

XE00-6114

COM ON S SIDE LINE OF LOT 8, SEC 18, T 10S, R 2W, SLM, WHERE E SIDE LINE OF SMUGGLER LODE SURVEY # 3347 CROSSES SAID S SIDELINE, THENCE N 29˚35' E 200 FT S 88˚27' E ABOUT 30 FT TO W SIDE LINE VALCAN LODELOT # 4196 THENCE S 32˚ W ABOUT 22O FT ALONG W SIDE SD VULCAN LODE TO S LINE OF SAID LOT 8, THENCE W ABOUT 30 FT TO BEGINNING. CONT 0.115 A

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XE00-6115

UNDERGROUND RIGHTS ONLY TO FOLLOWING: COM AT SW CORNER OF LOT 8, SEC 18, T 10S, R 2W, SLM, THENCE N 12' W 32.61 FT N 28˚24' E 675.45 FT S 1˚02' E 168.7 FT S 29˚35' W 527.09 FT N 89˚46' W 63.07 FT TO BEGINNING. ALSO COM AT CORNER # 1 SMUGGLER LODE SURVEY # 3347 THENCE S 29˚35' W ALONG E SIDE SAID SMUGGLER LODE 318.8 FT S 88˚27' E 30 FT TO W SIDE LINE VULCAN LODE LOT # 4196 THENCE N 31˚21' E 306.4 FT N 88˚27' W 55.9 FT TO BEGINNING. CONT 1.36 AC.

XF00-6115-A	LOTS 26, 27 OF SEC 18, T 10S, R 2W, SLM. CONT 3.18 AC.
XF00-5690	ALL OF LOTS 1 & 2 BLOCK C, O.S.L. PLAT & ROBINSON TOWNSITE MAMMOTH CITY SURVEY. CONT. 0.23 AC.
XF00-5740	ALL OF LOT 12, BLK H, ROBINSON TOWNSITE MAMMOTH CITY SURVEY AND ALL OF LOT 13, BLK H, OSL PLAT & ROBINSON TOWNSITE MAMMOTH CITY SURVEY CONT 0.30 ACS
XF00-5741	ALL OF LOTS 14 & 15 AND THE S 20 FT OFLOT 17, BLOCK H, OSL PLAT & ROBINSON TOWNSITE MAMMOTH CITY SURVEY CONT 0.33 ACS
XF00-5744	ALL OF LOTS 18 & 19 BLK H, ROBINSON TOWNSITE MAMMOTH CITY SURVEY CONT 0.25 ACS
XF00-5745	ALL OF LOTS 20 & 21 BLK H, ROBINSON TOWNSITE MAMMOTH CITY SURVEY AND ALL OF LOTS 22 & 23, BLK H, OSL PLAT & ROBINSON TOWNSITE MAMMOTH CITY SURVEY CONT 0.43 A
XF00-5963-MINERAL

ALL MINERALS, INCLUDING OIL AND GAS, WITHTHE RIGHT TO ENTER UPON SAID SURFACE AT ANY TIME FOR THE PURPOSE OF DRILLING, SINKING SHAFTS, ERECTING MINE BUILDINGS, ERECTING DUMPS, BUILDING ROADS AND UTILIZING THE SURFACE AREA FOR SHAFTS AND MINE BUILDINGS, NOT TO EXCEED FIVE HUNDRED FEET IN DIAMETER FOR ANY SINGLE SURFACE OPENING. ON THE FOLLOWING DESCRIBEDPROPERTY: LOTS 2,4, 5, 6,7,8 & 9, SEC 25, T10S, R3W, SLM, MAMMOTH CITY, CONT 133.10 ACS

XF00-5965-MINERAL

ALL MINERALS, INLUDING OIL & GAS, WITH THE RIGHT TO ENTER UPON SAID SURFACE AT ANY TIME FOR THE PURPOSE OF DRILLING, SINKING SHAFTS, ERECTING MINE BUILDINGS, ERECTING DUMPS, BUILDING ROADS AND UTILIZING THE SURFACE AREA FOR SHAFTS AND MINE BUILDINGS, NOT TO EXCEED FIVE HUNDRED FEET IN DIAMETER FOR ANY SINGLE SURFACE OPENING. ON THE FOLLOWING DESCRIBED PROPERTY: THE N 1/2 OF SE 1/4, THE SE 1/4 OF NE 1/4, THE W 1/2 OF NE 1/4, & LOT 1 SEC 26, T10S, R3W, SLM, CONT 234 AC. IN MAMMOTHCITY ALSO: ALL OF THE NW 1/4, THE NE 1/4 OF THE SW 1/4 AND ALL OF LOT 2 OF SEC 26, T10S, R3W, SLM, CONT 235.59 ACS LESS 1.05 AC FOR ST RD & LESS 26.21 AC FOR PROJECTS-173 TOTAL ACS 442.33

XF00-5995-12	LOT 7 BLOCK 5 SILVER CITY SURVEY. CONT.0.057 AC.

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XF00-6126-F	LOT 14 OF SEC 13, T10S, R3W, SLM CONT 2.17
XF00-6150-MINERAL

ALL MINERALS, INCLUDING OIL & GAS, WITH THE RIGHT TO ENTER UPON SAID SURFACE AT ANY TIME FOR THE PURPOSE OF DRILLING, SINKING SHAFTS, ERECTING MINE BUILDINGS, ERECTING DUMPS, BUILDING ROADS AND UTILIZING THE SURFACE AREA FOR SHAFTS AND MINE BUILDINGS, NOT TO EXCEED FIVE HUNDRED FEET IN DIAMETER FOR ANY SINGLE SURFACE OPENING AFFECTING THE FOLLOWING DESCRIBED PROPERTY: THE E 1/2 OF NE 1/4 OF SEC 22, T10S, R3W, SLM. CONT. 80 AC.

XF00-6152-1 MINERAL

ALL OF THE SURFACE RIGHTS GRANTED IN B 325 P 317 AFFECTING THE FOLLOWING DESCRIBED PROPERTY: SW 1/4, W 1/2 OF SE 1/4, SW 1/4 OF NE 1/4, NE 1/4 OF SE 1/4 & LOT 3 OF SEC 23, T 10S, R 3W, SLM. EXCEPT A CIRCULAR PLOT OF GROUND, 700 FT IN DIAMETER THE CENTER OF WHICH BEARS FROM THE W 1/4 OF SAID SEC 23 S 45˚04' E 1587.3 FT. LEAVING A BALANCE OF 334.34 AC.

XF00-6291	BEGINNING 1320 FT S OF NE CORNER OF SEC 28, T 11S, R 3W, SLM, THENCE W 750 FT, S 1320 FT, E 750 FT, N 1320 FT TO BEGINNING. CONTAINS 22.50 ACRES.

Tax Account	Tax Legal Description
35 104 0007

COMMENCING S 83 FT & E 33 FT FROM NW 1/4 COR. SEC. 13, T10S, R2W, SLB&M.; S 637 FT; E 68.78 FT; N 0 DEG 20' 7" W 564.91 FT; E 330 FT; E 4619.69 FT; E 330 FT; N 88 DEG 54' 27" E 330 FT; S 1 DEG 5' 34" E 50 FT; S 88 DEG 54' 27" W 298.12 FT; S 0 DEG 11' 55" W 515.53 FT; E 2510.8 FT; N 660 FT; W 7590 FT; S 23 FT; W 297 FT TO BEGINNING. AREA 50.140 AC. ALSO PART LOT 1, PLAT A, BRONSON SUB DESCRIBED AS FOLLOWS; COMMENCING N 4640.84 FT & W 8053.74 FT FROM S 1/4 COR. SEC. 18, T10S, R1W, SLB&M.; W 33 FT; N 0 DEG 20' 7" W 564.919 FT; E 330 FT; S 50 FT; W 296.71 FT; S 0 DEG 20' 7" E 514.91 FT TO BEGINNING. AREA 0.770 AC. ALSO PART LOT 2, PLAT A, BRONSON SUB DESCRIBED AS FOLLOWS: COMMENCING N 4640.84 FT & W 2845.31 FT FROM S 1/4 COR. SEC. 18, T10S, R1W, SLB&M.; W 5208.43 FT; N 0 DEG 20' 7" W 514.91 FT; E 296.71 FT; N 50 FT; E 4619.69 FT; S 50 FT; E 296.83 FT; S 0 DEG 11' 55" W 514.91 FT TO BEGINNING. AREA 66.900 AC. ALSO PART LOT 3, PLAT A, BRONSON SUB DESCRIBED AS FOLLOWS: COMMENCING N 4640.84 FT & W 2812.32 FT FROM S 1/4 COR. SEC. 18, T10S, R1W, SLB&M.; W 33 FT; N 0 DEG 11' 55" E 514.91 FT; W 296.83 FT; N 50 FT; E 330 FT; S 0 DEG 11' 55" W 564.91 FT TO BEGINNING. AREA 0.770 AC. TOTAL AREA 118.58 AC.

61 046 0001	ALL OF SEC. 32, T9S, R2W, SLB&M. AREA 345.063 AC
61 094 0019

NW 1/4 OF NW 1/4 SEC. 17 LESS: PARCEL 18, DEED 10578-70 DESCRIBED AS FOLLOWS; COM S 49.15 FT & E 1.16 FT FR NW COR. SEC. 17, T10S R1W SLB&M.; N 89 DEG 6' 0" E 836.95 FT; S 8 DEG 6' 0" E 1299.33 FT; S 89 DEG 15' 39" W 989.73 FT; N 1 DEG 20' 54" W 1286.34 FT TO BEG. AREA 26.997 AC. ALSO COM S 1 DEG 33' 0" E 1330 FT FR NW COR. SEC. 17, T10S R1W SLB&M.; S 1 DEG 33' 0" E 584.7 FT; S 85 DEG 15' 0" E 1069.3 FT; N 8 DEG 6' 0" W 695.4 FT; S 89 DEG 6' 0" W 983.6 FT TO BEG. AREA 14.922 AC. TOTAL AREA 41.919 AC.

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Tax Account	Tax Legal Description
61 095 0003

COM S 49.99 FT & E 1.18 FT FR NE COR. SEC. 18 T10S R1W SLB&M.; S 1 DEG 20' 54" E 2621.02 FT; N 89 DEG 41' 9" W 2659.18 FT; N 1 DEG 33' 18" W 2583.85 FT; N 89 DEG 30' 36" E 1986.5 FT; S 95.83 FT; N 89 DEG 3' 30" E 100 FT; S 0 DEG 28' 15" E 1.64 FT; N 89 DEG 3' 30" E 100 FT; N 95.9 FT; N 89 DEG 30' 36" E 481.19 FT TO BEG. AREA 158.634 AC.

61 119 0001	SW 1/4 OF SE 1/4 SEC 5, T10S, R2W, SLM; SE 1/4 OF SE 1/4 OF SD SEC. AREA 80 ACRES.
61 120 0001	LOT 5 (UTAH COUNTY PORTION) SEC. 7, T10S, R2W, SLB&M. AREA 26.122 AC. ALSO N 1/2 OF SE 1/4 (UTAH COUNTY PORTION) SEC. 7, T10S, R2W, SLB&M. AREA 55.200 AC. TOTAL AREA 81.322 AC.
61 120 0002	COMMENCING W 300 FT FROM SE 1/4 COR. SEC. 7, T10S, R2W, SLB&M.; N 440 FT; W 297 FT; S 440 FT; E 297 FT TO BEGINNING. AREA 3.006 AC.
61 120 0003	COMMENCING AT SE 1/4 COR. SEC. 7, T10S, R2W, SLB&M.; N 440 FT; W 297 FT; S 440 FT; E 297 FT TO BEGINNING. AREA 3.011 AC.
61 121 0001

COMMENCING AT NW COR OFSEC 8, T10S, R2W, SLM; S ALONG SEC LINE 5280 FT; E ALONG SEC LINE 3168 FT; N 22 59' E 5 CHS; N62 W 2088.6 FT; N 25 46' E 3020 FT; E 1740 FT;N 45 E 350 FT; S 50 E 350 FT; E 500 FT TO SE COR OF LOT 1; N ALONG SEC LINE TO NE COR OF SEC; W ALONG SEC LINE 5280 FT TO BEGINNING. LESS STATE ROAD & MILL SITES. AREA 306.44 ACRES.

61 129 0001	NE 1/4 OF NW 1/4 AND LOT 2, SEC 17, T10S, R2W, SLM. AREA 75.15 ACRES.
61 130 0008

COMMENCING AT NE COR. SEC. 18, T10S, R2W, SLB&M.; S 0 DEG 54' 42" W 1599.13 FT; N 60 DEG 58' 16" W 38.83 FT; N 71 DEG 3' 55" W 95.18 FT; N 68 DEG 42' 20" W 34.09 FT; N 47 DEG 25' 51" W 164.69 FT; N 54 DEG 42' 43" W 63.42 FT; N 75 DEG 3' 47" W 88.78 FT; N 61 DEG 29' 31" W 64.79 FT; N 51 DEG 47' 0" E 381.18 FT; N 38 DEG 13' 0" W 479.71 FT; S 49 DEG 46' 0" W 273.16 FT; N 38 DEG 13' 0" W 50.61 FT; S 40 DEG 28' 0" W 25.5 FT; S 51 DEG 47' 0" W 82.45 FT; N 6 DEG 7' 32" W 62.96 FT; N 15 DEG 47' 57" W 121.24 FT; N 5 DEG 12' 58" W 60.52 FT; N 0 DEG 33' 35" W 102.41 FT; N 11 DEG 0' 21" E 87.77 FT; N 2 DEG 6' 42" E 142.51 FT; N 3 DEG 26' 32" E 116.62 FT; N 3 DEG 28' 44" E 78.29 FT; N 0 DEG 31' 42" E 54.27 FT; N 17 DEG 48' 33" W 76.04 FT; N 21 DEG 52' 26" W 49.43 FT; S 89 DEG 27' 27" E 869.08 FT TO BEGINNING. AREA 21.000 AC.

98 125 0042	THE PATENTED MINING CLAIMS DESCRIBED ON EXHIBIT B-1

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-46

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
8TH OF AUGUST (Card-0554-A)	60979	265	JUAB	9S	3W	35
ALABAMA (Card-0257-A and Card-0257-B)	21897	312	JUAB	10S	2W	18
ALOHA LODE (Card-0279)	43515	4536	JUAB	10S	3W 2W	13 7
ALOHA LODE (Card-0279)	43514	4536	JUAB	10S	2W	7
ALPHA MILL SITE (Card-0267-A)	43512	105B	JUAB	10S	3W	12
ALPHA MILL SITE (Card-0267-A)	43512	105B	JUAB	10S	2W	7
AMERICAN STAR(AMD)LODE (Card-0256)	21942	240	JUAB	10S	2W	18,19
ANA MARGARET	21889	264	UTAH	10S	3W	1,2
ANA MARGARET	21889	264	UTAH	9S	3W	35,36
ANACONDA LODE (Card-0252)	21858	3519	JUAB/ UTAH	10S	2W	17,18
ANNA NO. 2 (Card-247)	60745	4320	JUAB	10S	3W	24
AURORA LODE (Card-0279)	43540	4536	JUAB	10S	3W	13
AURORA LODE (Card-0279)	43540	4536	JUAB	10S	2W	18
AURORA LODE #1 (Card-0279)	43539	4536	JUAB	10S	3W	13

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-47

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
AURORA LODE #1 (Card-0279)	43539	4536	JUAB	10S	2W	18
BALTIC	21886	6024	UTAH	10S	3W	1,2
BALTIC	21886	6024	UTAH	10S	2W	6,7
BAPTA LODE (Card-0287 and SA00-004)	21953	4026	JUAB	10S	3W	13
BATTERY B LODE (Card-0279)	43525	4536	JUAB	10S	2W	7
BEECHER (Card-0233)	24821	196A	JUAB	10S	2W	18,19
BEND LODE #2	21834	6430	UTAH	10S	2W	5
BEND LODE #3	60397	6430	UTAH	10S	2W	5
BILL MCKINLEY (Card-685)	21901	5081	JUAB	10S	3W	24
BLACKBIRD AMENDED (Card-0256)	60746	240	JUAB	10S	2W	18
BLUE BELL (Card-0236)	62827	124	JUAB	10S	2W	18,19
BLUE BELL NORTH EXTENSION (Card-0236)	62825	212	JUAB	10S	2W	18
BLUE BELL NORTH EXTENSION (Card-0236)	65317	212	JUAB	10S	2W	18
BLUE TRACT (Card-583)	13209	6024	JUAB	10S	2W	7
BLUFF	21809	6582	UTAH	10S	3W	2
BLUFF	21809	6582	UTAH	9S	2W	34

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-48

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
BOOM MILL SITE (Card-0037-A and SA00-0004)	21957	247-B	JUAB	10S	2W	18
BUDDER LODE	60818	5905	JUAB	10S	2W	29,30
BULLION LODE (Card-0238 and SA00-0004)	21954	76	JUAB	10S	3W	13
C. S. D.	21888	265	UTAH	9S	3W	35
CAFFER EXTENSION	25527	187	JUAB	10S	3W	24
CAFFER EXTENSION	25527	187	JUAB	10S	2W	19
CASCARA LODE (Card-0279)	43510	4536	JUAB	10S	2W	7
CASCARA LODE (Card-0279)	43511	4536	JUAB	10S	3W	12
CHIEF FRACTION LODE (Card-605)	60756	6289	JUAB	10S	2W	18
CHIEF NO. 10	21876	6484	UTAH	9S	2W	29
CHIEF NO. 4	60260	6484	UTAH	9S	2W	29
CHIEF NO. 5	60264	6484	UTAH	9S	2W	29
CHIEF NO. 6	60265	6484	UTAH	9S	2W	29
CHIEF NO. 7	60266	6484	UTAH	9S	2W	29
CHIEF NO. 8	60267	6484	UTAH	9S	2W	29
CHIEF NO. 9	21875	6484	UTAH	9S	2W	29
CHRISTMAS LODE NO. 1	21866	6633	UTAH	9S	2W	33
CHRISTMAS LODE NO. 2	60217	6633	UTAH	9S	2W	33

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-49

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
CHRISTMAS LODE NO. 3	60218	6633	UTAH	9S	2W	33
CHRISTMAS LODE NO. 4	60220	6633	UTAH	9S	2W	27,33,34
CHRISTMAS LODE NO. 5	21798	6633	UTAH	9S	2W	33
CHRISTMAS LODE NO. 6	60580	6633	UTAH	9S	2W	33,34
CHRISTMAS LODE NO. 7	60581	6633	UTAH	9S	2W	34
CHURCH STREET LODE (Card-0305)	43551	3871	JUAB	10S	3W	12,13
CINCH (Card-0554-A&B)	60761	264	JUAB	10S	3W	2
CINCH (Card-0554-A&B)	60761	264	JUAB	9S	3W	35
CLIMAX PLACER (Card-0303)	43541	4800	JUAB	10S	2W	18
COFFER (Card-0207)	63160	186	JUAB	10S	3W	13,24
COFFER (Card-0207)	63160	186	JUAB	10S	2W	18,19
COLD CANYON LODE (Card-0279)	43522	4536	JUAB	10S	3W	12
COLD CANYON LODE (Card-0279)	43522	4536	JUAB	10S	2W	7
COLORADO CHIEF LODE (Card-210 and SA00-0004)	60747	139	JUAB	10S	3W	13
COMSTOCK LODE	21841	6114	JUAB, UTAH	10S	2W	17

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-50

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
CONTACT LODE	21817	6516	UTAH	10S	2W	3
CONTACT LODE	21817	6516	UTAH	9S	2W	34
CONTACT LODE #1	60638	6516	UTAH	10S	2W	3
CONTACT LODE #1	60638	6516	UTAH	9S	2W	34
CONTACT LODE #2	60639	6516	UTAH	9S	2W	27,34
CONTACT LODE #3	60640	6516	UTAH	9S	2W	27,34
CONTACT LODE #5	64948	6516	UTAH	9S	2W	27,34
COPPER GLANCE #1	60599	6583	UTAH	10S	2W	2
COPPER GLANCE EXT. NO. 1	60600	6583	UTAH	10S	2W	2
COPPER GLANCE EXT. NO. 2	60601	6583	UTAH	10S	2W	2
CORNUCOPIA LODE (Card-211 and SA00-0004)	21952	97	JUAB	10S	3W	13
CORPORAL LODE (Card-0279)	43528	4536	JUAB	10S	2W	7,18
COSOPOLITE NO. 2 (Card-209)	21934	140	JUAB	10S	3W	12
COSSACK LODE	21869	6537	UTAH	10S	2W	6,7
CRESCENT #6	60602	6583	UTAH	10S	2W	2
CROESUS LODE	60319	6024	UTAH	10S	3W	1,12
CROWN POINT EXT #4	62837	5774	UTAH	10S	2W	20,29
CURACOA LODE (Card-0279)	43538	4536	JUAB	10S	2W	7,18

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-51

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
DAN PATCH LODE (Card-0583)	60750	6024	JUAB	10S	3W	12
DIVIDE	65546	6430	UTAH	10S	2W	5
DIVIDE #1 LODE	60398	6430	UTAH	10S	2W	5
DIVIDE #10 LODE	21878	6432	UTAH	10S	2W	6
DIVIDE #11 LODE	60685	6432	UTAH	10S	2W	5,6,7,8
DIVIDE #12 LODE	60691	6432	UTAH	10S	2W	6,7
DIVIDE #13 LODE	60268	6432	UTAH	10S	2W	6,7
DIVIDE #14 LODE	60269	6432	UTAH	10S	2W	6,7
DIVIDE #15 LODE	60270	6432	UTAH	10S	2W	6,7
DIVIDE #2 LODE	60307	6430	UTAH	10S	2W	5
DIVIDE #22 LODE (Card-068)	43520	6432	JUAB, UTAH	10S	2W	7
DIVIDE #22 LODE (Card-068)	43521	6432	JUAB, UTAH	10S	2W	7
DIVIDE #23 LODE	60693	6432	UTAH	10S	2W	7,8
DIVIDE #3 LODE	60271	6432	UTAH	10S	2W	5
DIVIDE #4 LODE	21877	6432	UTAH	10S	2W	5,6
DIVIDE #6 LODE	60695	6432	UTAH	10S	2W	5,8
DIVIDE #7 LODE	60399	6430	UTAH	10S	2W	5
DIVIDE #8 LODE	60400	6430	UTAH	10S	2W	5,8
DIVIDE #9 LODE	60272	6432	UTAH	10S	2W	5,6
DIVIDE FRACTION	60306	6430	UTAH	10S	2W	5

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-52

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
DONNELLY BOY LODE (Card-0183)	60752	311	JUAB	10S	3W	24
DORA (Card-0576)	62828	5663	JUAB	10S	2W	18,19
DORIC (Card-583)	60320	6024	JUAB, UTAH	10S	3W	12
DROP (Card-0554-A&B)	21903	264	JUAB, UTAH	10S	3W	2
DROP ((Card-0554-A&B)	21903	264	JUAB, UTAH	9S	3W	35
E. PINYON LODE	60847	6516	UTAH	10S	2W	4
E. PINYON LODE	60847	6516	UTAH	9S	2W	33
E. PINYON LODE #10	60642	6516	UTAH	10S	2W	3
E. PINYON LODE #10	60642	6516	UTAH	9S	2W	34
E. PINYON LODE #11	21816	6516	UTAH	9S	2W	27,34
E. PINYON LODE #12	60632	6516	UTAH	10S	2W	3
E. PINYON LODE #12	60632	6516	UTAH	9S	2W	34
E. PINYON LODE #14	60633	6516	UTAH	10S	2W	3
E. PINYON LODE #14	60633	6516	UTAH	9S	2W	34
E. PINYON LODE #15	60634	6516	UTAH	9S	2W	27,34
E. PINYON LODE #2	60635	6516	UTAH	10S	2W	4
E. PINYON LODE #2	60635	6516	UTAH	9S	2W	33
E. PINYON LODE #3	21871	6516	UTAH	9S	2W	33
E. PINYON LODE #4	60636	6516	UTAH	10S	2W	3,4
E. PINYON LODE #4	60636	6516	UTAH	9S	2W	33,34

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-53

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
E. PINYON LODE #5	21815	6516	UTAH	9S	2W	33,34,27
E. PINYON LODE #6	60625	6516	UTAH	10S	2W	3
E. PINYON LODE #6	60625	6516	UTAH	9S	2W	34
E. PINYON LODE #8	60626	6516	UTAH	10S	2W	3
E. PINYON LODE #8	60626	6516	UTAH	9S	2W	34
E. PINYON LODE #9	65792	6516	UTAH	9S	2W	27,34
EAGLE (Card-0174)	62829	123	JUAB	10S	2W	18
EAGLE NORTH EXTENSION	24820	213	JUAB	10S	2W	18
EAGLE SOUTH EXTENSION	62821	214	JUAB	10S	2W	19
EAST CONTACT NO. 1	21774	6789	UTAH	10S	2W	11
EAST CONTACT NO. 10	60493	6789	UTAH	10S	2W	2,11
EAST CONTACT NO. 11	60494	6789	UTAH	10S	2W	11
EAST CONTACT NO. 12	60495	6789	UTAH	10S	2W	11
EAST CONTACT NO. 13	60496	6789	UTAH	10S	2W	2,11
EAST CONTACT NO. 14	21773	6789	UTAH	10S	2W	11
EAST CONTACT NO. 15	60492	6789	UTAH	10S	2W	11
EAST CONTACT NO. 16	60489	6789	UTAH	10S	2W	2,11
EAST CONTACT NO. 17	60490	6789	UTAH	10S	2W	11
EAST CONTACT NO. 18	60491	6789	UTAH	10S	2W	11
EAST CONTACT NO. 19	21777	6788	UTAH	10S	2W	11
EAST CONTACT NO. 2	21772	6789	UTAH	10S	2W	11

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-54

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
EAST CONTACT NO. 20	60509	6788	UTAH	10S	2W	11
EAST CONTACT NO. 21	60510	6788	UTAH	10S	2W	11
EAST CONTACT NO. 22	60511	6788	UTAH	10S	2W	11
EAST CONTACT NO. 23	65554	6788	UTAH	10S	2W	11
EAST CONTACT NO. 24	60512	6788	UTAH	10S	2W	11
EAST CONTACT NO. 25	21770	6790	UTAH	10S	2W	11
EAST CONTACT NO. 26	21776	6788	UTAH	10S	2W	11
EAST CONTACT NO. 27	60504	6788	UTAH	10S	2W	11
EAST CONTACT NO. 28	60470	6790	UTAH	10S	2W	11
EAST CONTACT NO. 29	60505	6788	UTAH	10S	2W	11
EAST CONTACT NO. 3	60483	6789	UTAH	10S	2W	11
EAST CONTACT NO. 30	60506	6788	UTAH	10S	2W	11
EAST CONTACT NO. 31	60471	6790	UTAH	10S	2W	11
EAST CONTACT NO. 32	60507	6788	UTAH	10S	2W	11
EAST CONTACT NO. 33	60508	6788	UTAH	10S	2W	11
EAST CONTACT NO. 34	60472	6790	UTAH	10S	2W	11,12
EAST CONTACT NO. 35	21775	6788	UTAH	10S	2W	11,12
EAST CONTACT NO. 36	60497	6788	UTAH	10S	2W	11,12
EAST CONTACT NO. 4	60484	6789	UTAH	10S	2W	2,11
EAST CONTACT NO. 40	60450	6793	UTAH	10S	2W	11,14
EAST CONTACT NO. 41	60451	6793	UTAH	10S	2W	11,14
EAST CONTACT NO. 42	60452	6793	UTAH	10S	2W	11,14

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-55

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
EAST CONTACT NO. 43	60474	6790	UTAH	10S	2W	11,14
EAST CONTACT NO. 44	60476	6790	UTAH	10S	2W	11,14
EAST CONTACT NO. 45	21769	6790	UTAH	10S	2W	11
EAST CONTACT NO. 46	60465	6790	UTAH	10S	2W	11
EAST CONTACT NO. 47	60466	6790	UTAH	10S	2W	11,14
EAST CONTACT NO. 48	60467	6790	UTAH	10S	2W	11,14
EAST CONTACT NO. 49	60468	6790	UTAH	10S	2W	11,14
EAST CONTACT NO. 5	60486	6789	UTAH	10S	2W	11
EAST CONTACT NO. 50	21768	6790	UTAH	10S	2W	11,14
EAST CONTACT NO. 51	60460	6790	UTAH	10S	2W	11,14
EAST CONTACT NO. 52	60461	6790	UTAH	10S	2W	11,12,13,14
EAST CONTACT NO. 56	21767	6790	UTAH	10S	2W	14
EAST CONTACT NO. 57	60454	6790	UTAH	10S	2W	14
EAST CONTACT NO. 58	60455	6790	UTAH	10S	2W	14
EAST CONTACT NO. 59	60487	6789	UTAH	10S	2W	2,11
EAST CONTACT NO. 6	21771	6789	UTAH	10S	2W	11
EAST CONTACT NO. 60	60498	6788	UTAH	10S	2W	2,11
EAST CONTACT NO. 61	60499	6788	UTAH	10S	2W	2,11
EAST CONTACT NO. 62	60500	6788	UTAH	10S	2W	2,11
EAST CONTACT NO. 63	60501	6788	UTAH	10S	2W	2,11
EAST CONTACT NO. 68	60457	6790	UTAH	10S	2W	14
EAST CONTACT NO. 69	60458	6790	UTAH	10S	2W	14

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-56

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
EAST CONTACT NO. 7	60479	6789	UTAH	10S	2W	2,11
EAST CONTACT NO. 70	60459	6790	UTAH	10S	2W	13,14
EAST CONTACT NO. 8	60481	6789	UTAH	10S	2W	11
EAST CONTACT NO. 9	60482	6789	UTAH	10S	2W	11
EAST HUMBUG LODE	60709	6114	UTAH	10S	2W	17
ECLIPSE (Card-0537)	64831	107	JUAB	10S	3W	24
ELECTRIC	12129	6534	UTAH	10S	2W	6
ELLA (Card-554-A&B))	60336	264	JUAB, UTAH	10S	3W	1
ELLA (Card-554-A&B))	60336	264	JUAB, UTAH	9S	3W	36
ELLA (Card-680)	43552	6455	JUAB, UTAH	10S	2W	17,18
ELLA (Card-680)	43554	6455	JUAB, UTAH	10S	2W	17,18
ELLA (Card-680)	43553	6455	JUAB	10S	2W	17,18
ENDY	21843	6059	UTAH	10S	2W	17
EUREKA	62793	6895	UTAH	10S	3W	1
EUREKA LODE (Card-175 and SA00-0004)	60748	39	JUAB	10S	3W	24
EUREKA LODE #6 (Card-743)	65570	6895	JUAB	10S	3W	12
EUREKA LODE NO. 1	60214	6895	UTAH	10S	3W	1
EUREKA LODE NO. 2	60216	6895	UTAH	10S	3W	1

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-57

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN-SHIP	RANGE	SECTION
EVANS LODE (Card-732)	60763	6897	JUAB	10S	3W	24
FIELD LODE (Card-577)	43546	6043	JUAB	10S	2W	7
FIELD LODE (Card-577)	43546	6043	JUAB	10S	3W	12
FIELD LODE (Card-577)	21931	6043	JUAB	10S	3W	12
FLORENCE	21868	6569	UTAH	10S	2W	6
FLORENCE	21868	6569	UTAH	10S	3W	1
FOURTH OF JULY LODE (Card-0164)	21930	3373	JUAB	10S	3W	12,13
GEMINI #2 LODE (Card-0147 and SA00-0004)	60769	4379	JUAB	10S	3W	13
GEMINI EXTENSION LODE (Card-0153 and SA00-0004)	60722	111A	JUAB	10S	3W	13
GEMINI EXTENSION MILLSITE (Card-0267-A)	43523	111-B	JUAB	10S	3W	12
GEMINI EXTENSION MILLSITE (Card-0267-A)	43523	111-B	JUAB	10S	2W	7
GEMINI LODE (Card-0158 and SA00-0004)	60749	69	JUAB	10S	3W	13
GENERAL SLOCUM	64002	6569	UTAH	10S	3W	1
GEORGE A. WILSON (Card-352)	21925	296	JUAB	10S	3W	24
GET THERE ELI	60329	265	UTAH	9S	3W	35,36
GETUP	12125	6513	UTAH	10S	2W	4

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-58

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
GETUP	12125	6513	UTAH	9S	2W	33
GIANT LODE (Card-583-B)	60321	6024	JUAB, UTAH	10S	2W	7
GIANT LODE(Card-583-B)	21926	6024	JUAB, UTAH	10S	3W	12
GOLDEN RAY LODE (Card-0183)	21927	311	JUAB	10S	3W	24
GOOD ENOUGH (Card-0149)	62830	3742	JUAB	10S	2W	18
GOOD ENOUGH #2 LODE (Card-0183)	60793	311	JUAB	10S	3W	24
GRANITE LODE (Card-0152)	21928	234	JUAB	10S	2W	18
GRANITE MOUNTAIN	60712	6059	UTAH	10S	2W	17
HADES LODE (Card-597)	60773	346	JUAB	10S	3W	24
HARDING	21865	6884	UTAH	10S	2W	6
HELEN LODE	21799	6631	UTAH	10S	2W	4,9
HEMITITE	21854	5472	UTAH	10S	2W	29
HIATUS LODE (Card-0353)	60775	3626	JUAB	10S	3W	24
HILL SIDE NO. 1	60671	6463	UTAH	10S	2W	4
HILLSIDE NO. 1	21829	6463	UTAH	10S	2W	4
HOBBS (Card-554-A)	60330	265	JUAB, UTAH	9S	3W	35
HORNSILVER LODE (Card-143)	60774	203A	JUAB	10S	3W	24

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-59

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
HOUGHTON (Card-0141)	62831	197	JUAB	10S	2W	18,19
HY MICKY MUCK (Card-0554-A&B)	60760	264	JUAB	10S	3W	2
HY MICKY MUCK (Card-0554-A&B)	60760	264	JUAB	9S	3W	35
JACK FRACT	60710	6114	JUAB, UTAH	10S	2W	17
JAMES G BLAINE (Card-0368)	21899	227	JUAB	10S	2W	19
JAY LODE (Card-733)	21924	6896	JUAB	10S	3W	24
JOE DANDY	60223	6569	UTAH	10S	2W	6
JUMBO	60337	264	UTAH	10S	3W	2
JUMBO	60322	6024	JUAB, UTAH	10S	3W	1,12
JUMBO	60337	264	UTAH	9S	3W	35
KEYSTONE LODE (Card-0112 and SA00-0004)	60768	112A	JUAB	10S	3W	13
KEYSTONE MILL SITE (Card-0267-A)	43536	112B	JUAB	10S	2W	7,18
KID	60331	265	UTAH	9S	3W	35,36
KINGSTON LODE (Card-0110)	21893	4378	JUAB	10S	3W	13
KNIGHT	60711	6114	JUAB, UTAH	10S	2W	17
KO KO	60332	265	UTAH	9S	3W	35

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-60

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
LA BONTA	21863	122	UTAH	10S	2W	29
LAMB NO. 22	60432	6802	UTAH	10S	2W	14,23
LAP	21882	6431	UTAH	10S	2W	6
LAP	21882	6431	UTAH	9S	2W	31
LAP #1	60302	6431	UTAH	9S	2W	31
LAST CHANCE LODE (Card-553 and SA00-0004)	21950	261	JUAB	10S	3W	13, 9
LEADVILLE LODE (Card-0584-B)	21904	6081	JUAB	10S	3W	13
LEADVILLE LODE (Card-0584-B)	49127	6081	JUAB	10S	3W	13
LEGAL LODE (Card-388 and SA00-0004)	21923	132	JUAB	10S	3W	13,24
LEO LODE	60817	6475	JUAB	10S	3W	24
LIABILITY LODE	21921	3622	JUAB	10S	3W	13
LIMIT #10	60303	6431	UTAH	9S	2W	31
LIMIT #11	60304	6431	UTAH	9S	2W	31
LIMIT #9	60305	6431	UTAH	9S	2W	31,32
LIMIT LODE	21885	6402	UTAH	9S	2W	32,33
LITTLE CHIEF	65685		JUAB	10S	3W	13
LITTLE GEM (Card-583)	60815	60241	JUAB	10S	2W	7
LOUISE (Card-0554)	21902	264	JUAB, UTAH	10S	3W	1,2

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-61

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
LOUISE (Card-0554)	21902	264	JUAB, UTAH	9S	3W	35
LUCKY BOY	21800	6629	UTAH	10S	2W	3,4
LUCKY BOY	21800	6629	UTAH	9S	2W	33,34
LUCKY BOY JR. (Card-659 and SA00-0004)	60766	6565	JUAB	10S	3W	13,24
LUCKY BOY JR. (Card-659 and SA00-0004)	60766	6565	JUAB	10S	2W	18,19
LUCKY BOY NO. 2	60603	6629	UTAH	10S	2W	4
LUCKY BOY NO. 2	60603	6629	UTAH	9S	2W	33
LUPUS	65708	6432	UTAH	10S	2W	6
LUPUS #9	60277	6431	UTAH	10S	2W	6
LUPUS NO. 1	60273	6432	UTAH	10S	2W	6
LUPUS NO. 2	60274	6432	UTAH	10S	2W	6
LUPUS NO. 3	60276	6432	UTAH	10S	2W	6
MABEL	60338	264	UTAH	9S	3W	35,36
MAE E.A. (Card-0554-A&B)	60978	265	JUAB, UTAH	9S	3W	35
MAGPIE	21867	6630	UTAH	10S	2W	5
MARCUS AURELIUS LODE (Card-685)	21922	5081	JUAB	10S	3W	24
MARINDA NO. 1	21806	6598	UTAH	10S	2W	3
MARINDA NO. 1	21806	6598	UTAH	9S	2W	34
MARINDA NO. 2	60596	6598	UTAH	10S	2W	3

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-62

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
MARINDA NO. 2	60596	6598	UTAH	9S	2W	34
MARY ALICE LODE (Card-0183)	60984	311	JUAB	10S	3W	24
MARY BELL LODE (Card-0183)	60986	311	JUAB	10S	3W	24
MATILDA LODE (Card-0095)	21920	315	JUAB	10S	2W	18,19
MAUD S.	60324	6024	UTAH	10S	2W	6,7
MAY DAY ANNEXATION	40413	4283	UTAH	10S	2W	17
MAY FLOWER NO2	48737	6534	UTAH	10S	2W	6,7
MEG MERILESS	60255	6484	UTAH	9S	2W	29,32
MIDNIGHT EXTENSION	21842	6017	UTAH	9S	2W	34
MODELA LODE (Card-604)	60985	6290	JUAB	10S	2W	18
MONO LODE	60781	70	JUAB	10S	3W	13,24
MONTE CARLO	65259	6569	UTAH	10S	2W	6
MORNING STAR LODE (Card-594)	60779	5108	JUAB	10S	3W	24
N E (Card-0554-A&B)	60758	38	JUAB	10S	3W	2
N. A. R. (Card-0554-A&B)	30982	265	JUAB, UTAH	9S	3W	35
N. END	60256	6484	UTAH	9S	2W	28
N. END LODE NO. 2	21873	6484	UTAH	9S	2W	28
N. END LODE NO. 3	60241	6484	UTAH	9S	2W	28

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-63

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
N. END LODE NO. 6	21874	6484	UTAH	9S	2W	29
N. END NO. 1	60251	6484	UTAH	9S	2W	28
N. END NO. 10	60257	6484	UTAH	9S	2W	28
N. END NO. 4	60258	6484	UTAH	9S	2W	28,29
N. END NO. 5	60259	6484	UTAH	9S	2W	29
N. END NO. 7	60247	6484	UTAH	9S	2W	28,29
N. END NO. 8	60252	6484	UTAH	9S	2W	28
N. END NO. 9	60253	6484	UTAH	9S	2W	28
N. TUNNEL	60677	6463	UTAH	10S	2W	3
N. TUNNEL NO. 1	60678	6463	UTAH	10S	2W	3
N. TUNNEL NO. 2	60679	6463	UTAH	10S	2W	3
N. TUNNEL NO. 3	21828	6463	UTAH	10S	2W	3
N. TUNNEL NO. 4	60672	6463	UTAH	10S	2W	3
N. TUNNEL NO. 5	60673	6463	UTAH	10S	2W	3
N.S. NO. 1	60286	6431	UTAH	10S	2W	5
N.S. NO. 10	60287	6431	UTAH	9S	2W	32
N.S. NO. 10	60287	6431	UTAH	10S	2W	5,6
N.S. NO. 11	60288	6431	UTAH	10S	2W	5
N.S. NO. 11	60288	6431	UTAH	9S	2W	32
N.S. NO. 12	60290	6431	UTAH	10S	2W	5
N.S. NO. 12	60290	6431	UTAH	9S	2W	32
N.S. NO. 16	60308	6430	UTAH	10S	2W	5

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-64

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
N.S. NO. 16	60308	6430	UTAH	9S	2W	32
N.S. NO. 17	60309	6430	UTAH	10S	2W	5
N.S. NO. 17	60309	6430	UTAH	9S	2W	32
N.S. NO. 18	60315	6402	UTAH	10S	2W	4,5
N.S. NO. 18	60315	6402	UTAH	9S	2W	32,33
N.S. NO. 19	60316	6402	UTAH	10S	2W	4,5
N.S. NO. 19	60316	6402	UTAH	9S	2W	33
N.S. NO. 2	21880	6431	UTAH	10S	2W	5
N.S. NO. 3	60282	6431	UTAH	10S	2W	5,6
N.S. NO. 4	60283	6431	UTAH	10S	2W	6
N.S. NO. 5	60284	6431	UTAH	10S	2W	6
N.S. NO. 6	60285	6431	UTAH	10S	2W	6
N.S. NO. 7	21879	6431	UTAH	10S	2W	6
N.S. NO. 7	21879	6431	UTAH	9S	2W	31
N.S. NO. 8	60280	6431	UTAH	10S	2W	6
N.S. NO. 8	60280	6431	UTAH	9S	2W	31
N.S. NO. 9	60281	6431	UTAH	10S	2W	6
N.S. NO. 9	60281	6431	UTAH	9S	2W	31,32
N.W. (Card-0554-A&B)	60759	38	JUAB	10S	3W	2
NOAH (Card-0076)	63428	239	JUAB	10S	2W	18,19
NOAH FRACTION (Card-0682)	62824	6550	JUAB	10S	2W	19

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-65

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
NORTH EXT. BLUE BELL (Card-0082)	62825	212	JUAB	10S	2W	18
NORTH EXT. RIDGE LODE (Card-0672-C)	25528	231	JUAB	10S	3W	13
NORTH EXT. VALLEY LODE (Card-0672-B)	25531	231	JUAB	10S	3W	13
NORTH EXTENSION EAGLE (Card-0083)	24820	213	JUAB	10S	2W	18
NORTH EXTENSION ZULU LODE (Card-0672-A and SA00-0004)	25530	231	JUAB	10S	3W	13
NORTH OF IRELAND NO. 1	21872	6491	UTAH	10S	2W	6
NORTH OF IRELAND NO. 2	60236	6491	UTAH	10S	2W	6
NORTH OF IRELAND NO. 3	60237	6491	UTAH	10S	2W	6
NORTH OF IRELAND NO. 4	60239	6491	UTAH	10S	2W	6
NORWAY FRACTION (Card-658)	43548	6539	JUAB	10S	3W	13
NORWAY FRACTION (Card-658)	43547	6539	JUAB	10S	3W	13
NORWAY LODE (Card-422 and SA00-0004)	21948	276	JUAB	10S	3W	13
NORWAY LODE (Card-422 and SA00-0004)	43549	276	JUAB	10S	3W	13
OCKONOOK (Card-244)	60811	4548	JUAB	10S	2W	29,32

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-66

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
OHIO MINING CLAIM	21887	4827	UTAH	10S	2W	5
OLE BOLE LODE (Card-432 and SA00-0004)	21947	275	JUAB	10S	3W	13
ONNIE GAGAN	60333	265	UTAH	9S	3W	35,36
PALERMO (Card-583)	21917	6024	JUAB, UTAH	10S	3W	12
PALERMO (Card-583)	65348	6024J	JUAB	10S	3W	12
PARROT	43508	6024	JUAB, UTAH	10S	2W	7
PARROT (Card-583)	43507	6024	JUAB	10S	2W	7
PAXMAN MILLSITE	21859	3286	UTAH	10S	2W	7,8
PAXMAN MILLSITE NO. 2	21860	3518	UTAH	10S	2W	7,8
PEACE	21797	6730	UTAH	10S	2W	4
PEACE FRACTION	60579	6730	UTAH	10S	2W	4
PEAK	60628	6516	UTAH	9S	2W	33
PINYON	60629	6516	UTAH	10S	2W	4
PINYON	60629	6516	UTAH	9S	2W	33
R. R. FRACTION	21818	6515	UTAH	10S	2W	4
RABBIT	60222	6630	UTAH	10S	2W	5
RABBIT	60222	6630	UTAH	9S	2W	32
RAILROAD NO. 10	21827	6463	UTAH	10S	2W	3
RAILROAD NO. 12	60667	6463	UTAH	10S	2W	3
RAILROAD NO. 13	60668	6463	UTAH	10S	2W	3

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-67

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
RAILROAD NO. 14	60669	6463	UTAH	10S	2W	3
RAILROAD NO. 4	21826	6463	UTAH	10S	2W	3
RAILROAD NO. 5	60662	6463	UTAH	10S	2W	3
RATTLESNAKE NO. 4	60429	6802	UTAH	10S	2W	14
RATTLESNAKE NO. 5	60410	6804	UTAH	10S	2W	14
RATTLESNAKE NO. 6	62789	6804	UTAH	10S	2W	14
RATTLESNAKE NO. 7	60392	6804	UTAH	10S	2W	14
RATTLESNAKE NO. 8	60393	6804	UTAH	10S	2W	14
RED BIRD LODE (Card-564 and SA00-0004)	60981	96	JUAB	10S	3W	13
RICHARD LODE (Card-734)	21916	6898	JUAB	10S	3W	24
RIDGE	25529	5708	JUAB	10S	2W	29
RIDGE (Card-0456)	25529	106	JUAB	10S	3W	13,24
RIDGE NORTH EXTENSION (Card-672)	25528	231	JUAB	10S	3W	13
RIO TINTO LODE (Card-0279)	43529	4536	JUAB	10S	2W	7,18
RIO TINTO LODE (Card-0279)	43530	4536	JUAB	10S	3W	12,13
ROBBINS EUREKA LODE (Card-0268)	21918	71	JUAB	10S	3W	13,24
ROBERT # 10	60375	6806	UTAH	10S	2W	23,26
ROBERT # 11	60376	6806	UTAH	10S	2W	26
ROBERT # 12	60377	6806	UTAH	10S	2W	23,26

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-68

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
ROBERT #14	21756	6805	UTAH	10S	2W	23,26
ROBERT #15	60387	6805	UTAH	10S	2W	26
ROBERT #16	60388	6805	UTAH	10S	2W	26
ROBERT #17	60389	6805	UTAH	10S	2W	26
ROBERT #18	60390	6805	UTAH	10S	2W	26
ROBERT #19	60391	6805	UTAH	10S	2W	26
ROBERT #20	21755	6805	UTAH	10S	2W	26
ROBERT #21	60380	6805	UTAH	10S	2W	26
ROBERT #22	60381	6805	UTAH	10S	2W	26
ROBERT #23	60382	6805	UTAH	10S	2W	26
ROBERT #24	60383	6805	UTAH	10S	2W	26
ROBERT #25	60384	6805	UTAH	10S	2W	26
ROBERT #26	60385	6805	UTAH	10S	2W	23,26
ROBERT #27	60386	6805	UTAH	10S	2W	23,26
ROBERT 13	60378	6806	UTAH	10S	2W	26
RYAN MILLSITE (Card-0267-A)	43542	3060B	JUAB, UTAH	10S	2W	18
S. S. NO. 1	65405	6463	UTAH	10S	2W	4
S. S. NO. 2	65406	6463	UTAH	10S	2W	4
S. S. NO. 3	65407	6463	UTAH	10S	2W	4
S. S. NO. 5	60643	6515	UTAH	10S	2W	4
S. S. NO. 6	60630	6516	UTAH	10S	2W	3,4

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-69

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
SAN JUAN (Card-583)	60989	6024	JUAB, UTAH	10S	3W	12
SAN JUAN (Card-583)	65412	6024J	JUAB	10S	3W	12
SAN JUAN (Card-583)	60990	6024	JUAB	10S	3W	12
SAVAGE LODE (Card-583)	21913	6024	JUAB	10S	3W	12
SHAITAN	60242	6484	UTAH	9S	2W	28,29,32,33
SHERMAN	60334	265	UTAH	9S	3W	35
SHIELD LODE NO. 12	63151	7024	UTAH	10S	2W	2,11
SHIELD NO. 1	60360	7021	UTAH	10S	2W	2
SHIELD NO. 10	63149	7024	UTAH	10S	2W	2,11
SHIELD NO. 11	63150	7024	UTAH	10S	2W	2,11
SHIELD NO. 2	63152	7021	UTAH	10S	2W	2
SHIELD NO. 26	63157	7021	UTAH	10S	2W	2
SHIELD NO. 27	63158	7021	UTAH	10S	2W	2
SHIELD NO. 28	63159	7021	UTAH	10S	2W	2
SHIELD NO. 29	21749	7025	UTAH	10S	2W	2,3,10
SHIELD NO. 3	63153	7021	UTAH	10S	2W	2,11
SHIELD NO. 30	60352	7025	UTAH	10S	2W	2
SHIELD NO. 31	60353	7025	UTAH	10S	2W	2
SHIELD NO. 32	60354	7025	UTAH	10S	2W	2
SHIELD NO. 4	63154	7021	UTAH	10S	2W	2,11
SHIELD NO. 5	63155	7021	UTAH	10S	2W	2,11

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-70

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
SHIELD NO. 52	60355	7025	UTAH	10S	2W	2
SHIELD NO. 52	60355	7025	UTAH	9S	2W	34
SHIELD NO. 53	21748	7025	UTAH	10S	2W	2
SHIELD NO. 53	21748	7025	UTAH	9S	2W	34
SHIELD NO. 54	60346	7025	UTAH	10S	2W	2
SHIELD NO. 54	60346	7025	UTAH	9S	2W	34
SHIELD NO. 55	60348	7025	UTAH	10S	2W	2
SHIELD NO. 55	60348	7025	UTAH	9S	2W	34
SHIELD NO. 56	60349	7025	UTAH	10S	2W	2,3
SHIELD NO. 56	60349	7025	UTAH	9S	2W	34
SHIELD NO. 6	63156	7021	UTAH	10S	2W	2,11
SHIELD NO. 7	60358	7024	UTAH	10S	2W	2,11
SHIELD NO. 8	63147	7024	UTAH	10S	2W	2,11
SHIELD NO. 9	63148	7024	UTAH	10S	2W	2,11
SI TAM (Card-0554-A&B)	60971	264	JUAB	10S	3W	2
SILVER BILL	60335	265	UTAH	9S	3W	35
SILVER GEM LODE (Card-486)	21912	128	JUAB	10S	3W	24
SILVERS LODE (Card-679)	60992	6401	JUAB	10S	2W	18
SMUGGLER #4 LODE (Card-548)	21914	6503	JUAB	10S	2W	18

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-71

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
SO. EXT. OF WEST MAMMOTH (Card-596)	60987	5348	JUAB	10S	3W	24
SOLID MULTOON LODE (Card-477)	21911	283A	JUAB	10S	2W	18
SOUTH EXT. BLUE BELL (Card-0044)	24819	215	JUAB	10S	2W	19
SOUTH EXTENSION BEECHER (Card-0042)	62820	216	JUAB	10S	2W	19
SOUTH EXTENSION EAGLE (Card-0043)	62821	214	JUAB	10S	2W	19
SOUTH SIDE	21832	6432	UTAH	10S	2W	7
SOUTH SIDE NO. 1	60686	6432	JUAB, UTAH	10S	2W	7
SOUTH SIDE NO. 2 (Card-0053)	60687	6432	JUAB, UTAH	10S	2W	7
SOUTH SIDE NO. 2 (Card-0053)	21910	6432	JUAB	10S	2W	7
SOUTH SIDE NO. 3	60688	6432	UTAH	10S	2W	7,8
SOUTH SIDE NO. 4	60689	6432	UTAH	10S	2W	7,8
SOUTH SIDE NO. 5	60690	6432	UTAH	10S	2W	7,8
STELLA FRACTION	60243	6484	UTAH	9S	2W	29,32
STONEWALL JACKSON (Card-0084-A1)	60808	210	JUAB	10S	2W	18,19
STYX LODE (Card-597)	60991	346	JUAB	10S	3W	24
SULLIVAN (Card-0038-A)	86593	254	JUAB	10S	2W	19
SUMMIT #10 LODE	60209	6516	UTAH	10S	2W	4

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-72

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
SUMMIT #10 LODE	60210	6516	UTAH	9S	2W	33
SUMMIT NO. 1	60401	6430	UTAH	10S	2W	5
SUMMIT NO. 2	60402	6430	UTAH	10S	2W	5
SUMMIT NO. 3	60310	6430	UTAH	10S	2W	5
SUMMIT NO. 7	21884	6402	UTAH	10S	2W	4
SUMMIT NO. 7	21884	6402	UTAH	9S	2W	33
SUMMIT NO. 8	60198	6402	UTAH	9S	2W	33
SUMMIT NO. 8	60199	6402	UTAH	9S	2W	33
SUMMIT NO. 9 PART 1	60192	6402	UTAH	10S	2W	33
SUMMIT NO. 9 PART 2	60193	6402	UTAH	10S	2W	4
SUMMIT NO. 9 PART 2	60193	6402	UTAH	9S	2W	33
SUNDOWN NO. 2	21810	3835	UTAH	10S	2W	20,29
SUNSET	60328	6024	UTAH	10S	3W	1,12
TALISMAN FRACTION LODE (Card-660 and SA00-0004)	21945	6545	JUAB	10S	3W	13
TALISMAN LODE (Card-0001-A1 and SA00-0004)	60983	104	JUAB	10S	3W	13
TAMARACK LODE (Card-0279)	43537	4536	JUAB	10S	2W	7,18
TETRO (Card-0257)	21909	312	JUAB	10S	2W	7
TETRO (Card-0257)	21898	312	JUAB	10S	2W	18
THREE PLY (Card-550 and SA00-0004)	60204	95	JUAB	10S	3W	13

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-73

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN-SHIP	RANGE	SECTION
THUMB TACK	60631	6516	UTAH	9S	2W	27,34
TINTIC	60339	264	UTAH	9S	3W	36
TINTIC STANDARD #36	60605	6612	UTAH	10S	2W	11
TINTIC STANDARD #44	60606	6612	UTAH	10S	2W	11
TINTIC STANDARD NO. 2	60659	6466	UTAH	10S	2W	9,10
TINTIC STANDARD NO11	21805	6611	UTAH	10S	2W	10
TINTIC STANDARD NO12	60591	6611	UTAH	10S	2W	10
TINTIC STANDARD NO13	60592	6611	UTAH	10S	2W	10
TINTIC STANDARD NO15	60593	6611	UTAH	10S	2W	10
TINTIC STANDARD NO16	60594	6611	UTAH	10S	2W	10
TINTIC STANDARD NO17	21787	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO18	60531	6763	UTAH	10S	2W	10
TINTIC STANDARD NO19	60532	6763	UTAH	10S	2W	2,10
TINTIC STANDARD NO22	60533	6763	UTAH	10S	2W	2,10
TINTIC STANDARD NO24	60534	6763	UTAH	10S	2W	2,3,10
TINTIC STANDARD NO28	60535	6763	UTAH	10S	2W	3

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-74

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
TINTIC STANDARD NO28	60535	6763	UTAH	9S	2W	34
TINTIC STANDARD NO29	21786	6763	UTAH	10S	2W	3
TINTIC STANDARD NO29	21786	6763	UTAH	9S	2W	34
TINTIC STANDARD NO30	60530	6763	UTAH	10S	2W	3
TINTIC STANDARD NO30	60530	6763	UTAH	9S	2W	34
TINTIC STANDARD NO37	21804	6611	UTAH	10S	2W	2,10,11
TINTIC STANDARD NO38	60585	6611	UTAH	10S	2W	2,10,11,15
TINTIC STANDARD NO39	60586	6611	UTAH	10S	2W	2,11
TINTIC STANDARD NO40	65481	6763	UTAH	10S	2W	2,10
TINTIC STANDARD NO45	60537	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO46	60536	6763	UTAH	10S	2W	3
TINTIC STANDARD NO47	30983	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO48	60727	6763	UTAH	10S	2W	3
TINTIC STANDARD NO49	60728	6763	UTAH	10S	2W	3,10

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-75

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
TINTIC STANDARD NO5	60588	6611	UTAH	10S	2W	10
TINTIC STANDARD NO50	60729	6763	UTAH	10S	2W	3
TINTIC STANDARD NO50	60729	6763	UTAH	9S	2W	34
TINTIC STANDARD NO51	60730	6763	UTAH	10S	2W	3
TINTIC STANDARD NO51	60730	6763	UTAH	9S	2W	34
TINTIC STANDARD NO52	60731	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO6	60589	6611	UTAH	10S	2W	10
TINTIC STANDARD NO7	21803	6611	UTAH	10S	2W	10
TINTIC STANDARD NO8	60583	6611	UTAH	10S	2W	10
TINTIC STANDARD NO9	60584	6611	UTAH	10S	2W	10
TOLTEC LODE (Card-0508)	60794	3625	JUAB	10S	3W	24
TOLTEC LODE (Card-279)	43524	4536	JUAB	10S	2W	7
TOWN VIEW (Card-702)	63162	4307	JUAB	10S	2W	18
TOWN VIEW FRACTION (Card-703)	25949	6672	JUAB	10S	2W	18
TRESTLE	60660	6463	UTAH	10S	2W	3

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-76

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
TRIANGULAR LODE (Card-0021)	60993	4600	JUAB	10S	2W	18
TUNNEL NO. 3 LODE	63431		UTAH	10S	2W	4,9
TUNNEL NO. 4 LODE	63388	6463	UTAH	10S	2W	3,4,9,10
UNION (Card-510)	65491	188	JUAB	10S	3W	24
VALLEY LODE (Card-567 and SA00-0004)	60970	100	JUAB	10S	3W	13,24
VALLEY NORTH EXTENSION (Card-672)	25531	231	JUAB	10S	3W	13
VOLTAIRE MILL SITE (Card-267-A and SA00-0004)	21906	103B	JUAB	10S	3W	12
W. PINYON	60231	6516	UTAH	9S	2W	33
W. PINYON NO. 2	60207	6402	UTAH	9S	2W	33
W. PINYON NO. 2	60208	6402	UTAH	9S	2W	33
W. PINYON NO. 3	60311	6402	UTAH	9S	2W	33
W. PINYON NO. 4	60313	6402	UTAH	9S	2W	33
W. PINYON NO. 5	60312	6402	UTAH	9S	2W	28,33
W. PINYON NO. 6	60314	6402	UTAH	9S	2W	28,33
W. PINYON NO. 7	60244	6484	UTAH	9S	2W	28,33
W. PINYON NO. 8	60205	6516	UTAH	9S	2W	33
W. PINYON NO. 8	65501	6516	UTAH	9S	2W	33
W. PINYON NO. 9	60233	6516	UTAH	9S	2W	33

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-77

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
W. W. C. MILL SITE (Card-521 and SA00-0004)	21943	163B	JUAB	10S	2W	18
WATER LILLIE LODE	21831	6457	UTAH	10S	2W	3
WATSON (Card-0010)	62822	3722	JUAB	10S	2W	18,19
WATSON EXTENSION (Card-0009)	62823	3723	JUAB	10S	2W	19
WEST BULLION LODE (Card-523 and SA00-0004)	21944	90	JUAB	10S	3W	13,24
WEST EMMA (Card-580)	65515	6082	JUAB	10S	3W	13
WEST MAMMOTH S EXTENSION (Card-596)	65516	5348	JUAB	10S	3W	24
WHISPERING WILLIE (Card-659)	60806	6566	JUAB	10S	2W	18,19
WONDER #1 (Card-609)	60972	6001	JUAB, UTAH	10S	2W	7
WONDER #1 (Card-609)	76573	6001	JUAB, UTAH	10S	2W	7
WONDER #2 (Card-609)	48712	6001	JUAB, UTAH	10S	2W	6,7
WONDER #2 (Card-609)	76574	6001	JUAB, UTAH	10S	2W	6,7
WONDER #3 (Card-609)	48713	6001	JUAB, UTAH	10S	2W	7
WONDER #3 (Card-609)	76575	6001	JUAB, UTAH	10S	2W	7

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-78

www.osiskodev.com

NAME	STATE OF UTAH PROPERTY TAX NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
WYOMING SILVER MINING CO.	21861	52	UTAH	10S	2W	8
ZULU LODE (Card-11 and SA00-0004)	21955	99	JUAB	10S	3W	13,24
ZULU NORTH EXTENSION (Card-672)	25530	231	JUAB	10S	3W	13
ZULU NORTH EXTENSION (Card-672)	30980	231	JUAB	10S	3W	13

NAME	STATE OF UTAH TAX PROPERTY NO.	PATENT SURVEY NO.	COUNTY	TOWN- SHIP	RANGE	SECTION
NEVADA	19309	4767	UTAH	10S	2W	19
SALVATOR	19335	3219	UTAH	10S	2W	19

Owns all right, title, and interest (100%) interest in the metallic minerals only in the following:

NAME	SURVEY NUMBER	TOWNSHIP	RANGE	A Portion of SECTION(S)	MINING DISTRICT
Good Luck	6402	T10S	R2W	4,5,8,9	Tintic
Limestone	6402	T10S	R2W	4,9	Tintic
Bend	6402	T10S	R2W	4,5	Tintic
Fraction	6402	T10S	R2W	4	Tintic
Fraction No. 1	6402	T10S	R2W	4	Tintic

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-79

www.osiskodev.com

NAME	SURVEY NUMBER	TOWNSHIP	RANGE	A Portion of SECTION(S)	MINING DISTRICT
Hill Side	6402	T10S	R2W	4	Tintic
Summit No. 4	6402	T10S	R2W	4,5	Tintic
Summit No. 5	6402	T10S	R2W	4	Tintic
Summit No. 6	6402	T10S	R2W	4	Tintic
S.S.	6402	T10S	R2W	4	Tintic
Rosie	4126	T10S	R2W	4,9	Tintic
Golden Eagle	4126	T10S	R2W	4,9	Tintic
Eagle Lode Mining Claim No. 1	4126	T10S	R2W	4,9	Tintic
Bend No. 1	6430	T10S	R2W	5	Tintic
Tunnel Site	4126	T10S	R2W	4	Tintic

Unpatented Mining Claims:

Owns 100% of the following unpatented mining claims:

Serial Number	Lead File Number	Legacy Serial Number	Legacy Lead File Number	Claim Name	County	Claim Type	Township Range Section	Quadrant
UT101363382	UT101363382	UMC399886	UMC399883	CCM 4	JUAB, UTAH	LODE CLAIM	10S 2W 29	NW
UT101363383	UT101363383	UMC399887	UMC399883	CCM 5	JUAB, UTAH	LODE CLAIM	10S 2W 29	NW
					UTAH	LODE CLAIM	10S 2W 20	SW

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-80

www.osiskodev.com

UT101363384	UT101363384	UMC399888	UMC399883	CCM 6	JUAB, UTAH	LODE CLAIM	10S 2W 29	NW
					UTAH	LODE CLAIM	10S 2W 20	SW
UT101363385	UT101363385	UMC399889	UMC399883	CCM 7	UTAH	LODE CLAIM	10S 2W 20	SW
UT101363386	UT101363386	UMC399890	UMC399883	CCM 8	JUAB, UTAH	LODE CLAIM	10S 2W 19	NE
SE
UT101364242	UT101364242	UMC399891	UMC399883	CCM 9	UTAH	LODE CLAIM	10S 2W 20	SE
SW
UT101364243	UT101364243	UMC399892	UMC399883	CCM 10	UTAH	LODE CLAIM	10S 2W 20	SW
UT101364244	UT101364244	UMC399893	UMC399883	CCM 11	UTAH	LODE CLAIM	10S 2W 20	NW
UT101364245	UT101364245	UMC399894	UMC399883	CCM 12	UTAH	LODE CLAIM	10S 2W 20	NW
UT101364246	UT101364246	UMC399895	UMC399883	CCM 13	UTAH	LODE CLAIM	10S 2W 21	SW
UT101364247	UT101364247	UMC399896	UMC399883	CCM 14	UTAH	LODE CLAIM	10S 2W 22	NW
UT101364248	UT101364248	UMC399897	UMC399883	CCM 15	UTAH	LODE CLAIM	10S 2W 15	SE
UT101364249	UT101364249	UMC399898	UMC399883	CCM 16	UTAH	LODE CLAIM	10S 2W 10	NW
UT101364250	UT101364250	UMC399899	UMC399883	CCM 17	UTAH	LODE CLAIM	10S 2W 3	SW
							10S 2W 10	NW
UT101364251	UT101364251	UMC399900	UMC399883	CCM 18	UTAH	LODE CLAIM	10S 2W 3	SE
UT101364252	UT101364252	UMC399901	UMC399883	CCM 19	UTAH	LODE CLAIM	10S 2W 3	NE
SE
UT101364253	UT101364253	UMC399902	UMC399883	CCM 20	UTAH	LODE CLAIM	10S 2W 3	NE

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-81

www.osiskodev.com

UT101364254	UT101364254	UMC399903	UMC399883	CCM 21	UTAH	LODE CLAIM	9S 2W 34	SE
SW
							10S 2W 3	NE
UT101650658	UT101650658	UMC403434	UMC403414	CCM 43	UTAH	LODE CLAIM	10S 2W 17	SE
UT101650659	UT101650659	UMC403435	UMC403414	CCM 44	JUAB, UTAH	LODE CLAIM	10S 2W 17	SE
SW
UT101650660	UT101650660	UMC403436	UMC403414	CCM 45	JUAB, UTAH	LODE CLAIM	10S 2W 17	SE
SW
UT101651635	UT101651635	UMC403437	UMC403414	CCM 46	UTAH	LODE CLAIM	10S 2W 17	SE
UT101678678	UT101678678	UMC403515	UMC403515	DAN SULLIVAN	JUAB, UTAH	LODE CLAIM	10S 2W 17	SE
SW
UT101678679	UT101678679	UMC403516	UMC403515	DAN SULLIVAN # 1	JUAB, UTAH	LODE CLAIM	10S 2W 17	SW
UT101718478	UT101718478	UMC446346	UMC446346	TRACY KT NO 1	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718479	UT101718479	UMC446347	UMC446346	TRACY KT NO 2	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718480	UT101718480	UMC446348	UMC446346	TRACY KT NO 3	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718481	UT101718481	UMC446349	UMC446346	TRACY KT NO 4	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718482	UT101718482	UMC446350	UMC446346	TRACY KT NO 5	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718483	UT101718483	UMC446351	UMC446346	TRACY KT NO 6	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718484	UT101718484	UMC446352	UMC446346	TRACY KT NO 7	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718485	UT101718485	UMC446353	UMC446346	TRACY KT NO 8	UTAH	LODE CLAIM	11S 2W 11	SW
UT101719330	UT101719330	UMC446354	UMC446346	TRACY KT NO 9	UTAH	LODE CLAIM	11S 2W 11	SW
UT101719331	UT101719331	UMC446355	UMC446346	TRACY KT NO 10	UTAH	LODE CLAIM	11S 2W 11	SW
Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-82

www.osiskodev.com

UT101857326	UT101857326	UMC445639	UMC445639	SANDY B NO 10	UTAH	LODE CLAIM	11S 2W 22	NE
NW
UT101857327	UT101857327	UMC445640	UMC445639	SANDY B NO 11	UTAH	LODE CLAIM	11S 2W 22	NE
NW
UT101857328	UT101857328	UMC445641	UMC445639	SANDY B NO 12	UTAH	LODE CLAIM	11S 2W 22	NE
NW
UT101857329	UT101857329	UMC445642	UMC445639	SANDY B NO 13	UTAH	LODE CLAIM	11S 2W 22	NE
NW
UT101857330	UT101857330	UMC445643	UMC445639	SANDY B NO 14	UTAH	LODE CLAIM	11S 2W 22	NE
NW
SE
SW
UT101857331	UT101857331	UMC445644	UMC445639	SANDY B NO 19	UTAH	LODE CLAIM	11S 2W 22	NE
UT101857332	UT101857332	UMC445645	UMC445639	SANDY B NO 20	UTAH	LODE CLAIM	11S 2W 22	NE
UT101857333	UT101857333	UMC445646	UMC445639	SANDY B NO 21	UTAH	LODE CLAIM	11S 2W 22	NE
UT101857334	UT101857334	UMC445647	UMC445639	SANDY B NO 22	UTAH	LODE CLAIM	11S 2W 22	NE
UT101857335	UT101857335	UMC445648	UMC445639	SANDY B NO 23	UTAH	LODE CLAIM	11S 2W 22	NE
SE
UT101858489	UT101858489	UMC445649	UMC445649	SANDY B NO 6	UTAH	LODE CLAIM	11S 2W 22	SW
UT101858490	UT101858490	UMC445650	UMC445649	SANDY B NO 7	UTAH	LODE CLAIM	11S 2W 22	SW
UT101858491	UT101858491	UMC445651	UMC445649	SANDY B NO 8	UTAH	LODE CLAIM	11S 2W 22	SW
UT101858492	UT101858492	UMC445652	UMC445649	SANDY B NO 9	UTAH	LODE CLAIM	11S 2W 22	SW

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-83

www.osiskodev.com

UT101858493	UT101858493	UMC445653	UMC445649	SANDY B NO 15	UTAH	LODE CLAIM	11S 2W 22	SE
SW
UT101858494	UT101858494	UMC445654	UMC445649	SANDY B NO 16	UTAH	LODE CLAIM	11S 2W 22	SE
SW
UT101858495	UT101858495	UMC445655	UMC445649	SANDY B NO 17	UTAH	LODE CLAIM	11S 2W 22	SE
SW
UT101858496	UT101858496	UMC445656	UMC445649	SANDY B NO 18	UTAH	LODE CLAIM	11S 2W 22	SE
SW
UT101858497	UT101858497	UMC445657	UMC445649	SANDY B NO 24	UTAH	LODE CLAIM	11S 2W 22	SE
UT101858498	UT101858498	UMC445658	UMC445649	SANDY B NO 25	UTAH	LODE CLAIM	11S 2W 022	SE
UT101858499	UT101858499	UMC445659	UMC445649	SANDY B NO 26	UTAH	LODE CLAIM	11S 2W 22	SE
UT101858500	UT101858500	UMC445660	UMC445649	SANDY B NO 27	UTAH	LODE CLAIM	11S 2W 22	SE
UT101858501	UT101858501	UMC445661	UMC445649	CLOE NO 6	UTAH	LODE CLAIM	11S 2W 22	SW
UT101858502	UT101858502	UMC445662	UMC445649	CLOE NO 7	UTAH	LODE CLAIM	11S 2W 22	SW
UT101858503	UT101858503	UMC445663	UMC445649	CLOE NO 8	UTAH	LODE CLAIM	11S 2W 22	SW
UT101858504	UT101858504	UMC445664	UMC445649	CLOE NO 9	UTAH	LODE CLAIM	11S 2W 22	SW

Osisko Development Corp – Tintic Project Technical Report NI 43-101 – June 7, 2022	pg. 28-84